# COMMUNITY FIRST, INC.

## Annual Report
## 2011

# To All Valued Shareholders



2011 was a year of significant challenges and change for Community First Inc., and Community First Bank & Trust. The Board of Directors and Senior Management restructured virtually every aspect of the company, including changes within some individual positions of executive leadership. As part of the bank's management restructuring, I was humbled and pleased to be promoted to President/CEO in June 2011.

Since I am relatively new to this position, I would like to share some background information about my 37 years of banking experience. Immediately prior to accepting the bank's chief executive job, I held the positions of Chief Retail Officer and Chief Credit Officer for Community First since 2008. Earlier in my banking career, I worked six years in the Columbia area with Commerce Union Bank and Bank of America before moving to Macon, Ga., in 1997 to be Senior Vice President/Market President for Bank of America.

The opportunity to be part of a true community bank's management team – combined with the attraction of once again living in middle Tennessee – lured me back to this area. It is my belief that community banks are a major force in the strength of the national, state as well as local economies. Community banks can provide a level of service to individual consumers and small businesses in an efficient and personal way that is difficult for larger institutions to match.

**Ongoing Turmoil in Financial Services Markets.** National and world financial markets – along with the U.S. banking industry – saw continued upheaval and flux in 2011, the third full calendar year since the onset of a deep economic recession. The pressures from lingering credit issues, a slowly recovering economy and costly regulatory reform fueled many necessary strategic changes in our organization. Your bank accepted specific challenges in September when the Board of Directors and Senior Management team entered into an agreement with the FDIC to fulfill a variety of obligations outlined within a consent order. The most pressing of the bank's requirements was to boost capital ratios, which is essential for the long-term economic viability of this institution. Our entire team has responded with a strong determination and resolve to improve our capital position, return to sustained profitability and ultimately generate optimal returns on the investments of our shareholders.

**Signs of Optimism.** Although there is much work left to do, we look back on the past year knowing great strides were made in preparing the bank to weather the remainder of this economic cycle and prepare for the future. We have several key reasons for optimism coming out of 2011:

- Our trends with problem credits seem to have leveled off and we anticipate improvements in the coming year.
- The bank has achieved significant reductions in non-interest expense.
- An updated strategic plan has created a clearer vision for a more efficient operating model.
- Our energized team of managers and employees are ready to expand and deepen customer relationships.
- We entered into agreements to sell two branch offices – the Murfreesboro Office in Rutherford County and Cool Springs Office in Williamson County – which should lighten our overhead and assist in improving our capital ratios. The sale of these two offices also supports a strategy of concentrating our branch footprint in our markets of greatest strength ... Maury County, Hickman County and southern Williamson County.
- The local economy showed signs of modest recovery, most notably in job creation thanks greatly to General Motors' retooling of its Spring Hill vehicle assembly facility, along with improved real estate values and a slight uptick in home sales.

**Diligence in Managing Assets and Credit Issues.** We practice daily diligence in reaching equitable resolutions for problem assets and credit issues. We remain aware that the successful resolution of credit challenges is the number one factor in our return to profitability during 2012, and our key credit metrics show progress in several critical areas. We have also strengthened our risk oversight to better protect your investment and contribute to responsible growth in the future. However, we have not tightened our operating structure to the detriment of our customers or our bankers who serve them. We offer those who bank with Community First the opportunity to enjoy a customer-focused, flexible approach to financial services with access to a full array of products, services and technologies expected from much larger institutions.

Community First's own economic recovery is underway and we are beginning to see signs of progress. Due to the economic climate, regulatory constraints and unique challenges we face, reaching our goals will require patience and perseverance. We greatly appreciate the support of our shareholders, and we are counting on continued support from you in order to reach our objectives of stability, profitability and creation of shareholder value.

**I want to personally thank ...**

- Our Customers – For your business, loyalty and confidence in our bank.
- Our Team Members – For your service, sacrifice, uplifting spirit and commitment to prevail as we guide our company back to profitability and prominence.
- Our Shareholders – For your investment in our company, and for your patience and understanding as we work through this challenging economic cycle.

As we move through 2012 and beyond, we will do everything possible to live up to our pledge that you can ***"Expect more from your bank!"*** at Community First.

Sincerely,

**Louis E. Holloway**
President/CEO
Community First Bank & Trust

# COMMUNITY FIRST, INC.

## Annual Report to Shareholders

## For the Year Ended December 31, 2011

**COMMUNITY FIRST, INC.**
**Columbia, Tennessee**

**CONSOLIDATED FINANCIAL STATEMENTS**
**December 31, 2011 and 2010**

CONTENTS

## MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Community First, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework.

Based on this assessment we believe that, as of December 31, 2011, the Company's internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting because that requirement under Section 404 of the Sarbanes Oxley Act of 2002 was permanently removed for non-accelerated filers pursuant to the provisions of Section 989(G) set forth in the Dodd-Frank Act.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Community First, Inc.

We have audited the accompanying consolidated balance sheets of Community First, Inc. (the "Company") as of December 31, 2011 and 2010 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community First, Inc. as of December 31, 2011 and 2010 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 21 to the consolidated financial statements, the Company's bank subsidiary, Community First Bank & Trust, ('Bank") is not in compliance with a regulatory enforcement action issued by its primary federal regulator requiring, among other things, a minimum Tier 1 Leverage capital ratio at the Bank of not less than 8.5% , a minimum Tier 1 capital to risk-weighted assets ratio of not less than 10.0% and a minimum Total capital to risk-weighted assets ratio of not less than 12.0%. The Bank's Tier 1 Leverage capital ratio was 4.92%, its Tier 1 capital to risk-weighted assets ratio was 7.22% and its Total-capital to risk weighted assets ratio was 8.51% at December 31, 2011. Continued failure to comply with the regulatory enforcement action may result in additional adverse regulatory action. Management's plans with regards to these matters are also discussed in Note 21 to the consolidated financial statements.

Crowe Horwath LLP

Crowe Horwath LLP

Brentwood, Tennessee
March 30, 2012

# COMMUNITY FIRST, INC.
## CONSOLIDATED BALANCE SHEETS
### December 31
*(Dollar amounts in thousands, except per share data)*

| | 2011 | 2010 |
|---|---|---|
| **ASSETS** | | |
| Cash and due from financial institutions | $ 73,708 | $ 59,919 |
| Federal funds sold | 3,034 | 384 |
| Cash and cash equivalents | 76,742 | 60,303 |
| Time deposits in other financial institutions | 250 | 1,959 |
| Securities available for sale | 63,660 | 63,482 |
| Loans held for sale in secondary market | 5,274 | 4,282 |
| Loans held for sale, net of allowance of $1,084 | 53,125 | - |
| Loans | 381,196 | 506,974 |
| Allowance for loan losses | (19,546) | (18,167) |
| Net loans | 361,650 | 488,807 |
| Restricted equity securities | 1,727 | 1,727 |
| Premises and equipment, net | 9,277 | 15,037 |
| Premises and equipment held for sale,net | 4,982 | - |
| Core deposit and customer relationship intangibles | 1,551 | 1,790 |
| Accrued interest receivable | 2,096 | 2,528 |
| Bank owned life insurance | 9,040 | 8,743 |
| Other real estate owned, net | 22,055 | 11,791 |
| Other assets | 5,344 | 6,931 |
| Total assets | $ 616,773 | $ 667,380 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Deposits | | |
| Noninterest-bearing | $ 46,664 | $ 49,333 |
| Noninterest-bearing held for sale | 5,213 | - |
| Interest-bearing | 415,642 | 545,736 |
| Interest-bearing held for sale | 87,518 | - |
| Total deposits | 555,037 | 595,069 |
| Federal Home Loan Bank advances | 16,000 | 16,000 |
| Subordinated debentures | 23,000 | 23,000 |
| Accrued interest payable | 2,390 | 1,667 |
| Repurchase agreement | 7,000 | 7,000 |
| Other liabilities | 3,771 | 1,883 |
| Total liabilities | 607,198 | 644,619 |
| Commitments and contingent liabilities (Note 19) | | |

See accompanying notes to consolidated financial statements.

# COMMUNITY FIRST, INC.
## CONSOLIDATED BALANCE SHEETS
## December 31
*(Dollar amounts in thousands, except per share data)*

| | 2011 | 2010 |
|---|---|---|
| Shareholders' equity | | |
| Senior preferred shares, no par value; 5% cumulative; liquidation value $18,653. Authorized 2,500,000 shares; 17,806 shares issued and outstanding at December 31, 2011 and 2010, respectively. | 17,806 | 17,806 |
| Warrant preferred shares, no par value; 9% cumulative; liquidation value $890. 890 shares issued and outstanding at December 31, 2011 and 2010, respectively. | 890 | 890 |
| Net discount on preferred stock | (419) | (594) |
| Total preferred shares | 18,277 | 18,102 |
| Common stock, no par value; 10,000,000 shares authorized; 3,273,759 and 3,272,412 shares issued and outstanding at December 31, 2011 and 2010, respectively. | 28,580 | 28,500 |
| Accumulated deficit | (38,202) | (22,005) |
| Accumulated other comprehensive income (loss) | 920 | (1,836) |
| Total shareholders' equity | 9,575 | 22,761 |
| Total liabilities and shareholders' equity | $ 616,773 | $ 667,380 |

See accompanying notes to consolidated financial statements.

# COMMUNITY FIRST, INC.
## CONSOLIDATED STATEMENTS OF OPERATIONS
### Years Ended December 31
*(Dollar amounts in thousands, except per share data)*

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Interest income | | | |
| Loans, including fees | $ 26,308 | $ 30,063 | $ 31,376 |
| Taxable securities | 1,598 | 2,161 | 3,272 |
| Tax exempt securities | 459 | 414 | 314 |
| Federal funds sold and other | 321 | 287 | 296 |
| Total interest income | 28,686 | 32,925 | 35,258 |
| Interest expense | | | |
| Deposits | 7,082 | 9,834 | 15,083 |
| Federal Home Loan Bank advances and federal funds purchased | 375 | 456 | 699 |
| Subordinated debentures and other | 1,631 | 1,631 | 1,742 |
| Total interest expense | 9,088 | 11,921 | 17,524 |
| **Net interest income** | 19,598 | 21,004 | 17,734 |
| Provision for loan losses | 13,029 | 14,434 | 10,921 |
| **Net interest income after provision for loan losses** | 6,569 | 6,570 | 6,813 |
| Noninterest income | | | |
| Service charges on deposit accounts | 1,809 | 1,844 | 2,027 |
| Gain on sale of loans | 548 | 974 | 1,110 |
| Net gains on sale of securities | - | 522 | 1,135 |
| Investment services income | 226 | 588 | 274 |
| Earnings on bank owned life insurance policies | 297 | 313 | 345 |
| ATM income | 124 | 114 | 122 |
| Other customer fees | 65 | 61 | 83 |
| Other service charges, commissions, and fees | 284 | 247 | 220 |
| Total noninterest income | 3,353 | 4,663 | 5,316 |

See accompanying notes to consolidated financial statements.

## COMMUNITY FIRST, INC.
## CONSOLIDATED STATEMENTS OF OPERATIONS
### Years Ended December 31
*(Dollar amounts in thousands, except per share data)*

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Noninterest expenses | | | |
| Salaries and employee benefits | $ 8,353 | $ 9,514 | $ 9,274 |
| Securities impairment loss | 5,000 | - | 1,338 |
| Goodwill impairment | - | 5,204 | - |
| Other real estate expense | 3,016 | 3,258 | 1,816 |
| Occupancy expense | 1,543 | 1,500 | 1,513 |
| Regulatory and compliance expenses | 1,390 | 1,491 | 1,728 |
| Losses on other repossessed assets | 1,025 | - | - |
| Data processing | 931 | 931 | 956 |
| Furniture and equipment expense | 737 | 916 | 1,039 |
| Audit, accounting and legal | 733 | 630 | 537 |
| Operational expenses | 706 | 788 | 881 |
| ATM expense | 580 | 541 | 523 |
| Advertising and public relations | 357 | 644 | 660 |
| Postage and freight | 345 | 351 | 331 |
| Other insurance expense | 274 | 186 | 169 |
| Amortization of intangible asset | 239 | 275 | 318 |
| Director expense | 228 | 213 | 221 |
| Loan expense | 208 | 469 | 232 |
| Other employee expenses | 139 | 254 | 245 |
| Miscellaneous chargeoffs | - | 31 | 194 |
| Miscellaneous taxes and fees | 54 | 104 | 137 |
| Correspondent bank charges | 50 | 44 | 112 |
| Other | 621 | 464 | 855 |
| Total noninterest expenses | 26,529 | 27,808 | 23,079 |
| **Loss before income taxes** | (16,607) | (16,575) | (10,950) |
| Income tax (benefit) expense | (1,555) | 1,631 | (1,378) |
| **Net loss** | (15,052) | (18,206) | (9,572) |
| Preferred stock dividends | (970) | (970) | (816) |
| Accretion of preferred stock discount | (175) | (165) | (131) |
| Net loss allocated to common shareholders | $ (16,197) | $ (19,341) | $ (10,519) |
| Loss per share | | | |
| Basic | $ (4.95) | $ (5.91) | $ (3.23) |
| Diluted | (4.95) | (5.91) | (3.23) |
| Weighted average common shares | | | |
| Basic | 3,273,301 | 3,271,591 | 3,252,666 |
| Diluted | 3,273,301 | 3,271,591 | 3,252,666 |

See accompanying notes to consolidated financial statements.

*(Dollar amounts in thousands, except per share data)*

**Comprehensive Loss**

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Net loss | $ (15,052) | $ (18,206) | $ (9,572) |
| Reclassification adjustment for other-than-temporary losses included in net loss, net of $1,819, $0, and $48 income taxes in 2011, 2010, and 2009, respectively | 3,181 | - | 627 |
| Reclassification adjustment for realized gains included in net income, net of $0, $0, and $435 income taxes in 2011, 2010 and 2009, respectively | - | (522) | (700) |
| Change in unrealized gain on securities available for sale, net of income taxes of $243, $761, and $379 in 2011, 2010, and 2009, respectively | (425) | (1,487) | 94 |
| Comprehensive loss | (12,296) | (20,215) | (9,551) |

See accompanying notes to consolidated financial statements.

# COMMUNITY FIRST, INC.
## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
### Years Ended December 31
*(Dollar amounts in thousands, except per share data)*

| | Common Shares | Preferred Stock | Common Stock | Retained Earnings (Accumulated Deficit) | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| Balance at December 31, 2008 | 3,208,321 | $ - | $ 27,546 | $ 8,337 | $ 152 | $ 36,035 |
| Exercise of stock options | 41,145 | - | 14 | - | - | 14 |
| Sale of shares of common stock | 1,402 | - | 24 | - | - | 24 |
| Stock based compensation expense | | | | | | |
| Restricted stock grants | 999 | - | 30 | - | - | 30 |
| Stock options | - | - | 200 | - | - | 200 |
| Issuance of shares of common stock through dividend reinvestment | 2,335 | - | 47 | (47) | - | - |
| Stock dividends declared ($0.10 per common share) | 15,722 | - | 314 | (314) | - | - |
| Cash dividend ($0.05 per share) | - | - | - | (121) | - | (121) |
| Preferred stock dividends | - | - | - | (816) | - | (816) |
| Recognized tax benefit of stock option activity | - | - | 128 | - | - | 128 |
| Issuance of preferred stock, net of issuance costs | - | 17,806 | (104) | - | - | 17,702 |
| Accretion of discount on preferred stock | - | 131 | - | (131) | - | - |
| Comprehensive income (loss) | | | | | | |
| Net loss | - | - | - | (9,572) | - | (9,572) |
| Other comprehensive income | | | | | | |
| Reclassification adjustment for realized gains included in net income, net of tax effects of $435 | - | - | - | - | (700) | (700) |
| Reclassification adjustment for other-than-temporary impairment losses included in net loss, net of income taxes of $48 | - | - | - | - | 627 | 627 |
| Change in unrealized gain on securities available for sale, net of tax effect of $379 | - | - | - | - | 94 | 94 |
| Total comprehensive loss | | | | | | (9,551) |
| Balance at December 31, 2009 | 3,269,924 | $ 17,937 | $ 28,199 | $ (2,664) | $ 173 | $ 43,645 |

See accompanying notes to consolidated financial statements.

# COMMUNITY FIRST, INC.
## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
### Years Ended December 31
*(Dollar amounts in thousands, except per share data)*

| | Common Shares | Preferred Stock | Common Stock | Retained Earnings (Accumulated Deficit) | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| Balance at December 31, 2009 | 3,269,924 | $ 17,937 | $ 28,199 | $ (2,664) | $ 173 | $ 43,645 |
| Sale of shares of common stock | 1,422 | - | 14 | - | - | 14 |
| Stock based compensation expense | | | | | | |
| Restricted stock grants | 998 | - | (2) | - | - | (2) |
| Stock options | - | - | 162 | - | - | 162 |
| Issuance of shares of common stock through dividend reinvestment | 68 | - | 1 | - | - | 1 |
| Preferred stock dividends | - | - | - | (970) | - | (970) |
| Recognized tax benefit of stock option activity | - | | 126 | - | - | 126 |
| Accretion of discount on preferred stock | - | 165 | - | (165) | - | - |
| Comprehensive loss | | | | | | |
| Net loss | - | - | - | (18,206) | - | (18,206) |
| Other comprehensive loss | | | | | | |
| Reclassification adjustment for realized gains included in net income, net of $0 tax effect | - | - | - | - | (522) | (522) |
| Change in unrealized gain on securities available for sale, net of tax effect of $761 | - | - | - | - | (1,487) | (1,487) |
| Total comprehensive loss | | | | | | (20,215) |
| Balance at December 31, 2010 | 3,272,412 | $ 18,102 | $ 28,500 | $ (22,005) | $ (1,836) | $ 22,761 |

# COMMUNITY FIRST, INC.
## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
### Years Ended December 31
*(Dollar amounts in thousands, except per share data)*

| | Common Shares | Preferred Stock | Common Stock | Retained Earnings (Accumulated Deficit) | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| Balance at December 31, 2010 | 3,272,412 | $ 18,102 | $ 28,500 | $ (22,005) | $ (1,836) | $ 22,761 |
| Sale of shares of common stock | 1,347 | - | 11 | - | - | 11 |
| Stock based compensation expense | | | | | | |
| Stock options | - | - | 69 | - | - | 69 |
| Issuance of shares of common stock through dividend reinvestment | - | - | - | - | - | - |
| Preferred stock dividends | - | - | - | (970) | - | (970) |
| Accretion of discount on preferred stock | - | 175 | - | (175) | - | - |
| Comprehensive loss | | | | | | |
| Net loss | - | - | - | (15,052) | - | (15,052) |
| Other comprehensive income | | | | | | |
| Reclassification adjustment for other-than-temporary losses included in net loss, net of $1,819 income taxes | - | - | - | - | 3,181 | 3,181 |
| Change in unrealized gain on securities available for sale, net of $243 income taxes | - | - | - | - | (425) | (425) |
| Total comprehensive loss | | | | | | (12,296) |
| Balance at December 31, 2011 | 3,273,759 | $ 18,277 | $ 28,580 | $ (38,202) | $ 920 | $ 9,575 |

# COMMUNITY FIRST, INC.
# CONSOLIDATED STATEMENTS OF CASH FLOWS
## Years Ended December 31
*(Dollar amounts in thousands, except per share data)*

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net loss | $ (15,052) | $ (18,206) | $ (9,572) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities | | | |
| Depreciation of premises and equipment | 1,067 | 1,221 | 1,306 |
| Amortization on securities, net | 591 | 413 | 271 |
| Amortization of core deposit and customer relationship intangibles | 239 | 275 | 318 |
| Provision for loan losses | 13,029 | 14,434 | 10,921 |
| Deferred income tax expense (benefits), net of valuation allowance | (1,555) | 1,631 | 163 |
| Mortgage loans originated for sale | (16,569) | (53,654) | (70,762) |
| Proceeds from sale of mortgage loans | 15,922 | 54,928 | 71,720 |
| Gain on sale of loans | (548) | (974) | (1,110) |
| Gain on sale of securities | - | (522) | (1,135) |
| Other real estate write-downs and losses on sale | 2,020 | 2,429 | 1,386 |
| Holding losses (recoveries) on loans held for sale | (11) | (22) | 11 |
| Decrease in accrued interest receivable | 432 | 59 | 45 |
| Increase (decrease) in accrued interest payable | 723 | (844) | (654) |
| Securities impairment loss | 5,000 | - | 1,338 |
| Losses on other repossessed assets | 1,025 | - | - |
| Stock based compensation | 69 | 160 | 230 |
| Earnings on bank owned life insurance policies | (297) | (313) | (345) |
| Tax benefit on exercise of stock options | - | (126) | (128) |
| Goodwill impairment losses | - | 5,204 | - |
| Other, net | 2,690 | 1,001 | (3,749) |
| Net cash from operating activities | 8,775 | 7,094 | 254 |
| **Cash flows from investing activities** | | | |
| Available for sale securities: | | | |
| Sale of securities : | | | |
| Mortgage-backed securities | - | 33,174 | 40,036 |
| Other | - | - | 4,473 |
| Purchases: | | | |
| Mortgage-backed securities | (3,728) | (14,470) | (58,751) |
| Other | (11,453) | (73,811) | (23,039) |
| Maturities, prepayments, and calls: | | | |
| Mortgage-backed securities | 6,669 | 8,196 | 15,099 |
| Other | 7,074 | 57,500 | 22,907 |
| Purchase of restricted equity securities | - | - | (278) |
| Net decrease in loans | 40,010 | 17,006 | 15,937 |
| Proceeds from sale of other real estate owned | 7,887 | 5,611 | 3,904 |
| Additions to premises and equipment, net | (331) | (251) | (335) |
| Proceeds from sale of premises and equipment | 91 | 57 | - |
| Net change in time deposits in other financial institutions | 1,709 | 2,034 | (3,993) |
| Net cash from investing activities | 47,928 | 35,046 | 15,960 |

See accompanying notes to consolidated financial statements.

## COMMUNITY FIRST, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### Years Ended December 31
*(Dollar amounts in thousands, except per share data)*

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| **Cash flows from financing activities** | | | |
| Increase (decrease) in deposits | (40,032) | (11,127) | 6,878 |
| Proceeds from Federal Home Loan Bank advances | - | 5,000 | 3,000 |
| Repayment of Federal Home Loan Bank advances | - | (6,000) | (18,000) |
| Repayments of other borrowed money | - | - | (4,835) |
| Proceeds from (repayment of) federal funds purchased | - | - | (9,000) |
| Proceeds from issuance of common stock | 11 | 15 | 24 |
| Proceeds from stock option exercises | - | - | 14 |
| Proceeds from issuance of preferred stock, net of issuance costs | - | - | 17,702 |
| Tax benefit on exercise of stock options | - | 126 | 128 |
| Cash paid for preferred stock dividends | (243) | (971) | (695) |
| Cash paid for common stock dividends | - | - | (121) |
| Net cash from financing activities | (40,264) | (12,957) | (4,905) |
| Net change in cash and cash equivalents | 16,439 | 29,183 | 11,309 |
| Cash and cash equivalents at beginning of period | 60,303 | 31,120 | 19,811 |
| **Cash and cash equivalents at end of period** | $ 76,742 | $ 60,303 | $ 31,120 |
| Supplemental disclosures of cash flow information: | | | |
| Cash paid during year for: | | | |
| Interest | $ 8,365 | $ 12,765 | $ 18,178 |
| Net Income taxes paid (refunded) | (882) | 175 | 26 |
| Supplemental noncash disclosures | | | |
| Transfer from loans to other real estate owned | 20,171 | 7,810 | 8,016 |
| Transfer from loans held for sale to portfolio loans | 203 | 651 | 1,159 |
| Issuance of common stock through dividend reinvestment | - | - | 47 |
| Dividends declared not paid | 847 | 120 | 121 |
| Loans made to facilitate the sale of other real estate owned | 210 | - | - |

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include Community First, Inc. and its wholly-owned subsidiary, Community First Bank & Trust. The Bank's sole subsidiary is Community First Title, Inc., a Tennessee chartered and regulated title insurance company. CFBT Investments, Inc. is the only subsidiary of Community First Title, Inc. and is the parent of Community First Properties, Inc., which was established as a Real Estate Investment Trust pursuant to Internal Revenue Service regulations. Community First Bank & Trust together with its subsidiaries are referred to as the "Bank". Community First, Inc., together with the Bank are referred to as the "Company." Intercompany transactions and balances are eliminated in consolidation.

The Company provides financial services through its offices in Maury, Williamson, Rutherford and Hickman Counties, in Tennessee. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. The significant loan concentrations that exceed 10% of total loans are as follows: commercial real estate loans, 1-4 family residential loans, construction loans, and commercial, financial, and agricultural loans. The customers' ability to repay their loans is dependent, however, on the real estate and general economic conditions in the Company's market areas. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions and federal funds sold.

On December 28, 2011, the Bank entered into a Purchase and Assumption Agreement with Southern Community Bank ("Southern Community"), pursuant to which the Bank agreed to sell certain of its loans and deposits of its Murfreesboro, Tennessee branch location to Southern Community. This transaction is expected to close on March 30, 2012. On February 9, 2012, the Bank entered into a Purchase and Assumption Agreement with CapStar Bank ("CapStar"), pursuant to which the Bank agreed to sell certain of its loans and deposits of its Franklin, Tennessee branch location to CapStar Bank. This transaction is expected to close in the second quarter of 2012. Information regarding the pending sale of these branches is discussed in detail below in Note 2.

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, carrying values of other real estate owned, deferred tax assets and related valuation allowance, assumptions for retirement plans, and fair values of financial instruments are particularly subject to change.

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Cash Flows: Cash and cash equivalents include cash, demand deposits with other financial institutions, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, time deposits in other financial institutions, and federal funds purchased and repurchase agreements.

Interest-Earning Time Deposits in Other Financial Institutions: Interest-earning time deposits in other financial institutions mature within one year and are carried at cost.

Securities: Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment ("OTTI") on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income (loss). The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Loans Held for Sale in secondary market: Loans held for sale in secondary market include mortgage loans originated and intended for sale in the secondary market and carried at fair value. Fair value adjustments, as well as realized gains and loss are recorded in current earnings. Fair value for loans to be sold in the secondary market is determined by outstanding commitments from third party investors and adjusted for certain direct loan origination costs. In the normal course of business, at the time of funding the loan held for sale by the Company, there is a commitment from a third party investor to purchase the loan held for sale. All secondary market mortgage loans are sold servicing released and the service release premium, as well as loan origination fees and discounts on loans sold are recorded in earnings.

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Also included in loans held for sale is the guaranteed portion of loans originated with a Small Business Administration ("SBA") guarantee. SBA guaranteed loans are recorded at contract value. SBA guaranteed loans are generally sold with servicing rights retained.

Loans Held for Sale net of allowance: Loans held for sale net of allowance are loans from the Bank's existing portfolio that are expected to be sold as part of the sale of the Murfreesboro, Tennessee and Franklin, Tennessee branch sales, which are expected to close in the first and second quarters of 2012, respectively. The loans to be sold as part of the branch sales are reported at net book value, which is the contract value of each respective loan, reduced by the portion of the allowance for loan losses that was attributable to this loan pool.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of purchase discounts and an allowance for loan losses. Interest income is accrued on the unpaid principal balance.

Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to non-accrual status in accordance with the Company's policy, typically after 90 days of non-payment.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans originated to facilitate the sale of other real estate owned that exceed a loan balance to collateral value ratio of more than a certain percentage, depending on the loan type, are reclassified as other real estate owned on the balance sheet. When the loan balance to collateral value becomes less than the threshold for that particular loan type, the loans are reported with other loans. Interest income on loans reported in other real estate owned is included in loan interest income.

Concentration of Credit Risk: Most of the Company's business activity is with customers located within Maury, Williamson, Hickman, and Rutherford Counties of Tennessee. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy in those counties.

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Commercial and commercial real estate loans over $25 are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent three years. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The following loan portfolio segments have been identified with a discussion of the risk characteristics of these portfolio segments:

Real Estate Construction loans include loans made for both residential and commercial construction and land development. Residential real estate construction loans are loans secured by real estate to build 1-4 family dwellings. These are loans made to borrowers obtaining loans in their personal name for the personal construction of their own dwellings, or loans to builders for the purpose of constructing homes for resale. These loans to builders can be for speculative homes for which there is no specific homeowner for which the home is being built, as well as loans to builders that have a pre-sale contract to another individual. Commercial construction loans are loans extended to borrowers secured by and to build commercial structures such as churches, retail strip centers, industrial warehouses or office buildings. Land development loans are granted to commercial borrowers to finance the improvement of real estate by adding infrastructure so that ensuing construction can take place. Construction and land development loans are generally short term in maturity to match the expected completion of a particular project. These loan types are generally more vulnerable to changes in economic conditions in that they project there will be a demand for the product. They require monitoring to ensure the project is progressing in a timely manner within the expected budgeted amount. This monitoring is accomplished via periodic physical inspections by an outside third party.

1-4 Family Residential loans are both open end and closed end loans secured by first or junior liens on 1-4 family improved residential dwellings. Open end loans are Home Equity Lines of Credit that allow the borrower to use equity in the real estate to borrow and repay as the need arises. First and junior lien residential real estate loans are closed end loans with a specific maturity that generally does not exceed 7 years. Economic conditions can affect the borrower's ability to repay the loans and the value of the real estate securing the loans can change over the life of the loan.

Commercial Real Estate loans are secured by farmland or by improved commercial property. Farmland includes all land known to be used or usable for agricultural purposes, such as crop and livestock production, grazing, or pasture land. Improved commercial property can be owner occupied or non-owner occupied secured by commercial structures such as churches, retail strip centers, hotels, industrial warehouses or office buildings. The repayment of these loans tends to depend upon the operation and management of a business or lease and therefore

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

adverse economic conditions can affect the ability to repay.

Other Real Estate Secured Loans include those loans secured by five or more multi-family dwelling units. These loans are typically exemplified by apartment buildings or complexes. The ability to manage and rent units affects the income that usually provides repayment for this type of loan.

Commercial, Financial, and Agricultural loans are loans extended for the operation of a business or a farm. They are not secured by real estate. Commercial loans are used to provide working capital, acquire inventory, finance the carrying of receivables, purchase equipment or vehicles, or purchase other capital assets. Agricultural loans are typically for purposes such as planting crops, acquiring livestock, or purchasing farm equipment. The repayment of these loans comes from the cash flow of a business or farm and is generated by sales of inventory or providing of services. The collateral tends to depreciate over time and is difficult to monitor. Frequent statements are required from the borrower pertaining to inventory levels or receivables aging.

Consumer Loans are loans extended to individuals for purposes such as to purchase a vehicle or other consumer goods. These loans are not secured by real estate but are frequently collateralized by the consumer items being acquired with the loan proceeds. This type of collateral tends to depreciate and therefore the term of the loan is tailored to fit the expected value of the collateral as it depreciates, along with specific underwriting policies and guidelines.

Tax exempt loans are loans that are extended to entities such as municipalities. These loans tend to be dependent on the ability of the borrowing entity to continue to collect taxes to repay the indebtedness.

Other Loans are those loans which are not elsewhere classified in these categories and are not secured by real estate.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are reported as other real estate owned and initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years. Premises and equipment that have been identified for future sale or other disposal are reported as held for sale at fair value.

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Restricted Equity Securities: These securities consist of Federal Home Loan Bank ("FHLB") stock. The Bank is a member of the FHLB system. Members of the FHLB are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. These securities are carried at cost, classified as restricted equity securities, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Bank Owned Life Insurance: The Bank has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Goodwill and Other Intangible Assets: Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. As a result of the impairment analysis performed for year ended December, 31, 2010, the Company's recorded goodwill was determined to be fully impaired and is discussed further in Note 6. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from the Company's acquisition of the First National Bank of Centerville, in Centerville, Tennessee ("First National"). These assets are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives, which were determined to be 15 years.

Mortgage Banking Derivatives: Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market are accounted for as free standing derivatives. Fair values of these mortgage derivatives are estimated based on the anticipated gain from the sale of the underlying loan. Changes in the fair values of these derivatives are included in noninterest income as gain on sale of loans.

Long-Term Assets: Premises and equipment, core deposit and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Stock-Based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Retirement Plans: Supplemental employee retirement plan ("SERP") expense is the net of service and interest cost. Employee 401(k) and profit sharing plan expense is the amount of matching contributions. The Company has matched 100% of the first 3% and 50% of the next 2% the employee contributes to their 401(k) annually.

Employee Stock Purchase Plan: During 2008, the Company approved the Community First, Inc. Employee Stock Purchase Plan (the "Plan"). Under the Plan, eligible employees may elect for the Company to withhold a portion of their periodic compensation and purchase common shares of the Company at a purchase price equal to 95% of the closing market price of the shares of common stock on the last day of the three-month trading period. Expenses for the plan consist of administrative fees from the Company's transfer agent and are immaterial.

Earnings (loss) per Common Share: Basic earnings (loss) per common share is net income (loss) divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.

Stock Dividends: A stock dividend of $0.10 per share, which resulted in 15,722 shares or 0.5% of outstanding shares was issued in the second quarter of 2009. All references to common shares and earnings and dividends per share have been restated to reflect the stock dividend as of the beginning of the earliest period presented.

Dividend Restriction: The Company's primary source of funds to pay dividends to shareholders is the dividends it receives from the Bank. Applicable state laws and the regulations of the Federal Reserve Bank and the Federal Deposit Insurance Corporation regulate the payment of dividends. Under the state regulations, the amount of dividends that may be paid by the Bank to the Company without prior approval of the Commissioner of the Tennessee Department of Financial Institutions is limited in any one year to an amount equal to the net income in the calendar year of declaration plus retained net income for the preceding two years; however, future dividends will be dependent on the level of earnings, capital and liquidity requirements and considerations of the Bank and Company. Currently, the Bank is prohibited from declaring dividends without prior approval from its regulators, as is discussed further in Note 21.

Fair Value of Financial Instruments: Fair value of financial instruments is estimated using relevant market information and other assumptions, as more fully disclosed in Note 8. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation. These reclassifications did not impact results of operations or shareholders equity.

*(Dollar amounts in thousands, except per share data)*

**NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Adoption of New Accounting Standards:

FASB ASU 2011–2 Troubled Debt Restructurings. In April 2011, the FASB amended existing guidance and clarified when creditors such as banks should classify loan modifications as troubled debt restructurings. Banks will now need to consider all available evidence when evaluating whether a loan modification is a troubled debt restructuring. This new guidance could result in more loan modifications being classified as troubled debt restructurings, which could affect the allowance for loan losses and increase disclosures. This new guidance for identifying and disclosing troubled debt restructurings is effective for interim and annual periods beginning on or after June 15, 2011 and applies retrospectively to troubled debt restructurings occurring after the beginning of the year. See Note 4 to these Consolidated Financial Statements for the required disclosures at December 31, 2011. Adoption of this standard did not have a material effect on the Company's operating results or financial condition.

Accounting Standards Newly Issued Not Yet Effective

In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220) – Presentation of Comprehensive Income." The ASU requires entities to present items of net income and other comprehensive income either in one continuous statement – referred to as the statement of comprehensive income – or in two separate, but consecutive, statements of net income and other comprehensive income. The ASU is effective for the first interim period beginning after December 15, 2011. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

In May, 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." This ASU represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value." The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Included in the ASU are requirements to disclose additional quantitative disclosures about unobservable inputs for all Level 3 fair value measurements, as well as qualitative disclosures about the sensitivity inherent in recurring Level 3 fair value measurements. The ASU is effective during the interim and annual periods beginning after December 15, 2011. The adoption of this ASU is not expected to have a material impact on the Company's financial statements.

*(Dollar amounts in thousands, except per share data)*

## NOTE 2 – BRANCH DIVESTITURES

In an effort to comply with the capital requirements set forth in the Consent Order, described in Note 21, the Bank decided to sell two of its branches that are located on the outer limits of its geographic footprint and return focus to the Bank's core markets. The branch sales will improve the Bank's capital ratios and concentration levels, both of which are specific requirements of the Consent Order.

The following paragraphs outline certain of the terms of the branch divestitures.

On December 28, 2011, the Bank and Southern Community entered into a Purchase and Assumption Agreement, which provides for the sale of certain assets and the transfer of certain liabilities relative to the Bank's Murfreesboro, Tennessee branch location (the "Murfreesboro Branch"). Under the terms of the Purchase and Assumption Agreement, Southern Community will purchase certain assets of the Murfreesboro Branch, including approximately $7.9 million in loans and the fixtures and equipment associated with the Murfreesboro Branch. Southern Community will also assume substantially all of the deposit liabilities associated with the Murfreesboro Branch (which totaled approximately $32.9 million as of December 31, 2011) and is expected to assume the Bank's lease on the Murfreesboro Branch location. The Bank is retaining approximately $6.7 million in loans related to the Murfreesboro Branch. The loans and fixtures and equipment being sold to Southern Community are being sold at the Bank's book value. Southern Community will pay a premium of 4% on the deposit liabilities assumed. To the extent that the liabilities assumed by Southern Community exceed the value of the assets purchased by Southern Community plus the amount of the deposit premium, the Bank will make a cash payment to Southern Community equal to such difference.

All of the required regulatory approvals for the transaction with Southern Community have been received. The transaction is expected to close on or about March 30, 2012, however it is possible that administrative logistical issues could delay the actual closing date.

On February 9, 2012, the Bank and Capstar entered into a Purchase and Assumption Agreement , which provides for the sale of certain assets and the transfer of certain liabilities relative to the Bank's branch office located at 9045 Carothers Parkway, Franklin, Tennessee 37067 (the "Cool Springs Branch"). Under the terms of the Purchase and Assumption Agreement, Capstar will purchase certain assets of the Cool Springs Branch, including the real property on which the Cool Springs Branch is located (the "Cool Springs Real Property"), the leases associated with the Cool Springs Real Property, approximately $46.37 million in loans (subject to adjustment between February 9, 2012, and the closing date) and the fixtures and equipment which are associated with the Cool Springs Branch. Capstar will also assume certain liabilities, including substantially all of the deposit liabilities associated with the Cool Springs Branch (which totaled approximately $59.8 million as of December 31, 2011). The purchase price for the assets purchased by Capstar other than the Real Property will be the Bank's net book value for such assets. The Real Property, however, will be sold at fair market value as determined by a mutually agreed upon independent real estate appraiser. Capstar will pay a premium of 4% on the deposit liabilities assumed. To the extent that the liabilities assumed by Capstar exceed the value of the assets purchased by Capstar plus the amount of the deposit premium, the Bank will make a cash payment to Capstar equal to such difference.

*(Dollar amounts in thousands, except per share data)*

## NOTE 2 – BRANCH DIVESTITURES (Continued)

The transaction with Capstar is subject to receipt of required regulatory approvals and the satisfaction of other customary closing conditions, and is expected to be completed in the second quarter of 2012.

The Company does not currently have plans to sell any additional branches other than the two discussed above.

## NOTE 3 - SECURITIES AVAILABLE FOR SALE

The following table summarizes the amortized cost and fair value of the available for sale securities portfolio at December 31, 2011 and 2010 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss):

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| 2011 | | | | |
| U.S. government sponsored entities | $ 13,275 | $ 8 | $ (8) | $ 13,275 |
| Mortgage-backed - residential | 28,181 | 1,410 | - | 29,591 |
| State and municipals | 18,614 | 1,223 | (11) | 19,826 |
| Corporate | 1,000 | - | (32) | 968 |
| Total | $ 61,070 | $ 2,641 | $ (51) | $ 63,660 |
| 2010 | | | | |
| U.S. government sponsored entities | $ 6,016 | $ - | $ (79) | $ 5,937 |
| Mortgage-backed - residential | 31,428 | 720 | (173) | 31,975 |
| State and municipals | 18,831 | 148 | (428) | 18,551 |
| Corporate | 8,949 | - | (1,930) | 7,019 |
| Total | $ 65,224 | $ 868 | $ (2,610) | $ 63,482 |

The proceeds from sales of securities and the associated gains and losses for the three most recently completed fiscal years are listed below:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Proceeds | $ - | $33,174 | $ 44,509 |
| Gross gains | - | 522 | 1,140 |
| Gross losses | - | - | (5) |

Tax provision related to the net realized gains for 2011, 2010 and 2009 was $0, $0, and $435, respectively.

*(Dollar amounts in thousands, except per share data)*

**NOTE 3 - SECURITIES AVAILABLE FOR SALE** (Continued)

The amortized cost and fair value of the investment securities portfolio are shown by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity are shown separately.

| | December 31, 2011 | |
|---|---|---|
| | Amortized Cost | Fair Value |
| Due in one year or less | $ 193 | $ 194 |
| Due after one through five years | 10,090 | 10,103 |
| Due after five through ten years | 17,427 | 18,465 |
| Due after ten years | 5,179 | 5,307 |
| Mortgage-backed - residential | 28,181 | 29,591 |
| Total | $ 61,070 | $ 63,660 |

Securities pledged at year-end 2011 and 2010 had a carrying amount of $48,408 and $43,279 and were pledged to secure public deposits and repurchase agreements.

At year end 2011, the Company held securities issued by the following entities for which the aggregate face amount of investments is greater than 10% of shareholders' equity as of December 31, 2011:

| Type | Issuer | Face Value | Fair Value | % of Capital |
|---|---|---|---|---|
| State and municipals | Brentwood, Tennessee | $1,134 | $1,214 | 11.84% |
| State and municipals | Columbia, Tennessee | $1,479 | $1,548 | 15.45% |
| State and municipals | Hardin County, Tennessee | $1,547 | $1,669 | 16.16% |
| State and municipals | Hamilton County, Tennessee | $2,534 | $2,758 | 26.47% |
| State and municipals | Madison County, Tennessee | $2,985 | $3,249 | 31.18% |

*(Dollar amounts in thousands, except per share data)*

**NOTE 3 - SECURITIES AVAILABLE FOR SALE** (Continued)

At year end 2010, the Company held securities issued by the following entities for which the aggregate face amount of investments is greater than 10% of shareholders' equity as of December 31, 2010:

| Type | Issuer | Face Value | Fair Value | % of Capital |
|---|---|---|---|---|
| State and municipals | Hamilton County, Tennessee | $2,536 | $2,576 | 11.14% |
| State and municipals | Madison County, Tennessee | $3,002 | $2,881 | 13.19% |
| Corporate | Tennessee Commerce Statutory Trust | $5,000 | $3,176 | 21.97% |

Other than the above investments, the Company did not hold securities of any one issuer, other than U.S. Government sponsored entities, with a face amount greater than 10% of shareholders' equity as of December 31, 2011 or 2010.

The following table summarizes the investment securities with unrealized losses at December 31, 2011 and 2010 aggregated by major security type and length of time in a continuous unrealized loss position:

| 2011 | Less than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| Description of Securities | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss |
| U.S. Government sponsored entities | $ 8,031 | $ (8) | $ - | $ - | $ 8,031 | $ (8) |
| State and municipals | - | - | 664 | (11) | 664 | (11) |
| Corporate | - | - | 968 | (32) | 968 | (32) |
| Total temporarily impaired | $ 8,031 | $ (8) | $ 1,632 | $ (43) | $ 9,663 | $ (51) |

*(Dollar amounts in thousands, except per share data)*

**NOTE 3 - SECURITIES AVAILABLE FOR SALE** (Continued)

| 2010 | Less than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| Description of Securities | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss |
| U.S. Government sponsored entities | $ 5,937 | $ (79) | $ - | $ - | $ 5,937 | $ (79) |
| Mortgage-backed - residential | 10,301 | (173) | - | - | 10,301 | (173) |
| State and municipals | 9,299 | (419) | 669 | (9) | 9,968 | (428) |
| Corporate | 2,936 | (12) | 4,083 | (1,918) | 7,019 | (1,930) |
| Total temporarily impaired | $ 28,473 | $ (683) | $ 4,752 | $(1,927) | $33,225 | $ (2,610) |

As of December 31, 2011, the Company's security portfolio consisted of 93 securities, 6 of which were in an unrealized loss position. Unrealized losses on U.S. Government Sponsored Entities and State and Municipal bonds have not been recognized into income because the issuer(s) bonds are of high credit quality, management does not intend to sell and it is likely that management will not be required to sell the securities prior to their anticipated recovery, and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the bond(s) approach maturity.

In the third quarter of 2011, the Company experienced losses of $5,000 related to impairment of a trust preferred security held by the Bank and issued by Tennessee Commerce Statutory Trust, an affiliate of Tennessee Commerce Bancorp, Inc. On January 27, 2012, Tennessee Commerce Bancorp, Inc.'s bank subsidiary, Tennessee Commerce Bank, was placed into receivership by the Tennessee Department of Financial Institutions after Tennessee Commerce Bank's capital deteriorated significantly in the third quarter of 2011. The Company does not anticipate that it will recover any of the Bank's investment in the trust preferred security. As a result, the Company recorded an impairment charge of $5,000 during the third quarter of 2011, which represents the Company's full investment in the trust preferred securities.

The Company's remaining corporate securities are issued by bank holding companies with subsidiary banks that are well capitalized as of December 31, 2011. The Company has considered the capital position and liquidity of the issuers, as well as the existence and severity of any regulatory agreements to which the issuer or its affiliated financial institution is subject. The issuers are not in default, have not elected to defer contractual interest obligations, and appear to have the ability to continue to service the contractual obligations. The decline in fair value is primarily attributable to illiquidity and the financial crisis affecting these markets and not necessarily the expected cash flows of the individual securities. Due to the illiquidity in the market, it is unlikely that the Company would be able to recover its investment in these securities if the Company sold the securities at this time. Management's analysis concluded that the securities have not had an adverse change in expected cash flows and that the

(Dollar amounts in thousands, except per share data)

**NOTE 3 - SECURITIES AVAILABLE FOR SALE** (Continued)

Company does not intend to sell the securities, and it is likely that the Company will not be required to sell the securities prior to their anticipated recovery, therefore the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2011.

The table below presents a rollforward for the years ended December 31, 2011 and 2010 of the credit losses recognized in earnings:

| | 2011 | 2010 |
|---|---|---|
| Beginning balance, January 1, | $ 1,338 | $ 1,338 |
| Additions for credit losses on securities for which no previous other-than-temporary impairment was recognized | 5,000 | - |
| Increases to credit losses on securities for which other-than-temporary impairment was previously recognized | - | - |
| Reductions for previous credit losses realized on securities sold during the year | - | - |
| Reductions for previous credit losses related to securities the company now intends to sell or will be more likely than not required to sell | - | - |
| Reductions for previous credit losses due to an increase in cash flows expected to be collected | - | - |
| Ending balance, December 31, | $ 6,338 | $ 1,338 |

*(Dollar amounts in thousands, except per share data)*

## NOTE 4 - LOANS

Loans outstanding by category at December 31, 2011 and 2010 were as follows:

| | 2011 | 2010 |
|---|---|---|
| Real estate construction: | | |
| Residential construction | $ 17,923 | $ 37,689 |
| Other construction | 35,517 | 52,220 |
| 1-4 Family residential: | | |
| Revolving, open ended | 22,107 | 40,608 |
| First liens | 95,121 | 118,493 |
| Junior liens | 4,527 | 7,775 |
| Commercial real estate: | | |
| Farmland | 8,259 | 8,986 |
| Owner occupied | 47,343 | 69,901 |
| Non-owner occupied | 96,929 | 96,629 |
| Other real estate secured loans | 7,405 | 7,206 |
| Commercial, financial and agricultural: | | |
| Agricultural | 1,093 | 1,279 |
| Commercial and industrial | 29,693 | 47,174 |
| Consumer | 7,430 | 9,723 |
| Tax exempt | 52 | 118 |
| Other | 7,797 | 9,173 |
| | $ 381,196 | $ 506,974 |

Residential mortgage loans intended to be sold to secondary market investors that were not subsequently sold totaled $203 in 2011 and $651 in 2010. As a result, the Bank transferred these loans at fair value to the Bank's regular loan portfolio. The fair value adjustment resulted in a loss of $11 and $22 in 2011 and 2010, respectively. The principal balance and carrying value of loans reclassified from held for sale to portfolio loans was $2,070 and $2,021 at December 31, 2011.

Changes in the allowance for loan losses were as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Balance at beginning of year | $ 18,167 | $ 13,347 | $ 8,981 |
| Provision for loan losses | 13,029 | 14,434 | 10,921 |
| Loans charged off | (10,890) | (9,754) | (6,757) |
| Recoveries | 324 | 140 | 202 |
| Transfers due to branch sales | (1,084) | - | - |
| Balance at end of year | $ 19,546 | $ 18,167 | $ 13,347 |

Loans that are expected to be sold as part of the branch sales discussed in Note 2 are reported in loans held for sale, net of allowance of $1,084.

*(Dollar amounts in thousands, except per share data)*

## NOTE 4 – LOANS (Continued)

The following tables present activity in allowance for loan losses and the outstanding loan balance by portfolio segment and based on impairment method as of December 31, 2011. The balances for "recorded investment" in the following tables related to credit quality do not include approximately $1,520 and $2,035 in accrued interest receivable at December 31, 2011 and 2010, respectively. Accrued interest receivable is a component of the Company's recorded investment in loans.

| | Real Estate Construction | 1-4 Family Residential | Commercial Real Estate | Other Real Estate Secured Loans | Commercial, Financial and Agricultural | Consumer | Tax Exempt | Other Loans | Unallocated | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| December 31, 2011 | | | | | | | | | | |
| Allowance for loan losses: | | | | | | | | | | |
| Beginning Balance | $ 6,522 | $ 5,513 | $ 2,373 | $ 22 | $ 1,536 | $ 103 | $ - | $1,472 | $ 626 | $ 18,167 |
| Charge-offs | (7,155) | (1,943) | (493) | (95) | (1,076) | (15) | - | (113) | - | (10,890) |
| Recoveries | 63 | 40 | 6 | 3 | 162 | 29 | - | 21 | - | 324 |
| Provision | 5,486 | 2,759 | 1,686 | 314 | 877 | (33) | - | 1,957 | (17) | 13,029 |
| Transfers due to pending branch sales | (107) | (805) | (67) | - | (105) | - | - | - | - | (1,084) |
| Total ending allowance balance | 4,809 | $ 5,564 | $ 3,505 | $ 244 | $ 1,394 | $ 84 | $ - | $3,337 | $ 609 | $ 19,546 |
| Ending allowance balance attributable to loans at December 31, 2011: | | | | | | | | | | |
| Individually evaluated for impairment | $ 1,878 | $ 787 | $ 1,977 | $ 73 | $ 87 | $ 72 | $ - | $3,335 | $ - | $ 8,209 |
| Collectively evaluated for Impairment | 2,931 | 4,777 | 1,528 | 171 | 1,307 | 12 | - | 2 | 609 | 11,337 |
| Total ending allowance balance | $ 4,809 | $ 5,564 | $ 3,505 | $ 244 | $ 1,394 | $ 84 | $ - | $3,337 | $ 609 | $ 19,546 |

*(Dollar amounts in thousands, except per share data)*

## NOTE 4 – LOANS (Continued)

| | Real Estate Construction | 1-4 Family Residential | Commercial Real Estate | Other Real Estate Secured Loans | Commercial, Financial and Agricultural | Consumer | Tax Exempt | Other Loans | Unallocated | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| Ending allowance balance attributable to loans at December 31, 2010: | | | | | | | | | | |
| Individually evaluated for impairment | $ 4,796 | $ 1,579 | $ 690 | $ - | $ 233 | $ 10 | $ - | $ - | $ - | $ 7,308 |
| Collectively evaluated for Impairment | 1,726 | 3,934 | 1,683 | 22 | 1,303 | 93 | - | 1,472 | 626 | 10,859 |
| Total ending allowance balance | $ 6,522 | $ 5,513 | $ 2,373 | $ 22 | $ 1,536 | $ 103 | $ - | $1,472 | $ 626 | $ 18,167 |
| Loans at December 31, 2011: | | | | | | | | | | |
| Individually evaluated for impairment | $ 16,895 | $ 10,102 | $ 7,477 | $ 2,229 | $ 282 | $ 168 | $ - | $7,696 | | $ 44,849 |
| Collectively evaluated for impairment | 36,545 | 111,653 | 145,054 | 5,176 | 30,504 | 7,262 | 52 | 101 | | 336,347 |
| Total loans balance | $ 53,440 | $ 121,755 | $ 152,531 | $ 7,405 | $ 30,786 | $ 7,430 | $ 52 | $7,797 | | $ 381,196 |
| Loans at December 31, 2010: | | | | | | | | | | |
| Individually evaluated for impairment | $ 30,552 | $ 15,881 | $ 4,798 | $ - | $ 818 | $ 10 | $ - | $ - | | $ 52,059 |
| Collectively evaluated for impairment | 59,357 | 150,995 | 170,718 | 7,206 | 47,635 | 9,713 | 118 | 9,173 | | 454,915 |
| Total loans balance | $ 89,909 | $ 166,876 | $ 175,516 | $ 7,206 | $ 48,453 | $ 9,723 | $ 118 | $9,173 | | $ 506,974 |

(Dollar amounts in thousands, except per share data)

## NOTE 4 – LOANS (Continued)

Loans individually evaluated for impairment by class of loans at December 31, 2011:

| | Unpaid Principal Balance | Recorded Investment | Allowance for Loan Losses Allocated | Average Recorded Investment | Income Recognized | Cash Basis Income Recognized |
|---|---|---|---|---|---|---|
| With no related allowance recorded: | | | | | | |
| Real estate construction: | | | | | | |
| Residential construction | $ 8,119 | $ 4,833 | $ - | $ 4,402 | $ 199 | $ 199 |
| Other construction | 10,391 | 7,127 | - | 4,465 | 22 | 22 |
| 1-4 Family residential: | | | | | | |
| Revolving, open ended | - | - | - | 345 | - | - |
| First liens | 6,811 | 6,650 | - | 3,470 | 125 | 125 |
| Junior liens | - | - | - | 107 | - | - |
| Commercial real estate: | | | | | | |
| Farmland | 485 | 234 | - | 47 | - | - |
| Owner occupied | - | - | - | 1,772 | - | - |
| Non-owner occupied | 181 | 181 | - | 872 | 9 | 9 |
| Commercial, financial and agricultural: | | | | | | |
| Commercial and industrial | 141 | 141 | - | 296 | - | - |
| Consumer | - | - | - | 60 | - | - |
| Other Loans | 1,467 | 1,467 | - | 293 | - | - |
| Total with no related allowance recorded | 27,595 | 20,633 | - | 16,129 | 355 | 355 |
| With an allowance recorded: | | | | | | |
| Real estate construction: | | | | | | |
| Residential construction | 827 | 702 | 35 | 7,750 | 11 | 9 |
| Other construction | 4,233 | 4,233 | 1,843 | 9,415 | 8 | 8 |
| 1-4 Family residential: | | | | | | |
| Revolving, open ended | 20 | 20 | 20 | 637 | - | - |
| First Liens | 3,005 | 3,005 | 617 | 8,927 | 119 | 119 |
| Junior Liens | 427 | 427 | 150 | 345 | 7 | 7 |
| Commercial real estate: | | | | | | |
| Farmland | - | - | - | 469 | - | - |
| Owner occupied | 1,285 | 1,285 | 569 | 2,141 | 34 | 34 |
| Non-owner occupied | 5,777 | 5,777 | 1,408 | 3,819 | 206 | 206 |
| Other real estate loans | 2,229 | 2,229 | 73 | 1,464 | 88 | 85 |
| Commercial, financial and agricultural: | | | | | | |
| Commercial and industrial | 141 | 141 | 87 | 228 | 7 | 7 |
| Consumer | 168 | 168 | 72 | 42 | 10 | 10 |
| Other loans | 6,229 | 6,229 | 3,335 | 4,525 | - | - |
| Total with an allocated allowance recorded | 24,341 | 24,216 | 8,209 | 39,762 | 490 | 485 |
| Total | $ 51,936 | $ 44,849 | $ 8,209 | $ 55,891 | $ 845 | $ 840 |

(Dollar amounts in thousands, except per share data)

## NOTE 4 – LOANS (Continued)

Loans individually evaluated for impairment by class of loans at December 31, 2010:

| | Unpaid Principal Balance | Recorded Investment | Allowance for Loan Losses Allocated |
|---|---|---|---|
| With no related allowance recorded: | | | |
| Real estate construction: | | | |
| Residential construction | $ 5,896 | $ 3,822 | $ - |
| Other construction | 4,722 | 2,505 | - |
| 1-4 Family residential: | | | |
| Revolving, open ended | 289 | 92 | - |
| First Liens | 2,233 | 1,693 | - |
| Commercial real estate: | | | |
| Owner occupied | 473 | 473 | - |
| Non-owner occupied | 496 | 496 | - |
| Commercial, financial and agricultural: | | | |
| Commercial and industrial | 1,904 | 546 | - |
| Total with no related allowance recorded | 16,013 | 9,627 | - |
| With an allowance recorded: | | | |
| Real estate construction: | | | |
| Residential construction | 11,107 | 11,107 | 3,057 |
| Other construction | 13,117 | 13,117 | 1,739 |
| 1-4 Family residential: | | | |
| Revolving, open ended | 1,957 | 1,957 | 162 |
| First Liens | 11,651 | 11,651 | 1,326 |
| Junior Liens | 649 | 489 | 91 |
| Commercial real estate: | | | |
| Farmland | 485 | 485 | 37 |
| Owner occupied | 1,165 | 1,165 | 259 |
| Non-owner occupied | 2,179 | 2,179 | 394 |
| Commercial, financial and agricultural: | | | |
| Commercial and industrial | 272 | 272 | 233 |
| Consumer | 10 | 10 | 10 |
| Total with an allowance recorded | 42,592 | 42,432 | 7,308 |
| Total | $ 58,605 | $ 52,059 | $ 7,308 |

The average recorded investment in impaired loans was $37,519 during 2010. Interest income of $1,117 and cash basis interest income of $1,125 was recognized during 2010.

Troubled Debt Restructurings

The Company has $12,781 of loans with allocated specific reserves of $2,421 to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2011 compared to $20,235 with allocated specific reserves of $3,261 at December 31, 2010. The Company lost $299 and $198, respectively, of interest income in 2011 and 2010 that would have been recorded in interest income if the specific loans had not been restructured. The Bank had commitments to lend up to $295 and $388 of additional funds to loans classified as troubled debt restructurings at December 31, 2011 and December 31, 2010, respectively.

(Dollar amounts in thousands, except per share data)

**NOTE 4 – LOANS** (Continued)

During 2011, the terms of certain loans were modified as troubled debt restructurings. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; or an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk.

Modifications involving a reduction of the stated interest rate and extension of the maturity date of the loan were for periods ranging from six months to two years.

The following table presents loans by class modified as troubled debt restructurings that occurred during 2011:

| | Number of Contracts | Pre-Modification Outstanding Recorded Investment | Post-Modification Outstanding Recorded Investment |
|---|---|---|---|
| Real estate construction: | | | |
| Other construction | 2 | $ 198 | $ 198 |
| 1-4 Family residential: | | | |
| First Liens | 12 | 2,093 | 2,093 |
| Junior liens | 1 | 9 | 9 |
| Commercial real estate: | | | |
| Non-owner occupied | 1 | 2,175 | 2,175 |
| Other real estate secured loans | 4 | 2,227 | 2,227 |
| Commercial, financial, and agricultural | | | |
| Commercial and industrial | 1 | 31 | 31 |
| Total | 21 | $ 6,733 | $ 6,733 |

Troubled debt restructurings described above had an outstanding balance of $6,103 at December 31, 2011 and increased the allowance for loan losses by $2,023 and $2,540 in 2011 and 2010, respectively. Troubled debt restructurings still accruing interest totaled $958 and $16,558 at December 31, 2011 and 2010, respectively.

*(Dollar amounts in thousands, except per share data)*

**NOTE 4 – LOANS** (Continued)

The following table presents loans by class modified as troubled debt restructurings for which there was a payment default within twelve months following the modification during 2011.

| | Number of Contracts | Pre-Modification Outstanding Recorded Investment | Post-Modification Outstanding Recorded Investment |
|---|---|---|---|
| Real estate construction: | | | |
| Residential construction | 3 | $ 3,201 | $ 3,201 |
| Other construction | 6 | 6,277 | 6,277 |
| 1-4 Family residential: | | | |
| First liens | 24 | 4,885 | 4,885 |
| Junior liens | 2 | 17 | 17 |
| Commercial real estate: | | | |
| Farmland | 1 | 485 | 485 |
| Owner occupied | 1 | 1,770 | 1,770 |
| Non-owner occupied | 2 | 2,820 | 2,820 |
| Other real estate loans | 4 | 2,229 | 2,229 |
| Commercial, financial, and agricultural: | | | |
| Commercial and industrial | 2 | 50 | 50 |
| Consumer | 3 | 21 | 21 |
| Total | 48 | $ 21,755 | $ 21,755 |

A loan is considered to be in payment default once it is more than 90 days contractually past due under the modified terms. Troubled debt restructurings that subsequently defaulted described above increased the allowance for loan losses by $848 and resulted in charge-offs of $2,747 during 2011.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without modification. This evaluation is performed under the Company's internal loan policy.

(Dollar amounts in thousands, except per share data)

**NOTE 4 – LOANS** (Continued)

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. The following table presents the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of December 31, 2011 and 2010:

| | December 31, 2011 | | December 31, 2010 | |
|---|---|---|---|---|
| | Nonaccrual | Loans past due over 90 days still accruing | Nonaccrual | Loans past due over 90 days still accruing |
| Real estate construction: | | | | |
| Residential construction | $ 5,535 | $ - | $ 11,258 | $ - |
| Other construction | 11,361 | - | 12,598 | - |
| 1-4 Family residential: | | | | |
| Revolving, open ended | 37 | - | 62 | - |
| First Liens | 8,635 | - | 2,060 | - |
| Junior Liens | 427 | - | 469 | - |
| Commercial real estate: | | | | |
| Farmland | 453 | - | 1,357 | - |
| Owner occupied | 1,635 | - | 7,453 | - |
| Non-owner occupied | 3,963 | - | 505 | - |
| Other real estate loans | - | - | - | - |
| Commercial, financial and agricultural: | | | | |
| Agricultural | - | - | - | - |
| Commercial and industrial | 859 | - | 869 | - |
| Consumer | 229 | - | 44 | - |
| Other loans | 7,697 | - | - | - |
| Total | $ 40,831 | $ - | $ 36,675 | $ - |

(Dollar amounts in thousands, except per share data)

**NOTE 4 – LOANS** (Continued)

The following table presents the aging of the recorded investment in past due loans, including nonaccrual loans as of December 31, 2011 and 2010 by class of loans:

| December 31, 2011 | 30 – 59 Days Past Due | 60-89 Days Past Due | Greater than 90 Days Past Due | Total Past Due | Loans Not Past Due | Total |
|---|---|---|---|---|---|---|
| Real estate construction: | | | | | | |
| Residential construction | $ - | $ - | $ 1,450 | $ 1,450 | $ 16,473 | $ 17,923 |
| Other construction | 183 | 2,507 | 2,747 | 5,437 | 30,080 | 35,517 |
| 1-4 Family residential: | | | | | | |
| Revolving, open ended | 286 | 75 | 18 | 379 | 21,728 | 22,107 |
| First Liens | 5,901 | 861 | 2,939 | 9,701 | 85,420 | 95,121 |
| Junior Liens | 173 | 330 | - | 503 | 4,024 | 4,527 |
| Commercial real estate: | | | | | | |
| Farmland | 39 | - | 453 | 492 | 7,767 | 8,259 |
| Owner occupied | - | - | 1,254 | 1,254 | 46,089 | 47,343 |
| Non-owner occupied | - | - | 11,084 | 11,084 | 85,845 | 96,929 |
| Other real estate secured loans | 484 | - | - | 484 | 6,921 | 7,405 |
| Commercial, financial and agricultural: | | | | | | |
| Agricultural | - | - | - | - | 1,093 | 1,093 |
| Commercial and industrial | 700 | 523 | 591 | 1,814 | 27,879 | 29,693 |
| Consumer | 76 | 19 | 61 | 156 | 7,274 | 7,430 |
| Tax exempt | - | - | - | - | 52 | 52 |
| Other loans | - | - | 7,697 | 7,697 | 100 | 7,797 |
| Total | $ 7,842 | $ 4,315 | $ 28,294 | $ 40,451 | $ 340,745 | $ 381,196 |

| December 31, 2010 | 30 – 59 Days Past Due | 60-89 Days Past Due | Greater than 90 Days Past Due | Total Past Due | Loans Not Past Due | Total |
|---|---|---|---|---|---|---|
| Real estate construction: | | | | | | |
| Residential construction | $ 1,721 | $ - | $ 4,924 | $ 6,645 | $ 31,044 | $ 37,689 |
| Other construction | 638 | 191 | 6,395 | 7,224 | 44,996 | 52,220 |
| 1-4 Family residential: | | | | | | |
| Revolving, open ended | 693 | 222 | 62 | 977 | 39,631 | 40,608 |
| First Liens | 1,647 | 1,843 | 2,060 | 5,550 | 112,943 | 118,493 |
| Junior Liens | 144 | 328 | 469 | 941 | 6,834 | 7,775 |
| Commercial real estate: | | | | | | |
| Farmland | 104 | - | 1,356 | 1,460 | 7,526 | 8,986 |
| Owner occupied | 844 | 65 | 7,914 | 8,823 | 61,078 | 69,901 |
| Non-owner occupied | - | - | 535 | 535 | 96,094 | 96,629 |
| Other real estate secured loans | - | - | - | - | 7,206 | 7,206 |
| Commercial, financial and agricultural: | | | | | | |
| Agricultural | 6 | - | - | 6 | 1,273 | 1,279 |
| Commercial and industrial | 509 | 47 | 1,019 | 1,575 | 45,599 | 47,174 |
| Consumer | 155 | 87 | 44 | 286 | 9,437 | 9,723 |
| Tax exempt | - | - | - | - | 118 | 118 |
| Other loans | - | - | - | - | 9,173 | 9,173 |
| Total | $ 6,461 | $ 2,783 | $ 24,778 | $ 34,022 | $ 472,952 | $ 506,974 |

**NOTE 4 – LOANS** (Continued)

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. The Company assigns an initial credit risk rating on every loan. All loan relationships with aggregate debt greater than $250 are reviewed at least annually, or more frequently if performance of the loan or other factors warrant review. Smaller balance loans are reviewed and evaluated based on changes in loan performance, such as becoming past due or upon notifying the Bank of a change in the borrower's financial status. This analysis is performed on a monthly basis. The Company uses the following definitions for risk ratings:

Watch. Loans characterized by borrowers who have marginal cash flow, marginal profitability, or have experienced operating losses and declining financial condition. The borrower has satisfactorily handled debts with the Bank in the past, but in recent months has either been late, delinquent in making payments, or made sporadic payments. While the Bank continues to be adequately secured, the borrower's margins have decreased or are decreasing, despite the borrower's continued satisfactory condition. Other characteristics of borrowers in this class include inadequate credit information, weakness of financial statement and repayment capacity, but with collateral that appears to limit the Bank's exposure. This classification includes loans to establish borrowers that are reasonably margined by collateral, but where potential for improvement in financial capacity is limited.

Special Mention. Loans with potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deteriorating prospects for the repayment source or in the Bank's credit position in the future.

Substandard. Loans inadequately protected by the payment capacity of the borrower or the pledged collateral.

Doubtful. Loans with the same characteristics as substandard loans with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable on the basis of currently existing facts, conditions, and values. These are poor quality loans in which neither the collateral nor the financial condition of the borrower presently ensure collectability in full in a reasonable period of time or evidence of permanent impairment in the collateral securing the loan.

Impaired loans are evaluated separately from other loans in the Bank's portfolio. Credit quality information related to impaired loans was presented above and is excluded from the tables below.

(Dollar amounts in thousands, except per share data)

## NOTE 4 – LOANS (Continued)

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. As of December 31, 2011 and 2010, and based on the most recent analysis performed, the risk categories of loans by class of loans are as follows:

| December 31, 2011 | Pass | Watch | Special Mention | Substandard | Doubtful |
|---|---|---|---|---|---|
| Real estate construction: | | | | | |
| Residential construction | $ 2,045 | $ 4,098 | $ - | $ 6,245 | $ - |
| Other construction | 16,528 | 5,092 | 138 | 2,399 | - |
| 1-4 Family residential: | | | | | |
| Revolving, open ended | 18,104 | 905 | - | 3,078 | - |
| First Liens | 53,649 | 19,412 | 354 | 12,051 | - |
| Junior Liens | 2,991 | 998 | - | 111 | - |
| Commercial real estate: | | | | | |
| Farmland | 4,082 | 2,524 | - | 1,419 | - |
| Owner occupied | 32,942 | 9,795 | - | 3,321 | - |
| Non-owner occupied | 63,838 | 7,405 | 1,864 | 17,864 | - |
| Other real estate loans | 1,405 | 749 | - | 3,022 | - |
| Commercial, financial and agricultural: | | | | | |
| Agricultural | 1,093 | - | - | - | - |
| Commercial and industrial | 22,472 | 4,961 | 490 | 1,488 | - |
| Consumer | 7,084 | 91 | - | 87 | - |
| Tax exempt | 52 | - | - | - | - |
| Other loans | 101 | - | - | - | - |
| Total | $ 226,386 | $ 56,030 | $ 2,846 | $ 51,085 | $ - |

| December 31, 2010 | Pass | Watch | Special Mention | Substandard | Doubtful |
|---|---|---|---|---|---|
| Real estate construction: | | | | | |
| Residential construction | $ 15,622 | $ 5,430 | $ - | $ 1,708 | $ - |
| Other construction | 31,327 | 4,158 | - | 1,112 | - |
| 1-4 Family residential: | | | | | |
| Revolving, open ended | 36,878 | 246 | 50 | 1,386 | - |
| First Liens | 86,178 | 11,512 | 1,766 | 5,694 | - |
| Junior Liens | 6,261 | 575 | - | 449 | - |
| Commercial real estate: | | | | | |
| Farmland | 6,514 | 1,987 | - | - | - |
| Owner occupied | 57,556 | 1,426 | 969 | 8,311 | - |
| Non-owner occupied | 80,715 | 55 | 653 | 12,532 | - |
| Other real estate loans | 7,206 | - | - | - | - |
| Commercial, financial and agricultural: | | | | | |
| Agricultural | 1,229 | - | - | 50 | - |
| Commercial and industrial | 43,302 | 2,488 | 64 | 502 | - |
| Consumer | 9,294 | 87 | 12 | 320 | - |
| Tax exempt | 118 | - | - | - | - |
| Other loans | 371 | - | - | 8,802 | - |
| Total | $ 382,571 | $ 27,964 | $ 3,514 | $ 40,866 | $ - |

*(Dollar amounts in thousands, except per share data)*

## NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2011 and 2010 were as follows:

| | 2011 | 2010 |
|---|---|---|
| Land | $ 1,174 | $ 2,457 |
| Buildings and improvements | 8,772 | 12,565 |
| Furniture and equipment | 4,999 | 6,359 |
| | 14,945 | 21,381 |
| Less: Accumulated depreciation | (5,668) | (6,344) |
| | $ 9,277 | $ 15,037 |

Premises and equipment that are to be sold as part of the branch sales discussed in Note 2 are reported as premises and equipment held for sale. Premises and equipment held for sale are reported at book value. Premises and equipment held for sale consists of assets that are to be sold as part of the branch divestitures discussed in Note 2. Premises and equipment held for sale at December 31, 2011 and 2010 were as follows:

| | 2011 | 2010 |
|---|---|---|
| Land | $ 1,283 | $ - |
| Buildings and improvements | 3,287 | - |
| Furniture and equipment | 412 | - |
| | $ 4,982 | $ - |

Depreciation expense for the years ended 2011, 2010, and 2009 was $1,067, $1,221, and $1,306, respectively.

The Bank leases certain branch properties and equipment under operating leases. Rent expense for 2011, 2010, and 2009 was $368, $373, and $390, respectively. Rent commitments under noncancelable operating leases including renewal options were as follows:

| | |
|---|---|
| 2012 | $ 282 |
| 2013 | 264 |
| 2014 | 264 |
| 2015 | 264 |
| 2016 | 256 |
| Thereafter | 2,359 |
| | $ 3,689 |

The Bank leases the branch property for our Murfreesboro Branch. The term of this lease is set to end on September 30, 2012; however, the lease is expected to be assumed by Southern Community upon completion of the sale of the Murfreesboro Branch. The branch sale transaction is expected to close on March 30, 2012. The rent commitment schedule above assumes that we are obligated on the Murfreesboro lease until March 30, 2012.

(Dollar amounts in thousands, except per share data)

## NOTE 6 – INTANGIBLE ASSETS

Acquired intangible assets resulting from the Company's acquisition of First National in 2007 were as follows at December 31, 2011 and 2010:

| | 2011 | | 2010 | |
|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| Amortized intangible assets: | | | | |
| Core deposit and customer relationship intangibles | $ 2,812 | $ (1,261) | $ 2,812 | $ (1,022) |

Amortization expense of $239, $275 and $318 were recognized in 2011, 2010 and 2009, respectively.

Estimated amortization expense for each of the next five years is as follows:

| | |
|---|---|
| 2012 | $ 199 |
| 2013 | 137 |
| 2014 | 137 |
| 2015 | 137 |
| 2016 | 137 |

## NOTE 7 – OTHER REAL ESTATE OWNED

The carrying amount of other real estate owned is comprised of foreclosed properties, loans made to facilitate the sale of other real estate owned, and a parcel of land purchased by the Bank for construction of a new branch facility that is now held for disposal. Foreclosed properties totaled $24,896 offset by a valuation allowance of $3,403, and $14,294 offset by a valuation allowance of $3,070 at December 31, 2011 and 2010 respectively. Loans made to facilitate the sale of other real estate owned totaled $78 and $83 at December 31, 2011 and 2010 respectively. Bank properties held for disposal were $484 at December 31, 2011 and 2010.

Expenses related to foreclosed assets include:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Net loss on sales | $ 442 | $ 111 | $ 239 |
| Operating expenses, net of rental income | 996 | 829 | 430 |
| Other real estate owned valuation write-downs | 1,578 | 2,318 | 1,147 |
| Balance at end of year | $ 3,016 | $ 3,258 | $ 1,816 |

(Dollar amounts in thousands, except per share data)

## NOTE 7 – OTHER REAL ESTATE OWNED (Continued)

Activity in the valuation allowance was as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Beginning of year | $ 3,070 | $ 1,147 | $ - |
| Additions charged to expense | 1,578 | 2,318 | 1,147 |
| Direct write downs | (1,245) | (395) | - |
| End of year | $ 3,403 | $ 3,070 | $ 1,147 |

## NOTE 8 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:

Securities: The fair values for securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on matrix pricing which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities' relationship to other benchmark quoted securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3). Discounted cash flows are calculated using estimates of current market rates for each type of security. During times when trading is more liquid, broker quotes are used (if available) to validate the model. Rating agency and industry research reports as well as defaults and deferrals on individual securities are reviewed and incorporated into the calculations.

*(Dollar amounts in thousands, except per share data)*

**NOTE 8 - FAIR VALUE** (Continued)

Impaired Loans: The fair value of collateral dependent impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate Owned: Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned are measured at the lower of carrying amount or fair value, less costs to sell. Fair values are generally based on third party appraisals of the property, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized.

Mortgage Banking Derivatives: Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market are accounted for as free standing derivatives. Fair values of these mortgage derivatives are estimated based on the anticipated gain from the sale of the underlying loan. Changes in the fair values of these derivatives are included in noninterest income as gain on sale of loans.

Loans Held For Sale in secondary market: Loans held for sale are carried at fair value, as determined by outstanding commitments, from third party investors (Level 2 inputs).

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

| | | Fair Value Measurements at December 31, 2011 using | |
|---|---|---|---|
| | Carrying Value | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Assets: | | | |
| Available for sale securities: | | | |
| U.S. Government sponsored entities | $ 13,275 | $ 13,275 | $ - |
| Mortgage-backed - residential | 29,591 | 29,591 | - |
| State and municipal | 19,826 | 15,399 | 4,427 |
| Corporate | 968 | - | 968 |
| Total available for sale securities | 63,660 | 62,692 | 5,395 |
| Loans held for sale, in secondary market | 5,274 | 5,274 | - |

(Dollar amounts in thousands, except per share data)

**NOTE 8 - FAIR VALUE** (Continued)

| | | Fair Value Measurements at December 31, 2010 using | |
|---|---|---|---|
| | Carrying Value | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Assets: | | | |
| Available for sale securities: | | | |
| U.S. Government sponsored entities | $ 5,937 | $ 5,937 | $ - |
| Mortgage-backed - residential | 31,975 | 31,975 | - |
| State and municipal | 18,551 | 18,551 | - |
| Corporate | 7,019 | 2,936 | 4,083 |
| Total available for sale securities | 63,482 | 59,399 | 4,083 |
| Mortgage banking derivatives | 28 | 28 | - |
| Loans held for sale, in secondary market | 4,282 | 4,282 | - |

Loans held for sale, at fair value had a carrying amount of $5,274 and $4,282 at December 31, 2011 and 2010, respectively. The carrying amount includes an adjustment to fair value resulting in additional income of $0 and $68 at December 31, 2011 and 2010, respectively.

The table below presents a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period ended December 31, 2011 and 2010:

| | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Corporate securities | |
|---|---|---|
| | 2011 | 2010 |
| Balance at beginning of period | $ 4,083 | $ 5,639 |
| Other-than-temporary impairment | (5,000) | - |
| Change in unrealized gain or loss recognized in other comprehensive income | 1,885 | (1,556) |
| Balance at end of period | $ 968 | $ 4,083 |

*(Dollar amounts in thousands, except per share data)*

**NOTE 8 - FAIR VALUE** (Continued)

| | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) State and Municipal Securities | |
|---|---|---|
| | 2011 | 2010 |
| Balance at beginning of period | $ - | $ - |
| Transfers into level 3 | 4,427 | - |
| Balance at end of period | $ 4,427 | $ - |

The fair value for eleven state and municipal securities with a fair value of $4,427 as of December 31, 2011 were transferred out of Level 2 and into Level 3 because of a lack of observable market data for these investments due to a decrease in the market activity for these securities. The Company's policy is to recognize transfers as of the end of the reporting period. As a result, the fair value for these state and municipal securities was transferred on December 31, 2011.

Assets and Liabilities Measured on a Non-recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

| | December 31, 2011 | |
|---|---|---|
| | Carrying Value | Fair Value Measurements Using Other Significant Unobservable Inputs (Level 3) |
| Assets: | | |
| Impaired loans: | | |
| Real estate construction | $ 9,122 | $ 9,122 |
| 1-4 Family residential | 3,248 | 3,248 |
| Commercial real estate | 5,319 | 5,319 |
| Other real estate loans | 639 | 639 |
| Commercial, financial and agricultural | 53 | 53 |
| Consumer | 96 | 96 |
| Other loans | 2,894 | 2,894 |
| Total impaired loans | 21,371 | 21,371 |
| Other real estate owned: | | |
| Construction and development | 10,975 | 10,975 |
| 1-4 Family residential | 4,484 | 4,484 |
| Multi-family | 225 | 225 |
| Commercial | 5,809 | 5,809 |
| Total other real estate owned | 21,493 | 21,493 |

*(Dollar amounts in thousands, except per share data)*

**NOTE 8 - FAIR VALUE** (Continued)

| | December 31, 2010 | |
|---|---|---|
| | Carrying Value | Fair Value Measurements Using Other Significant Unobservable Inputs (Level 3) |
| Assets: | | |
| Impaired loans: | | |
| Real estate construction | $ 19,174 | $ 19,174 |
| 1-4 Family residential | 6,997 | 6,997 |
| Commercial real estate | 2,691 | 2,691 |
| Commercial, financial and agricultural | 513 | 513 |
| Total impaired loans | 29,375 | 29,375 |
| Other real estate owned: | | |
| Construction and development | 8,026 | 8,026 |
| 1-4 Family residential | 2,799 | 2,799 |
| Commercial | 399 | 399 |
| Total other real estate owned | 11,224 | 11,224 |

Impaired loans with specific allocations, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had, at December 31, 2011, a principal balance of $29,490 with a valuation allowance of $8,119 resulting in an additional provision for loan losses of $5,203 for the year ended December 31, 2011. At December 31, 2010, impaired loans with specific allocations had a principal balance of $35,860, with a valuation allowance of $6,485 resulting in an additional provision for loan losses of $9,129 for the year ended December 31, 2010.

Other real estate owned, measured at the lower of carrying or fair value less costs to sell, had a net carrying amount of $21,493, which is made up of the outstanding balance of $24,896, net of a valuation allowance of $3,403 at December 31, 2011, resulting in a write-down of $1,578 charged to expense in the year ended December 31, 2011. Net carrying amount was $11,224 at December 31, 2010, which was made up of the outstanding balance of $14,294, net of a valuation allowance of $3,070, resulting in a write-down of $2,318 charged to expense during 2010.

*(Dollar amounts in thousands, except per share data)*

**NOTE 8 - FAIR VALUE** (Continued)

Carrying amount and estimated fair values of significant financial instruments at December 31, 2011 and 2010 were as follows:

| | 2011 | | 2010 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Financial assets | | | | |
| Cash and cash equivalents | $ 76,742 | $ 76,742 | $ 60,303 | $ 60,303 |
| Time deposits in other financial institutions | 250 | 250 | 1,959 | 1,960 |
| Securities available for sale | 63,660 | 63,660 | 63,482 | 63,482 |
| Loans held for sale, at fair value | 5,274 | 5,274 | 4,282 | 4,282 |
| Loans held for sale, net of allowance | 53,125 | 53,125 | - | - |
| Loans, net of allowance | 361,650 | 355,571 | 488,807 | 480,657 |
| Restricted equity securities | 1,727 | N/A | 1,727 | N/A |
| Accrued interest receivable | 2,096 | 2,096 | 2,528 | 2,528 |
| Financial liabilities | | | | |
| Total deposits | $ 555,037 | $ 556,474 | $ 595,069 | $ 597,596 |
| Accrued interest payable | 2,390 | 2,390 | 1,667 | 1,667 |
| Repurchase agreement | 7,000 | 7,280 | 7,000 | 7,447 |
| Federal Home Loan Bank advances | 16,000 | 16,221 | 16,000 | 16,317 |
| Subordinated debentures | 23,000 | 13,250 | 23,000 | 13,519 |

The methods and assumptions, not previously presented, used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. It was not practicable to determine the fair value of restricted equity securities due to restrictions placed on their transferability. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. For loans held for sale net of allowance of $1,084, fair value is based on the pending sales contract which sets the purchase price at par. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is not considered material.

(Dollar amounts in thousands, except per share data)

## NOTE 9 - DEPOSITS

Deposits at December 31, 2011 and 2010, are summarized as follows:

| | 2011 | 2010 |
|---|---|---|
| Noninterest-bearing demand accounts | $ 46,664 | $ 49,333 |
| Interest-bearing demand accounts | 104,661 | 121,759 |
| Savings accounts | 19,808 | 19,250 |
| Time deposits greater than $100 | 118,267 | 183,086 |
| Other time deposits | 172,906 | 221,641 |
| Noninterest-bearing demand accounts held for sale | 5,213 | - |
| Interest-bearing demand accounts held for sale | 39,025 | - |
| Savings accounts held for sale | 287 | - |
| Time deposits greater than $100 held for sale | 28,904 | - |
| Other time deposits held for sale | 19,302 | - |
| | $555,037 | $595,069 |

Deposits classified as held for sale are those that are expected to be sold as part of the branch sales discussed in Note 2.

At December 31, 2011, scheduled maturities of time deposits, excluding time deposits held for sale, are as follows:

| | |
|---|---|
| 2012 | $217,887 |
| 2013 | 53,090 |
| 2014 | 4,159 |
| 2015 | 12,225 |
| 2016 | 3,812 |
| Thereafter | - |
| | $291,173 |

(Dollar amounts in thousands, except per share data)

**NOTE 9 - DEPOSITS** (Continued)

Included in other time deposits above are brokered time deposits of $25,124 with a weighted rate of 1.49% at December 31, 2011 and $32,615 at December 31, 2010, with a weighted rate of 1.45%. These deposits represent funds which the Bank obtained, directly, or indirectly, through a deposit broker. A deposit broker places deposits from third parties with insured depository institutions or places deposits with an institution for the purpose of selling interest in those deposits to third parties. As of December 31, 2011, the Bank has $9,648 of brokered deposits that are scheduled to mature in 2012, $7,059 in 2013 and $8,417 in 2015. As a result of entering into the Consent Order, described in Note 20, the Bank is required to obtain approval from the FDIC prior to accepting, rolling over, or renewing brokered deposits. The Bank does not expect to seek any of the required consents and therefore anticipates that these deposits will not be replaced at maturity.

In addition, the Bank has $57,071 in national market deposits which are purchased by customers through a third-party internet site at December 31, 2011 compared to $67,441 at December 31, 2010. Of these national market time deposits, $37,954 are scheduled to mature in 2012, $15,752 in 2013 and $3,365 in 2014.

**NOTE 10 - FEDERAL HOME LOAN BANK ADVANCES**

The Bank has established a line of credit with the Federal Home Loan Bank of Cincinnati ("FHLB"), which is secured by a blanket pledge of 1-4 family residential mortgage loans, commercial real estate loans and open end home equity loans. The extent of the line is dependent, in part, on available collateral. The arrangement is structured so that the carrying value of the loans pledged amounts to 125% on residential 1-4 family loans, 300% on commercial real estate, and 400% of open end home equity loans of the principal balance of the advances from the FHLB.

To participate in this program, the Bank is required to be a member of the FHLB and own stock in the FHLB. The Bank held $1,727 of such stock at December 31, 2011 and 2010, to satisfy this requirement.

At December 31, 2011 and 2010, fixed rate advances from the FHLB totaled $16,000. The fixed interest rates on these advances range from 1.91% to 2.71% at December 31, 2011 and December 31, 2010, respectively. The weighted average rate at December 31, 2011 and 2010 was 2.34%. The FHLB advance maturities ranged from June 2012 to May 2013 at December 31, 2011. Each FHLB advance is payable at its maturity, and subject to an early prepayment penalty. At December 31, 2011 and 2010, undrawn standby letters of credit with the FHLB totaled $9,000.

The standby letters of credit will mature in May 2012. The letters of credit are used as a pledge to the State of Tennessee Bank Collateral Pool. Qualifying loans totaling $48,725 were pledged as security under a blanket pledge agreement with the FHLB at December 31, 2011. The Bank is eligible to borrow up to an additional $8,291 as of December 31, 2011.

(Dollar amounts in thousands, except per share data)

## NOTE 10 - FEDERAL HOME LOAN BANK ADVANCES (Continued)

Maturities of the advances from the FHLB are as follows:

| | |
|---|---|
| 2012 | $ 3,000 |
| 2013 | 13,000 |
| | $ 16,000 |

The Company also has a cash management line of credit with the FHLB totaling $10,000 that will mature September 2012. At December 31, 2011 and 2010, $0 was drawn on the line. The interest rate on the line varies daily based on the federal funds rate. The rate for the line of credit was 0.14% at December 31, 2011.

## NOTE 11 - SUBORDINATED DEBENTURES

In 2002, the Company issued $3,000 of floating rate manditorily redeemable subordinated debentures through a special purpose entity as part of a private offering of trust preferred securities. The securities mature on December 31, 2032; however, the Company can currently repay the securities at any time without penalty, subject to approval from the Federal Reserve Bank. The interest rate on the subordinated debentures as of December 31, 2011 was 3.75%. The subordinated debentures bear interest at a floating rate equal to the New York Prime rate plus 50 basis points. The Company has the right from time to time, without causing an event of default, to defer payments of interest on the debentures for up to 20 consecutive quarterly periods. These debentures are presented in liabilities on the balance sheet and count as Tier 1 capital for regulatory capital purposes. Debt issuance costs of $74 have been capitalized and are being amortized over the term of the securities. Principal officers, directors, and their affiliates at year end 2011 and 2010 owned $700 of the $3,000 subordinated debentures. The proceeds from this offering were utilized to increase the Bank's capital by $3,000.

In 2005, the Company issued $5,000 of floating rate manditorily redeemable subordinated debentures through a special purpose entity as part of a pool offering of trust preferred securities. These securities mature on September 15, 2035, however, the Company can currently repay the securities at any time without penalty, subject to approval from the Federal Reserve Bank. The interest rate on the subordinated debentures as of December 31, 2011 was 2.05%. The subordinated debentures bear interest at a floating rate equal to the 3-Month LIBOR plus 1.50%. The Company has the right from time to time, without causing an event of default, to defer payments of interest on the debentures for up to 20 consecutive quarterly periods. These debentures are presented in liabilities on the balance sheet and count as Tier 1 capital for regulatory purposes. There was no debt issuance cost in obtaining the subordinated debentures. The proceeds from the pooled offering were used to increase the Bank's capital.

*(Dollar amounts in thousands, except per share data)*

**NOTE 11 - SUBORDINATED DEBENTURES** (Continued)

In 2007, the Company issued $15,000 of redeemable subordinated debentures through a special purpose entity as part of a pooled offering of trust preferred securities. These subordinated debentures mature in 2037, however, the maturity may be shortened to a date not earlier than December 15, 2012. The interest rate on the subordinated debentures is 7.96% until December 15, 2012, and thereafter the subordinated debentures bear interest at a floating rate equal to the 3-month LIBOR plus 3.0%. The Company has the right from time to time, without causing an event of default, to defer payments of interest on the debentures for up to 20 consecutive quarterly periods. These debentures are presented in liabilities on the balance sheet and $1,900 count as Tier 1 capital and the remaining $3,295 is considered as Tier 2 capital for regulatory purposes. There was no debt issuance cost in obtaining the subordinated debentures. The proceeds were used to help fund the acquisition of First National.

The portion of the subordinated debentures qualifying as Tier 1 capital will not change for existing debentures under the Dodd-Frank Act. The portion of the subordinated debentures qualifying as Tier 1 capital is limited to 25% of total Tier 1 capital. Subordinated debentures in excess of the Tier 1 capital limitation generally qualify as Tier 2 capital.

Interest on the subordinated debentures is payable quarterly, and the Company has adopted a board resolution at the request of the Federal Reserve Bank of Atlanta (the "FRB") that it will not pay interest on the subordinated debentures or dividends on its common or preferred stock without the prior consent of the FRB. On January 27, 2011, the FRB denied the Company's request to make the March 15, 2011 quarterly interest payment due on any of its subordinated debentures that mature in 2012, and the Company has been unable to pay interest on those subordinated debentures or any of its other subordinated debentures since that date. Under the terms of indentures pursuant to which the debentures were issued, if the Company defers payment of interest on the debentures it may not, during such a deferral period, pay dividends on its common stock or preferred stock or interest on any of the other subordinated debentures issued by the Company. Accordingly, the Company does not expect to be able to pay interest on its other subordinated debentures or dividends on its common stock or preferred stock until such time as it is able to secure the approval of the FRB. Furthermore, the indentures pursuant to which the debentures issued in 2005 and 2007 were issued provided that the Company's subsidiaries are similarly prohibited from paying dividends on the subsidiaries' common and preferred stock not held by the Company or its subsidiaries. The Company's subsidiary Community First Properties, Inc. 125 shares of preferred stock issued and outstanding totaling $125 in liquidation value, are held by 125 unaffiliated shareholders. Dividends totaling approximately $16 are payable on these shares annually in two equal installments. Community First Properties, Inc. paid the dividends owed to the preferred stockholders on June 30, 2011 in violation of the terms of the indentures pursuant to which the subordinated debentures that were issued in 2005 and 2007 and as a result it has breached its obligations under the terms of those indentures. As a result, the holders of the related trust preferred securities could seek a judicial determination that the Company must cure the covenant breach. The cure would most likely require the Company to seek the contribution of approximately $8 of capital to Community First, Inc. Community First Properties, Inc. deferred the payment of its preferred dividend

*(Dollar amounts in thousands, except per share data)*

## NOTE 11 - SUBORDINATED DEBENTURES (Continued)

payment due on December 31, 2011, as permitted under the terms of the documents governing the terms of those shares of preferred stock. Community First Properties, Inc. will not be able to resume dividend payments on its preferred stock or common stock until the Company has resumed the payment of interest on the subordinated debentures issued in 2005 and 2007 and paid in full all unpaid dividends thereon. In the event the Company is unable to pay interest on the subordinated debentures it has issued for twenty (20) consecutive quarters, the holders of the related trust preferred securities would be able to claim an event of default under the indentures and all amounts then owed on the debentures would be immediately due and payable.

The Company is not considered the primary beneficiary of the Trusts (variable interest entity), therefore the trusts are not consolidated in the Company's financial statements, but rather the subordinated debentures are shown as a liability.

## NOTE 12 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are secured by pledged securities with a carrying amount of $8,569 and $9,217 at December 31, 2011 and 2010.

Securities sold under agreements to repurchase are financing arrangements that mature on May 27, 2013 and have an interest rate of 3.26%. At maturity, the securities underlying the agreements are returned to the Company.

## NOTE 13 – OTHER BENEFIT PLANS

401(k) Plan: A 401(k) benefit plan allows employee contributions up to 15% of their compensation, of which the Company has matched 100% of the first 3% and 50% of the next 2% the employee contributes to their 401(k) annually for all periods presented. Expense for 2011, 2010, and 2009 was $172, $186 and $183, respectively.

Deferred Compensation and Supplemental Retirement Plans: Deferred compensation and supplemental retirement plan ("SERP") expense allocates the benefits over years of service. The Bank approved the SERP in 2006. The SERP will provide certain Company officers with benefits upon retirement, death, or disability in certain prescribed circumstances. SERP expense was $252 in 2011, $233 in 2010 and $58 in 2009, resulting in a deferred compensation liability of $1,027 and $775 at December 31, 2011 and 2010, respectively.

*(Dollar amounts in thousands, except per share data)*

## NOTE 14 – PREFERRED STOCK

On February 29, 2009, as part of the Capital Purchase Program ("CPP") of the Troubled Asset Relief Program ("TARP"), the Company entered into a Letter Agreement and Securities Purchase Agreement (collectively, the "Purchase Agreement") with the United States Department of the Treasury ("U.S. Treasury"), pursuant to which the Company sold 17,806 shares of newly authorized Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par value (the "Series A Preferred Stock") and also issued warrants (the "Warrants") to the U.S. Treasury to acquire 890 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B no par value (the "Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock") for an aggregate purchase price of $17,806 in cash. Upon closing, the U.S. Treasury exercised the Warrants and the Company issued 890 shares of the Series B Preferred Stock.

The Series A Preferred Stock qualifies as Tier 1 capital and will pay cumulative dividends at a rate of 5.00% per annum for the first five years, and 9.00% per annum thereafter. The Series B Preferred Stock also qualifies as Tier 1 capital and will pay cumulative dividends at a rate of 9.00% per annum. Total required annual dividends for the Preferred Stock are expected to be as follows: 2012 – 2013: $970 per year; 2014: $1,571; 2015 and thereafter: $1,683 per year. The Series B Preferred Stock may be redeemed by the Company at any time after consultation with the Company's and Bank's primary federal regulator, but may not be redeemed until all of the Series A Preferred Stock is redeemed. Neither the Series A nor the Series B Preferred Stock is subject to any contractual restrictions on transfer.

As described above in Note 11, the Company may not pay dividends on its Preferred Stock without the approval of the Federal Reserve Bank of Atlanta (the "FRB"). In addition, under the terms of the indentures pursuant to which the Company has issued its subordinated debentures, it may not, at any time when it is deferring the payment of interest on its subordinated debentures, as it has done since March 15, 2011, pay dividends on the Preferred Stock.

Pursuant to the terms of the Purchase Agreement for the Preferred Stock, the ability of the Company to declare or pay dividends or distributions on, or purchase, redeem or otherwise acquire for consideration, shares of its common stock will be subject to restrictions, including a restriction against increasing dividends from the last annual cash dividend per share ($0.05) declared on the common stock prior to February 27, 2009. The redemption, purchase or other acquisition of trust preferred securities of the Company or its affiliates also will be restricted. These restrictions terminated on February 29, 2012, but for so long as the Preferred Stock remains outstanding, the Company may not increase its common dividends per share without obtaining the consent of the U.S. Treasury. Currently, the Company and Bank are prohibited from declaring dividends by its primary regulators.

The Purchase Agreement also subjects the Company to certain of the executive compensation limitations included in the Emergency Economic Stabilization Act of 2008 (the "EESA"), as amended by the American Recovery and Reinvestment Act of 2009 as implemented by the interim final rule on executive compensation and corporate governance issued by the U.S. Treasury on June 15, 2009 (the "June 2009 IFR"). In this connection, as a condition to the

(Dollar amounts in thousands, except per share data)

**NOTE 14 – PREFERRED STOCK** (Continued)

closing of the transaction, the Company's Senior Executive Officers (as defined in the Purchase Agreement) (the "Senior Executive Officers"), (i) voluntarily waived any claim against the U.S. Treasury or the Company for any changes to such officer's compensation or benefits that are required to comply with the regulation issued by the U.S. Treasury under the CPP and acknowledged that the regulation may require modification of the compensation, bonus, incentive and other benefit plans, arrangements and policies and agreements as they relate to the period the U.S. Treasury owns the Preferred Stock of the Company; and (ii) entered into a letter with the Company amending the Benefit Plans with respect to such Senior Executive Officer, during the period that the Treasury owns the Preferred Stock of the Company, as necessary to comply with Section 111(b) of the EESA including, as implemented by the June 2009 IFR.

At the request of the FRB, the board of directors of the Company, on January 18, 2011, adopted a resolution agreeing that the Company would not incur additional debt, pay common or preferred dividends, or redeem any treasury stock without approval from the FRB. The Company requested permission to make dividend payments on its Preferred Stock and interest payments on its subordinated debt that were scheduled for the first quarter of 2011. The FRB granted permission to pay the preferred dividends that were due on February 15, 2011, but denied permission to make interest payments on the Company's subordinated debt. As a result of the FRB's decision, the Company was required to begin the deferral of interest payments on each of its three subordinated debentures during the first quarter of 2011. The Company has the right to defer the payment of interest on the subordinated debentures at any time, for a period not to exceed twenty (20) consecutive quarters. During the period in which it is deferring the payment of interest on its subordinated debentures, however, the Company may not pay any dividends on its common or preferred stock, and the Company's subsidiaries may not pay dividends on those subsidiaries' common or preferred stock owned by entities other than the Company and its subsidiaries. Accordingly, the Company was required to suspend dividend payments on the Preferred Stock beginning in the second quarter of 2011. At December 31, 2011, the Company has $847 of Preferred Stock dividends accrued for which payment is being deferred. The Company's subsidiary Community First Properties, Inc. suspended the payment of dividends on its preferred stock beginning with the dividend payment due on December 31, 2011. At December 31, 2011, Community First Properties, Inc. has $8 of preferred stock dividends accrued for which payment is being deferred.

*(Dollar amounts in thousands, except per share data)*

## NOTE 15 – STOCK BASED COMPENSATION

Prior to the Company's bank holding company reorganization, the Bank had in place the Community First Bank & Trust Stock Option Plan for organizers of the Bank and certain members of management and employees. In connection with the bank holding company reorganization, this plan was amended and replaced in its entirety by the Community First, Inc. Stock Option Plan in October 2002. There were 342,000 shares authorized by the Stock Option Plan in 2002. Additionally, the Community First, Inc. 2005 Stock Incentive Plan was approved at the stockholders meeting on April 26, 2005 authorizing shares of 450,000. The plans allow for the grant of options and other equity securities to key employees and directors. The exercise price for stock options is the market price at the date of grant. The organizer options vested ratably over three years and other non-qualified options vest ratably over four years. The employee options vest ratably from two to four years and the management options vest ratably over six years. All options expire within ten years from the date of grant. The Company has 347,559 authorized shares available for grant as of December 31, 2011. The Company recognized $69, $162, and $200 as compensation expense resulting from stock options and $0, $(2), and $30 as compensation expense resulting from restricted stock awards in 2011, 2010, and 2009, respectively. The total income tax benefit from non-qualified stock options was $0 in 2011, $126 in 2010, and $128 in 2009.

The fair value of each option is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The Company granted no new options in 2011.

The fair value of options granted was determined using the following weighted average assumptions at grant date.

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Risk-free interest rate | N/A | N/A | 1.86% |
| Expected option life | N/A | N/A | 7 years |
| Expected stock price volatility | N/A | N/A | 15.19% |
| Dividend yield | N/A | N/A | 0.96% |

(Dollar amounts in thousands, except per share data)

**NOTE 15 – STOCK BASED COMPENSATION** (Continued)

A summary of option activity under the Company's stock incentive plans for 2011 is presented in the following table:

| | Shares | Weighted Average Exercise Price/Share | Weighted Average Remaining Contractual Term in Years | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Options outstanding January 1, 2011 | 213,930 | $ 21.51 | | |
| Granted | - | - | | |
| Options exercised | - | - | | |
| Forfeited or expired | (94,380) | 20.26 | | |
| Options outstanding December 31, 2011 | 119,550 | $ 22.49 | 4.78 | $ n/a |
| Vested or expected to vest | 119,550 | $ 22.49 | 4.78 | $ n/a |
| Exercisable at December 31, 2011 | 104,568 | $ 22.52 | 4.37 | $ n/a |

Information related to the stock incentive plans during each year is as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Intrinsic value of options exercised | $ - | $ - | $ 744 |
| Cash received from option exercises | - | - | 14 |
| Tax benefit realized from option exercises | - | 126 | 128 |
| Weighted average fair value of options granted | - | - | 3.32 |

Tax benefit realized in 2010 and 2009 from option exercises was due to activity that occurred in prior years in which the Company did not have sufficient taxable income to recognize the benefit.

As of December 31, 2011, there was $17 of total unrecognized compensation cost related to nonvested stock options granted under the Company's stock incentive plans. The cost is expected to be recognized over a weighted average period of 1.00 years.

The Company has also issued shares of restricted stock under the stock incentive plans. Restricted stock is issued to certain officers on a discretionary basis. Compensation expense is recognized over the vesting period of the awards based on the fair value of the stock at issue date. The fair value of the stock was determined using the market price on the day of issuance. Restricted stock typically vests over a 2-3 year period. Vesting occurs ratably on the anniversary day of the issuance. At December 31, 2011, there was no unrecognized compensation cost nor any unvested shares of restricted stock.

*(Dollar amounts in thousands, except per share data)*

## NOTE 16 – EARNINGS (LOSS) PER SHARE

The two-class method is used in the calculation of basic and diluted earnings per share. Under the two-class method, earnings available to common shareholders for the period are allocated between common shareholders and participating securities according to dividends declared (or accumulated) and participation rights in undistributed earnings. The factors used in the earnings per share computation follow:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Basic | | | |
| Net loss | $ (15,052) | $ (18,206) | $ (9,572) |
| Less: Earnings allocated to preferred stock | (970) | (970) | (816) |
| Less: Accretion of preferred stock discount | (175) | (165) | (131) |
| Less: Undistributed (income) loss allocated to participating securities | - | - | 3 |
| Net earnings (loss) allocated to common stock | (16,197) | (19,341) | (10,516) |
| Weighted common shares outstanding including participating securities | 3,273,301 | 3,271,591 | 3,252,666 |
| Less: Participating securities | - | - | (998) |
| Weighted average shares | 3,273,301 | 3,271,591 | 3,251,668 |
| Basic earnings (loss) per share | $ (4.95) | $ (5.91) | $ (3.23) |

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Net earnings (loss) allocated to common stock | $ (16,197) | $ (19,341) | $ (10,516) |
| Weighted average shares | 3,273,301 | 3,271,591 | 3,251,668 |
| Add: Diluted effects of assumed exercises of stock options | - | - | - |
| Average shares and dilutive potential common shares | 3,273,301 | 3,271,591 | 3,251,668 |
| Dilutive earnings (loss) per share | $ (4.95) | $ (5.91) | $ (3.23) |

At years ended 2011, 2010, and 2009 there were 119,550, 213,930, and 215,930 antidilutive stock options, respectively. Due to the net loss for the periods ended December 31, 2011, 2010, and 2009 all outstanding stock options are antidilutive and are excluded from the diluted earnings (loss) per common share calculation.

*(Dollar amounts in thousands, except per share data)*

## NOTE 17 – LEASE REVENUE

The Bank built a branch at Carothers Parkway, located in Franklin, Tennessee, that was completed in 2006 at cost of $2,370. The Bank's principal leasing activities consist of 9,550 square feet of office space on the second and third floor of the Carothers Parkway Branch, representing approximately 46% of the branch, under five separate operating leases.

One lessee rents 1,650 square feet or approximately 8% of the branch. The lease term is for five years beginning October 2007 with a renewal term of 36 months upon written notice of 120 days prior to the expiration of the original term. Lessee has five such renewal options. The lease produced revenue totaling $36 recognized in 2011 and $35 recognized in 2010.

The second lessee rents 2,500 square feet or approximately 12% of the branch. The lease term is for five years beginning November 2009 with a renewal term of 36 months upon written notice of 120 days prior to the expiration of the original term. Lessee has five such renewal options. The lease produced revenue of $44 recognized in 2011 and $44 recognized in 2010.

The third lessee rents 1,600 square feet or approximately 8% of the branch. The lease is for a suite consisting of 1,600 square feet, with a lease term of 63 calendar months beginning in June of 2011 with one renewal option for an additional five years. The lease produced revenue of $17 in 2011.

The fourth lessee rents 2,200 square feet or approximately 11% of the branch. The lease term is for 62 calendar months beginning January 2011 with no provision for renewal. The lease produced revenue of $14 in 2011.

The fifth lessee rents 1,600 square feet or approximately 8% of the branch. The lease term is for 25 calendar months beginning November 2011 with no provision for renewal.

As discussed in Note 2, in February of 2012 the Bank agreed to sell the branch building at Carothers Parkway in the transaction with CapStar Bank. Upon completion of the sale, CapStar will become the lessor for each of the above leases.

Approximate minimum rental receipts for the noncancelable leases as of December 31, 2011 was as following, assuming that the branch will be sold on June 30, 2012:

| | |
|---|---|
| 2012 | 88 |
| | $ 88 |

(Dollar amounts in thousands, except per share data)

## NOTE 18 – INCOME TAXES

The components of income tax expense (benefit) are summarized as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Current | | | |
| Federal | $ - | $ - | $ (1,541) |
| State | - | - | - |
| Total current taxes | - | - | (1,541) |
| Deferred | | | |
| Federal | (5,582) | (3,694) | (2,030) |
| State | (1,236) | (1,125) | (1,043) |
| Total deferred taxes | (6,818) | (4,819) | (3,073) |
| Change in valuation allowance | 5,263 | 6,450 | 3,236 |
| Income tax expense (benefit) | $ (1,555) | $ 1,631 | $ (1,378) |

A reconciliation of actual income tax expense (benefit) in the financial statements to the expected tax benefit (computed by applying the statutory Federal income tax rate of 34% to income (loss) before income taxes) is as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Federal statutory rate times financial statement income (loss) before income taxes | $ (5,646) | $ (5,635) | $ (3,723) |
| Effect of: | | | |
| Goodwill impairment | - | 1,770 | - |
| Bank owned life insurance | (100) | (106) | (117) |
| Tax-exempt income | (156) | (143) | (112) |
| State income taxes, net of federal income effect | (816) | (743) | (689) |
| Expenses not deductible for U.S. income taxes | 29 | 22 | 36 |
| Compensation expense related to incentive stock options | 23 | 51 | 59 |

(Dollar amounts in thousands, except per share data)

**NOTE 18 - INCOME TAXES** (Continued)

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| General business tax credit | (158) | (66) | (66) |
| Change in valuation allowance | 5,263 | 6,450 | 3,236 |
| Other expense (benefit), net | 56 | 31 | (2) |
| Income tax (benefit) expense | $ (1,555) | $ 1,631 | $ (1,378) |

The tax effect of each type of temporary difference that gives rise to net deferred tax assets and liabilities is as follows:

| | 2011 | 2010 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for loan losses | $ 7,386 | $ 6,925 |
| Net operating loss carryforward | 8,714 | 2,624 |
| Deferred compensation | 432 | 297 |
| Tax credit carryforwards | 873 | 490 |
| Impairment of assets | - | 133 |
| Unrealized loss on securities | - | 667 |
| Prepaids | - | 461 |
| Intercompany dividend | 134 | - |
| Other | 602 | 1,145 |
| | 18,141 | 12,742 |
| Deferred tax liabilities: | | |
| Prepaids | $ (202) | $ - |
| Depreciation | (669) | (760) |
| Restricted equity securities dividends | (79) | (78) |
| Core deposit intangible | (594) | (685) |
| Intercompany dividend | (-) | (46) |
| Unrealized gain on securities | (887) | - |
| Other | (-) | (726) |
| | (2,431) | (2,295) |
| Valuation allowance | (15,710) | (10,447) |
| Balance at end of year | $ - | $ - |

Due to economic conditions and losses recognized during the past four years, the Company established a valuation allowance against materially all of its deferred tax assets. The Company intends to maintain this valuation allowance until it determines it is more likely than not that the asset can be realized through current and future taxable income. The Company has approximately $48,639 in net operating losses for state tax purposes that begin to expire in 2020 and $19,493 for federal tax purposes that begin to expire in 2029 to be utilized by future earnings.

(Dollar amounts in thousands, except per share data)

**NOTE 18 - INCOME TAXES** (Continued)

During 2011 and per ASC 740-20-45-7, the Company had losses in continuing operations and income from other comprehensive income, resulting in income tax benefit totaling $1,555. This benefit was recorded through current operations and reduced the Company's deferred tax valuation allowance.

The Company currently has no unrecognized tax benefits that, if recognized, would favorably affect the income tax rate in future periods. The Company does not expect any unrecognized tax benefits to significantly increase or decrease in the next twelve months. It is the Company's policy to recognize any interest accrued related to unrecognized tax benefits in interest expense, with any penalties recognized as operating expenses.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the state of Tennessee. The Company is no longer subject to examination by taxing authorities for tax years prior to 2008.

**NOTE 19 – LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES**

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance sheet risk was as follows at year end 2011 and 2010:

| | 2011 | | 2010 | |
|---|---|---|---|---|
| | Fixed Rate | Variable Rate | Fixed Rate | Variable Rate |
| Unused lines of credit | $ 2,082 | $ 26,279 | $ 48 | $ 41,172 |
| Letters of credit | - | 3,416 | - | 4,051 |
| Commitments to make loans | 1,045 | - | 4,006 | - |
| Loans sold with recourse | - | - | 36,703 | - |

These commitments are generally made for periods of one year or less. The fixed rate unused lines of credit have interest rates ranging from 2.90% to 9.50% and maturities ranging from 1 month to 15.25 years.

*(Dollar amounts in thousands, except per share data)*

## NOTE 20 - RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2011 were as follows:

| | |
|---|---|
| Beginning balance | $ 8,356 |
| New loans | 1,159 |
| Repayments | (646) |
| Ending balance | $ 8,869 |

Deposits from principal officers, directors, and their affiliates at year-end 2011 and 2010 were $3,675 and $3,849, respectively. Principal officers, directors, and their affiliates at year end 2011 and 2010 owned $700 of the $3,000 subordinated debentures due December 31, 2032. At December 31, 2011, the approved available unused lines of credit on related party loans were $1,467.

## NOTE 21 - REGULATORY MATTERS AND MANAGEMENT PLANS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept, renew or rollover brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year end 2011, the most recent regulatory notifications categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action.

As a result of the Company's deteriorating financial condition, during the fourth quarter of 2011, the Company was informed that the FRB would be proposing a formal agreement following an offsite examination of the Company that was completed during the third quarter of 2011. Management has not yet been informed as to the provisions of that expected agreement but we expect that it will, among other things, require the Company to achieve, and thereafter maintain, capital levels in excess of those required to be considered well capitalized.

*(Dollar amounts in thousands, except per share data)*

**NOTE 21 - REGULATORY MATTERS AND MANAGEMENT PLANS** (Continued)

On September 20, 2011, the Bank consented to the issuance of a consent order (the "Consent Order") by the Federal Deposit Insurance Corporation (the "FDIC"). The Consent Order replaces the memorandum of understanding ("MOU") that the Bank had entered into with the FDIC on October 19, 2010. Under the terms of the Consent Order, the Bank has agreed to, among other things, take the following actions:

- Establish, within 30 days after September 20, 2011, a board committee to oversee the Bank's compliance with the Consent Order;

- Make, within 30 days after September 20, 2011, provisions to its allowance for loan and lease losses (the "ALLL") in an amount equal to those loans required to be charged off by the Consent Order, and thereafter maintain a reasonable ALLL and quarterly have its board of directors review the adequacy of the ALLL;

- Review, within 30 days after September 20, 2011, the Bank's Consolidated Reports on Condition and Income filed with the FDIC after December 31, 2010, and amend such reports if necessary to accurately reflect the Bank's financial condition as of such dates;

- Use, within 30 days after September 20, 2011, Financial Accounting Standards Board Accounting Standards Codification Numbers 450 and 310 for determining the Bank's ALLL reserve adequacy;

- Retain, within 60 days after September 20, 2011, a bank consultant to develop, within 90 days after September 20, 2011, a written analysis and assessment of the Bank's management and staffing needs for the purpose of providing qualified management;

- Formulate and submit to the FDIC and the Tennessee Department of Financial Institutions (the "Department"), within 60 days after September 20, 2011, a written policy covering expense reimbursement to the Bank's directors, officers and employees, and while the Consent Order is in effect have the Board conduct monthly reviews of all expenses submitted for customer entertainment, business development and/or any other expense submitted by the Bank's officers and directors;

- Prepare and submit, within 120 days after September 20, 2011, to its supervisory authorities a budget and profit plan for calendar year 2012;

- On or before December 31, 2011 achieve, and thereafter, maintain the Bank's Tier 1 leverage capital ratio, Tier 1 risk-based capital ratio and Total risk-based capital ratios equal to or greater than 8.5%, 10.0% and 12.0%, respectively;

(Dollar amounts in thousands, except per share data)

**NOTE 21 - REGULATORY MATTERS AND MANAGEMENT PLANS** (Continued)

- If the Bank's capital ratios fall below the minimum levels set out in the previous bullet as of the date of any of the Bank's Reports on Condition and Income, submit within 30 days of receiving a request to do so, to the FDIC and the Department a capital plan to increase the Bank's capital to levels above these minimum levels; then initiate action within 30 days after the FDIC and the Department respond to the plan;

- Refrain from paying cash dividends to the Company without the prior written consent of the FDIC and the Department;

- Increase, within 30 days after September 20, 2011, the participation of the Bank's board of directors in the affairs of the Bank by assuming full responsibility for the approval of the Bank's policies and objectives and for the supervision of management, including all Bank activities;

- Develop, within 120 days after September 20, 2011, a strategic plan that addresses issues including plans for sustaining adequate liquidity, strategies for pricing policies and asset/liability management, goals for reducing problem loans, plans for attracting and retaining qualified individuals to fill vacancies in the lending and accounting functions, financial goals and formulation of a mission statement;

- Not extend, directly or indirectly, any additional credit to or for the benefit of any borrower whose extension of credit is classified "Doubtful" and/or "Substandard" by the FDIC or the Department unless the Bank's board of directors has signed a detailed written statement giving reasons why the failure to extend such credit would be detrimental to the Bank;

- Take, within 30 days after September 20, 2011, specific actions to eliminate all assets classified as "Loss" as of March 14, 2011, and, within 60 days of September 20, 2011 submit a written plan to reduce the level of assets classified "Doubtful" or "Substandard" with a balance in excess of $1,000,000, in each case as of March 14, 2011;

- Refrain from extending any additional credit to, or for the benefit of, any borrower who has a loan or other extension of credit from the Bank that has been charged off or classified in a certain specified manner and is uncollected;

- Take, within 120 days after September 20, 2011, specified actions to reduce concentrations of construction and development loans in the Bank's portfolio to not more than 100% of the Bank's Tier 1 capital and commercial real estate loans (other than owner-occupied commercial real estate loans) to not more than 300% of the Bank's Tier 1 capital;

- Take, within 60 days after September 20, 2011, specified action for the reduction and collection of delinquent loans;

*(Dollar amounts in thousands, except per share data)*

**NOTE 21 - REGULATORY MATTERS AND MANAGEMENT PLANS** (Continued)

- Eliminate, within 30 days after September 20, 2011, and/or correct all applicable violations of law and regulation as discussed in the Bank's most recent exam report and implement procedures to ensure future compliance with all applicable laws and regulations;

- Refrain from entering into any new line of business without the prior written consent of the FDIC while the Consent Order is in effect;

- Establish, within 30 days after September 20, 2011, a loan review committee (at least two-thirds of the members of which shall be independent directors) to periodically review the Bank's loan portfolio and identify and categorize problem credits;

- Review, within 90 days after September 20, 2011, and annually thereafter, the Bank's loan policy and procedures for effectiveness; and

- Furnish, within 30 days following the end of each calendar quarter, quarterly progress reports to the banking regulators.

As a result of entering into the Consent Order, the Bank is subject to additional limitations on its operations including a prohibition on rolling over, or renewing brokered deposits, which could adversely affect the Bank's liquidity and/or operating results. The existence of the Consent Order also limit the Bank from paying deposit rates above national rate caps published weekly by the FDIC, unless the Bank is determined to be operating in a high-rate market area. On December 1, 2011, the Bank received notification from the FDIC that it is operating in a high-rate environment, which allows the Bank to pay rates higher than the national rate caps, but continues to limit the Bank to rates that do not exceed the prevailing rate in the Bank's market by more than 75 basis points. The Bank is also limited, as a result of its condition, in its ability to pay severance payments to its employees and must receive the consent of the FDIC and the Department to appoint new officers or directors.

The Consent Order includes time frames to implement the foregoing and on-going compliance requirements for the Bank, including quarterly progress reports to its regulators. At December 31, 2011, the Bank's regulatory capital ratios did not meet the regulatory capital ratios proscribed by the Consent Order. In accordance with the terms of the Consent Order, management has prepared and submitted a capital plan with the objective of attaining the capital ratios required by the agreement. In addition to the capital plan, all other plans required by the Consent Order have been submitted to and approved by the FDIC.

At the request of the FRB, the board of directors of the Company, on January 18, 2011, adopted a board resolution agreeing that the Company would not incur additional debt, pay common or preferred dividends, or redeem treasury stock without approval from the FRB. The Company requested permission to make dividend payments on its Preferred Stock and interest payments on its subordinated debt that were scheduled for the first quarter of 2011. The FRB granted permission to pay the preferred dividends that were due on February 15, 2011, but denied permission to make interest payments on the Company's subordinated debt. As a result of the

*(Dollar amounts in thousands, except per share data)*

**NOTE 21 - REGULATORY MATTERS AND MANAGEMENT PLANS** (Continued)

FRB's decision, the Company was required to begin the deferral of interest payments on each of its three subordinated debentures during the first quarter of 2011. The Company has the right to defer the payment of interest on the subordinated debentures at any time, for a period not to exceed 20 consecutive quarters. During the period in which it is deferring the payment of interest on its subordinated debentures, the Company may not pay any dividends on its common or preferred stock and the Company's subsidiaries may not pay dividends on the subsidiaries' common or preferred stock owned by entities other than the Company and its subsidiaries. Accordingly, the Company was required to suspend dividend payments on the Preferred Stock beginning in the second quarter of 2011. At December 31, 2011, the Company has $1,497 of interest accrued for which payment is being deferred. In addition, the Company has accumulated $847 in deferred dividends on Preferred Stock. The Company's subsidiary Community First Properties, Inc. suspended the payment of dividends on its preferred stock beginning with the dividend payment due on December 31, 2011. At December 31, 2011, Community First Properties, Inc. has $8 of preferred stock dividends accrued for which payment is being deferred.

As a result of its losses in 2011, and 2010, the Bank is prohibited under applicable Tennessee law from declaring dividends without prior approval from the Department. The terms of the Consent Order with the FDIC also prohibit the Bank from paying dividends to the Company without prior approval from the FDIC and the Department. The Company is also restricted in the types and amounts of dividends that can be paid because of its participation in the CPP as described in Note 11 and as a result of the board resolution it adopted at the request of the FRB prohibiting the Company from paying interest or dividends without the FRB's prior approval.

The board resolution with the FRB prohibits the Company from, among other things, paying interest on its subordinated debentures and dividends on its common and preferred stock without the prior approval of the FRB. The board resolution does not establish any specific capital ratios that must be attained by the Company. During the fourth quarter of 2011, the Company was informed that the FRB would be proposing a formal agreement following an offsite examination of the Company that was completed during the third quarter of 2011. Management has not yet been informed as to the provisions of that expected agreement but management expects that it will require, among other things, the Company to achieve, and thereafter maintain, capital levels in excess of those required to be considered well capitalized and prohibit the payment of dividends on the Company's Preferred Stock or interest on its subordinated debentures, without, in each case, the prior approval of the FRB.

The Company's principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above.

(Dollar amounts in thousands, except per share data)

## NOTE 21 - REGULATORY MATTERS AND MANAGEMENT PLANS (Continued)

The Company's and its subsidiary Bank's capital amounts and ratios at December 31, 2011 and 2010, were as follows:

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Regulatory Provisions | | Required by terms of Consent Order with FDIC | |
|---|---|---|---|---|---|---|---|---|
| **2011** | Amount | Ratio | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| Total Capital to risk weighted assets | | | | | | | | |
| Community First Bank & Trust | $ 36,229 | 8.51% | $ 34,044 | 8.00% | $ 42,555 | 10.00% | $ 51,066 | 12.00% |
| Consolidated | 20,662 | 4.85% | 34,102 | 8.00% | 42,627 | 10.00% | N/A | N/A |
| Tier I to risk weighted assets | | | | | | | | |
| Community First Bank & Trust | $ 30,734 | 7.22% | $ 17,022 | 4.00% | $ 25,533 | 6.00% | $ 42,555 | 10.00% |
| Consolidated | 10,105 | 2.37% | 17,051 | 4.00% | 25,576 | 6.00% | N/A | N/A |
| Tier I to average assets | | | | | | | | |
| Community First Bank & Trust | $30,734 | 4.92% | $ 25,011 | 4.00% | $ 31,263 | 5.00% | $53,147 | 8.50% |
| Consolidated | 10,105 | 1.61% | 25,072 | 4.00% | N/A | N/A | N/A | N/A |

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Prompt Corrective Action Provisions | | Required by terms of Consent Order with FDIC | |
|---|---|---|---|---|---|---|---|---|
| **2010** | | | | | | | | |
| Total Capital to risk weighted assets | | | | | | | | |
| Community First Bank & Trust | $ 50,066 | 10.14% | $ 39,508 | 8.00% | $ 49,385 | 10.00% | N/A | N/A |
| Consolidated | 50,066 | 10.57% | 39,583 | 8.00% | N/A | N/A | N/A | N/A |
| Tier I to risk weighted assets | | | | | | | | |
| Community First Bank & Trust | $ 43,745 | 8.86% | $ 19,754 | 4.00% | $ 29,631 | 6.00% | N/A | N/A |
| Consolidated | 31,123 | 6.30% | 19,770 | 4.00% | N/A | N/A | N/A | N/A |
| Tier I to average assets | | | | | | | | |
| Community First Bank & Trust | $43,745 | 6.44% | $ 27,159 | 4.00% | $ 33,949 | 5.00% | N/A | N/A |
| Consolidated | 31,123 | 4.57% | 27,259 | 4.00% | N/A | N/A | N/A | N/A |

The Bank's capital levels as of December 31, 2011 were below those that the Bank agreed to achieve by that date under the terms of the Consent Order. Based on December 31, 2011 levels of average assets and risk-weighted assets, the required amount of additional Tier 1 capital necessary to meet the requirements of the Consent Order was approximately $22,413 which would also satisfy the total capital requirement. The Company's capital levels at December 31, 2011 were below those required to be considered well capitalized under applicable regulations.

*(Dollar amounts in thousands, except per share data)*

## NOTE 21 - REGULATORY MATTERS AND MANAGEMENT PLANS (Continued)

Management's Plans

The Company is currently considering the options available to increase capital levels at the Company and the Bank, including the sale of common or preferred stock of the Company or the sale of certain branch locations or other assets, or alternatively the sale of the Company. Management's plans include finalizing the pending branch sales, described in Note 2, and if consummated, will improve the Bank's capital levels. However, the consummation of the pending branch sales may not increase the Bank's capital levels to those required to be maintained by the Bank in the Consent Order. As a result, and because the Company does not have cash available to contribute to the Bank in an amount sufficient to enable the Bank to achieve the capital levels it committed to maintain in the Consent Order, management will continue to seek additional alternatives beyond the branch sales described in Note 2 (including the issuance of common stock) to raise capital in order to assist the Bank in meeting its required capital levels. Any sale of the Company's common stock would likely be at a price that would result in substantial dilution in ownership for the Company's existing common shareholders and could result in a change in control of the Company. Continued failure to comply with the terms of the Consent Order may result in additional adverse regulatory action.

## NOTE 22 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of the Company follows:

**CONDENSED BALANCE SHEET**
**December 31**

| | 2011 | 2010 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 2,228 | $ 1,242 |
| Time deposits in other financial institutions | - | 1,653 |
| Investment in banking subsidiary | 33,117 | 43,612 |
| Other assets | 764 | 373 |
| Total assets | $ 36,109 | $ 46,880 |
| **Liabilities and shareholders' equity** | | |
| Subordinated debentures | $ 23,000 | $ 23,000 |
| Other liabilities | 3,534 | 1,119 |
| Total liabilities | 26,534 | 24,119 |
| Shareholders' equity | 9,575 | 22,761 |
| Total liabilities and shareholders' equity | $ 36,109 | $ 46,880 |

*(Dollar amounts in thousands, except per share data)*

**NOTE 22 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION** (Continued)

**CONDENSED STATEMENTS OF OPERATIONS**
**Years Ended December 31**

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Interest income | $ 14 | $ 34 | $ 72 |
| Total income | 14 | 34 | 72 |
| Interest expense | 1,399 | 1,400 | 1,511 |
| Other expenses | 418 | 486 | 660 |
| Total expenses | 1,817 | 1,886 | 2,171 |
| Losses before income tax and undistributed subsidiary income (loss) | (1,803) | (1,852) | (2,099) |
| Income tax expense (benefit) | - | 533 | (344) |
| Equity in undistributed income (loss) of subsidiary | (13,249) | (15,821) | (7,817) |
| Net loss | $ (15,052) | $ (18,206) | $ (9,572) |
| Preferred stock dividends | (970) | (970) | (816) |
| Accretion of preferred stock discount | (175) | (165) | (131) |
| Net loss allocated to common shareholders | $ (16,197) | $ (19,341) | $(10,519) |

**CONDENSED STATEMENTS OF CASH FLOWS**
**Years Ended December 31**

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Cash flows from operating activities | | | |
| Net loss | $ (15,052) | $ (18,206) | $ (9,572) |
| Adjustments to reconcile net income to net cash from operating activities: | | | |
| Equity in undistributed (income) loss of subsidiary | 13,249 | 15,821 | 7,817 |
| Compensation expense under stock based compensation | 69 | 160 | 230 |
| Tax benefit on exercise of stock options | - | (126) | (128) |
| Change in other, net | 1,299 | 1,349 | 801 |
| Net cash from operating activities | (435) | (1,002) | (852) |
| Cash flows from investing activities | | | |
| Investments in and advances to bank subsidiary | - | - | (9,000) |
| Net change in time deposits in other financial institutions | 1,653 | 339 | (1,992) |
| Net cash from investing activities | 1,653 | 339 | (10,992) |

(Dollar amounts in thousands, except per share data)

## NOTE 22 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
(Continued)

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Cash flows from financing activities | | | |
| Proceeds from issuance of common stock | 11 | 145 | 24 |
| Proceeds from stock option exercises | - | - | 14 |
| Tax benefit on exercise of stock options | - | 126 | 128 |
| Cash paid for common stock dividends | - | - | (121) |
| Repayment of other borrowed money | - | - | (4,835) |
| Proceeds from issuance of Preferred Stock, net of issuance costs | - | - | 17,702 |
| Cash paid for Preferred Stock dividends | (243) | (971) | (695) |
| Net cash from financing activities | (232) | (830) | 12,217 |
| Net change in cash and cash equivalents | 986 | (1,493) | 373 |
| Beginning cash and cash equivalents | 1,242 | 2,735 | 2,362 |
| Ending cash and cash equivalents | $ 2,228 | $ 1,242 | $ 2,735 |
| Supplemental disclosures: | | | |
| Issuance of common stock through dividend reinvestment | $ - | $ - | $ 47 |
| Cash paid during year for interest | - | 1,400 | 1,532 |
| Dividends declared not paid | 847 | 120 | 121 |

*(Dollar amounts in thousands, except per share data)*

## NOTE 23 – QUARTERLY FINANCIAL DATA (UNAUDITED)

| | Interest Income | Net Interest Income | Net Income (loss) | Earnings (loss) Per Share Basic | Earnings (loss) Per Share Diluted |
|---|---|---|---|---|---|
| 2011 | | | | | |
| First quarter | $ 7,746 | $5,206 | $ (469) | $ (0.23) | $ (0.23) |
| Second quarter | 7,306 | 4,984 | (4,396) | (1.43) | (1.43) |
| Third quarter | 6,875 | 4,638 | (3,757) | (1.24) | (1.24) |
| Fourth quarter | 6,759 | 4,770 | (6,430) | (2.05) | (2.05) |
| 2010 | | | | | |
| First quarter | $ 8,424 | $5,038 | $ 307 | $ 0.01 | $ 0.01 |
| Second quarter | 8,338 | 5,387 | (960) | (0.38) | (0.38) |
| Third quarter | 8,210 | 5,329 | (443) | (0.22) | (0.22) |
| Fourth quarter | 7,953 | 5,250 | (17,110) | (5.32) | (5.32) |

The fourth quarter 2011 net loss was primarily due the result of an increase in provision for loan losses of $4,994 and losses on other repossessed assets of $1,025. $1,375 of the increase in provision for loan losses and all of the loss on other repossessed assets is related to one lending relationship.

The fourth quarter 2010 net loss of $17,110 was primarily the result of an increase in provision for loan losses of $10,141, goodwill impairment charges of $5,204, and increase in tax expense of $1,316.

## SELECTED FINANCIAL DATA (Dollars in thousands, except per share data)

The following selected financial data for the five years ended December 31, 2011, was derived from our consolidated financial statements and the related notes thereto. This data should be read in conjunction with our audited consolidated financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

| | 2011 | 2010 | 2009 | 2008 | 2007(1) |
|---|---|---|---|---|---|
| **INCOME STATEMENT DATA:** | | | | | |
| Interest income | $ 28,686 | $ 32,925 | $ 35,258 | $ 38,251 | $ 35,369 |
| Interest expense | 9,088 | 11,921 | 17,524 | 20,976 | 20,606 |
| Net interest income | 19,598 | 21,004 | 17,734 | 17,275 | 14,763 |
| Provision for loan losses | 13,029 | 14,434 | 10,921 | 5,528 | 1,259 |
| Noninterest income | 3,353 | 4,663 | 5,316 | 4,503 | 3,697 |
| Noninterest expense | 26,529 | 27,808 | 23,079 | 19,023 | 13,997 |
| Net income (loss) | (15,052) | (18,206) | (9,572) | (1,290) | 2,380 |
| Net income(loss) allocated to common shareholders | (16,197) | (19,341) | (10,519) | (1,290) | 2,380 |
| **BALANCE SHEET DATA:** | | | | | |
| Total assets | $ 616,773 | $ 667,380 | $ 701,191 | $ 715,326 | $ 636,062 |
| Total securities | 63,660 | 63,482 | 75,972 | 76,497 | 80,933 |
| Total loans, net | 361,650 | 488,807 | 527,406 | 561,132 | 484,522 |
| Allowance for loan losses | (19,546) | (18,167) | (13,347) | (8,981) | (6,086) |
| Total deposits | 555,037 | 595,069 | 606,196 | 599,318 | 559,303 |
| FHLB advances | 16,000 | 16,000 | 17,000 | 32,000 | 11,000 |
| Subordinated debentures | 23,000 | 23,000 | 23,000 | 23,000 | 23,000 |
| Total shareholders' equity | 9,575 | 22,761 | 43,645 | 36,035 | 37,173 |
| **PER COMMON SHARE DATA:** | | | | | |
| Earnings (loss) per share - basic | $ (4.95) | $ (5.91) | $(3.23) | $(0.40) | $ 0.75 |
| Earnings (loss) per share-diluted | (4.95) | (5.91) | (3.23) | (0.40) | 0.72 |
| Cash dividend declared and paid | - | - | 0.05 | 0.10 | 0.22 |
| Book value | (2.66) | 1.42 | 7.86 | 11.23 | 11.72 |
| **PERFORMANCE RATIOS:** | | | | | |
| Return on average assets | (2.35%) | (2.65%) | (1.33%) | (0.20%) | 0.47% |
| Return on average equity | (83.21%) | (41.69%) | (19.96%) | (3.45%) | 6.77% |
| Net interest margin (2) | 3.20% | 3.34% | 2.68% | 2.81% | 3.14% |
| **ASSET QUALITY RATIOS:** | | | | | |
| Nonperforming loans to total loans | 10.96% | 10.50% | 5.39% | 0.59% | 0.56% |
| Net loan charge offs to average loans | 2.17% | 1.85% | 1.17% | 0.49% | 0.04% |
| Allowance for loan losses to total loans | 5.13% | 3.58% | 2.47% | 1.58% | 1.24% |
| **CAPITAL RATIOS:** | | | | | |
| Leverage ratio (3) | 1.61% | 4.57% | 7.26% | 6.00% | 6.76% |
| Tier 1 risk-based capital ratio | 2.37% | 6.30% | 9.25% | 6.72% | 7.87% |
| Total risk-based capital ratio | 4.85% | 10.57% | 12.06% | 9.81% | 10.97% |

(1) Includes the operations of First National from October 27, 2007, the date the Company acquired all of the outstanding common stock of that bank.
(2) Net interest margin is the result of net interest income for the period divided by average interest earning assets.
(3) Leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

## OVERVIEW

(Dollars in thousands, except per share data)

The following is a discussion of our financial condition at December 31, 2011 and December 31, 2010, and our results of operations for the three year period ended December 31, 2011. The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from the annual audited consolidated financial statements. You should read the following discussion and analysis along with our consolidated financial statements and the related notes included elsewhere herein.

## FORWARD-LOOKING STATEMENTS

Certain of the statements made herein, including information incorporated herein by reference to other documents, are "forward-looking statements" within the meaning and subject to the protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target," and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation, those described under "Item 1A. Risk Factors" in our Annual Report on Form 10-K and the following:

- deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses;

- greater than anticipated deterioration or lack of sustained growth in the national or local economies including the Nashville-Davidson-Murfreesboro-Franklin MSA;

- our potential growth, including our entrance or expansion into new markets, and the need for sufficient capital to support that growth;

- governmental monetary and fiscal policies, as well as legislative and regulatory changes, including changes in banking, securities and tax laws and regulations, including those resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act ("the Dodd-Frank Act");

- the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;

- continuation of the historically low short-term interest rate environment;

- rapid fluctuations or unanticipated changes in interest rates;
- failure to maintain capital levels above levels required by federal banking regulations or commitments or agreements the Company or the Bank makes with its regulators;
- any activity that would cause the Company to conclude that there was impairment of any asset, including other intangible assets;
- the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, and insurance services;
- the failure of assumptions underlying the establishment of valuation allowances for probable loan losses and other estimates;
- further deterioration in the valuation of other real estate owned;
- changes in accounting policies, rules and practices;
- the impact of governmental restrictions on entities participating in the CPP;
- changes in technology or products that may be more difficult, or costly, or less effective, than anticipated;
- the effects of war or other conflict, acts of terrorism or other catastrophic events that may affect general economic conditions; and
- other circumstances, many of which may be beyond our control.

All written or oral forward-looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made.

**General**

Community First, Inc., (the "Company") is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and became so upon the acquisition of all the voting shares of Community First Bank & Trust on August 30, 2002. We were incorporated under the laws of the State of Tennessee as a Tennessee corporation on April 9, 2002, and conduct substantially all of our activities through and derive substantially all of our income from our wholly-owned bank subsidiary, Community First Bank & Trust, a Tennessee chartered bank (the "Bank").

The Bank commenced business on May 18, 1999, as a Tennessee-chartered commercial bank whose deposits are insured by the Federal Deposit Insurance Corporation's Deposit Insurance Fund. The Bank is regulated by the Tennessee Department of Financial Institutions (the "Department") and the Federal Deposit Insurance Corporation ("FDIC"). This report has not been reviewed, or confirmed for accuracy or relevance, by the FDIC.

The Company conducts banking activities from a main office and three branch offices in Columbia, Tennessee, one branch office in Mount Pleasant, Tennessee, one branch office in Thompson's Station, Tennessee, one branch office in Centerville, Tennessee, one branch office in Lyles, Tennessee, one branch office in Franklin, Tennessee, and one branch office in Murfreesboro, Tennessee. The Company also operates six automated teller machines ("ATMs") in Maury County, two ATMs in Williamson County, one ATM in Rutherford County, and two ATMs in Hickman County, Tennessee.

On December 28, 2011, the Bank entered into a Purchase and Assumption Agreement with Southern Community Bank ("Southern Community"), pursuant to which the Bank agreed to sell certain of its loans and deposits of its Murfreesboro, Tennessee branch location to Southern Community. This transaction is expected to close on March 30, 2012. On February 9, 2012, the Bank entered into a Purchase and Assumption Agreement with CapStar Bank, pursuant to which the Bank agreed to sell certain of its loans and deposits of its Franklin, Tennessee branch location to CapStar Bank. This transaction is expected to close in the second quarter of 2012. Information regarding the pending sale of these branches is discussed in detail in Note 2 to the Financial Statements.

The Company's and its subsidiaries' principal business is to accept demand, savings and time deposits from the general public and to make residential mortgage, commercial, construction, and consumer loans. The Company's results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans and investments, and the interest expense incurred on interest bearing liabilities, such as deposits, subordinated debentures, and other borrowings. The Company also generates noninterest income, including service charges on deposit accounts, mortgage lending income, investment service income, earnings on bank owned life insurance ("BOLI"), and other charges, and fees. The Company's noninterest expense consists primarily of employee compensation and benefits, net occupancy and equipment expense, expenses associated with the Bank's portfolio of other real estate owned and other operating expenses. The Company's results of operations are significantly affected by its provision for loan losses and its provision for income taxes. The following discussion provides a summary of the Company's operations for the past three years and should be read in conjunction with the consolidated financial statements and related notes presented elsewhere in this report.

## Critical Accounting Estimates

The accounting principles we follow and our methods of applying these principles conform with the accounting principles generally accepted in the United States of America and with general practices within the banking industry. In connection with the application of those principles, we have made judgments and estimates which, in the case of the determination of our allowance for loan losses, fair value of financial instruments, including securities and other real estate owned, other-than-temporary impairment of securities, goodwill and other intangibles, retirement plans and income taxes have been critical to the determination of our financial position, results of operations and cash flows.

Securities: Debt securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment ("OTTI") on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Commercial and commercial real estate loans over $25 are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan's effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

The general component covers non-impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent three years. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The following loan portfolio segments have been identified with a discussion of the risk characteristics of these portfolio segments: real estate construction; 1-4 family residential; commercial real estate; other real estate secured; commercial, financial, and agricultural; consumer; tax exempt; and other loans.

<u>Other Real Estate Owned:</u> Real estate assets acquired through or instead of loan foreclosure are reported as other real estate owned and initially recorded at the lower of cost or fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

<u>Goodwill and Other Intangible Assets</u>: Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from the Company's acquisition of the First National Bank of Centerville, in Centerville, Tennessee ("First National"). These assets are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives, which was determined to be 15 years.

<u>Retirement Plans:</u> Supplemental employee retirement plan ("SERP") expense is the net of service and interest cost. Employee 401(k) and profit sharing plan expense is the amount of matching contributions. The Company has matched 100% of the first 3% and 50% of the next 2% the employee contributes to their 401(k) annually.

<u>Income Taxes</u>: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the

expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

## ANALYSIS OF RESULTS OF OPERATION

The Company had a net loss of $15,052 for the year ended December 31, 2011, compared to the net loss of $18,206 for 2010. Net loss in 2009 was $9,572. Pretax loss increased from $16,575 in 2010 to $16,607 in 2011. Pretax loss in 2009 was $10,950. Non-interest expense decreased in 2011 compared to 2010 primarily due to a reduction in salaries and employee benefits. Total income tax benefit in 2011 was $1,555 compared to tax expense of $1,631 in 2010.

### Net Interest Income

Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest-bearing liabilities and is the most significant component of the Company's earnings.

### 2011 compared to 2010

Net interest income before the provision for loan losses was $19,598 in 2011, a decrease of $1,406 or 6.7% from $21,004 in 2010. The decrease in net interest income is primarily due to a decrease in loan interest income. The decrease in interest income was somewhat offset by a decrease in interest expense. Loan interest income decreased by 12.5% while deposit interest expense decreased 28.0% during 2011.

Total interest income on loans was $26,308 in 2011, a decrease of $3,755 or 12.5% from $30,063 in 2010. The decrease was primarily due to the decrease in the average balance of loans during 2011 compared to 2010. The decrease was also impacted by continued high levels of nonaccrual loans in the portfolio. The decrease in average balance of loans reflects the reduction in loan demand that began during the second half of 2010 and continued throughout 2011. Management anticipates that the Bank's market will continue to experience very weak loan demand during 2012, which together with the sale of certain loans originated at the Bank's Murfreesboro and Franklin, Tennessee branch locations that the Bank is in the process of selling, will lead to further reductions in the average balance of loans during 2012.

Interest income on taxable securities was $1,598 in 2011, a decrease of $563 or 26.1% from $2,161 in 2010 despite higher average balances of investment securities in 2011. The decrease is primarily due to a decrease in the average rate earned on taxable securities during 2011 compared to 2010. The average rate earned on taxable securities during 2011 was 3.17% compared to 3.96% in 2010.

Interest income on tax exempt securities was $459, an increase of $45 or 10.9% from $414 in 2010. The increase in income is due to an increase in the average balance of tax exempt securities during 2011 compared to 2010, offset by a decrease in the average rate earned. The average rate earned on tax exempt securities was 3.44% in 2011 compared to 3.59% in 2010.

Overall yield on the Bank's securities portfolio decreased during 2011, primarily due to the very low rates that are available for securities that meet the Bank's investment quality requirements. During 2011, several of the Bank's highest-yield securities were called, forcing the Bank to reinvest in new securities at lower rates. Management anticipates that this trend will continue, with rates available for new securities purchases continuing to be low in 2012, which will likely result in further reductions in the average rate earned on securities during 2012. This coupled with the declining loan balances in 2012 and the fact that investment securities we expected to constitute a larger percentage of interest earning assets in 2012 will cause downward pressure on the Company's interest income in 2012.

Total interest income on federal funds sold and other was $321 in 2011, an increase of $34 or 11.8% from $287 in 2010. The increase is due to a significant increase in the average balance of federal funds sold and other during 2011 compared to 2010. The increase in average balance is primarily due to loan payoffs outpacing decreases in deposits, resulting in the Bank carrying cash balances larger than it typically would if market conditions provided stronger investment options. Management works to position the Bank's cash into interest bearing facilities that will maximize the return while considering the Bank's liquidity needs. The majority of the Bank's cash is left on deposit with the Federal Reserve Bank, which earns interest at the Federal Funds rate, which was 0.25% during 2011. The Bank has also been able to utilize interest bearing money market accounts in other financial institutions to achieve a higher return, though deposits in other banks are limited by the Bank's correspondent concentration policy.

Total interest expense was $9,088 in 2011, a decrease of $2,833 or 23.8% from $11,921 in 2010. The decrease was primarily due to the decrease in the average rate paid on deposits during 2011 compared to 2010.

Total interest expense on deposits was $7,082 in 2011, a decrease of $2,752 or 28.0% from $9,834 in 2010. The average rate paid on deposits was 1.34% in 2011 compared to 1.81% in 2010. The decrease in rate is due to continued decreases in market rates in the Bank's market area. During 2010 and to a lesser extent in 2011, management was successful at reducing rates for various deposit products while growing the Bank's core deposit base and reducing reliance on wholesale funding sources. This success was possible due to historically low rates combined with excess liquidity in the Bank's market area. Management anticipates that rates will remain low throughout 2012, which should provide for additional opportunities to reprice longer-term deposits at lower market rates. We expect that this will allow for some modest reductions in deposit cost of funds during 2012, however changes in market conditions and other factors could prevent that from occurring. Management also anticipates further reduction in deposit cost of funds as a result of the branch divestitures. The two branches being held for sale are located in the portion of the Bank's market area with the highest deposit rates.

Total interest expense on FHLB advances and federal funds purchased was $375 in 2011, a decrease of $81 or 17.8% from $456 in 2010. The decrease is due to the maturity of one FHLB advance during 2010 that was not renewed or replaced.

Other interest expense is comprised of interest paid on the Company's subordinated debentures and repurchase agreement. The majority of the facilities in this category are at a fixed rate, which resulted in no change in other interest expense in 2011 from 2010.

Net interest margin was 3.20% in 2011, a decrease of 14 basis points ("bps") from 3.34% in 2010. The decrease in net interest margin is primarily due to the decrease in the average balance of loans during 2011 and a decrease in the average rate earned on loans in the portfolio. The average rate earned on loans during 2011 was 5.41% compared to 5.69% in 2010. The decrease in loan interest income was somewhat offset by decreases in deposit interest expense. The average rate paid on deposit accounts was 1.34% in 2011 compared to 1.81% in 2010. Management anticipates that there will not be a significant fluctuation in net interest margin in 2012, unless market rates begin to increase, which would decrease net interest margin until market rates increase to the point that loans in the portfolio that are currently at their floor rate begin to increase. If the Bank encounters additional increases in nonaccrual loans or experiences larger than expected decreases in gross loans, net interest margin could be negatively impacted.

**2010 compared to 2009**

Net interest income before the provision for loan losses for 2010 increased $3,270, or 18.4%, to $21,004 compared to $17,734 in 2009. The increase was primarily due to decreases in the Bank's cost of funds for deposit liabilities, partially offset by decreases in securities and loan interest income.

Net interest margin was 3.34% in 2010 compared to 2.68% in 2009 and 2.81% in 2008. The increase in net interest margin in 2010 was primarily due to the decrease in deposit interest expense.

Total interest income in 2010 was $32,925, a decrease of $2,333 or 6.6% from $35,258 in 2009. The factors causing the decrease are discussed below.

Interest and fee income on loans in 2010 was $30,063, a decrease of $1,313, or 4.1%, from 2009. The decrease in interest income is primarily due to the decrease in gross loans. The decrease was also impacted by the increase in nonaccrual loans in 2010 compared to 2009. The average rate earned on loans was 5.69% in 2010 compared to 5.60% in 2009. The average balance of loans outstanding decreased during 2010 primarily due to payments in excess of loan originations, charge offs and transfers to other real estate. The Bank further tightened its lending standards during 2010, which when combined with weaker loan demand, resulted in fewer new loan originations during 2010.

Interest income on taxable securities was $2,161 in 2010, a decrease of $1,111 or 34.0% compared to $3,272 in 2009. The decrease is primarily due to the decrease in the average balance of taxable securities, which was $54,564 in 2010 compared to $70,975 in 2009. The decrease in interest income on taxable securities was further impacted by a decrease in the average rate earned for taxable securities, which was 3.96% in 2010 compared to 4.52% in 2009. The decrease in both average balance and average rate earned is due to the sale of particular securities from the portfolio in an effort to reduce the risk of extended repayment periods as a result of current market rates associated with mortgage backed securities. A portion of the proceeds from the sale were reinvested in tax exempt municipal securities and securities issued by U.S. Government sponsored entities ("GSE"). The replacement municipal and GSE securities bear a lower rate of interest than those that were sold due to the current market rates. The Bank recorded a gain on sale of securities of $522 in 2010 as a result of the transactions.

Interest income on tax-exempt securities was $414, an increase of $100 or 31.8% from $314 in 2009. The average rate earned on tax-exempt securities was 3.59% in 2010 compared to 3.75% in 2009. The increase in income is due to an increase in the average balance of tax-exempt securities, which was $11,541 in 2010 compared to $8,383 in 2009, partially offset by a decrease in the average rate earned. The increase in average balance of tax-exempt securities was due to the Bank purchasing additional tax-exempt securities as replacement for some of the taxable securities that were sold during the year.

Interest income on federal funds sold and other was $287 in 2010, a decrease of $9 or 3.0% from $296 in 2009.

Total interest expense in 2010 was $11,921, a decrease of $5,603 or 32.0% from $17,524 in 2009. The factors driving the decrease in interest expense are discussed below.

Interest expense on deposits was $9,834 in 2010, a decrease of $5,249 or 34.8% from $15,083 in 2009. The decrease in expense is primarily due to repricing of time deposits during 2010 at market rates that are lower than the rates paid for time deposits in 2009. The average cost of funds for interest bearing deposits in 2010 was 1.81% compared to 2.66% in 2009. The average cost of funds decreased for all categories of deposits, with the most significant decline being in other time deposits. The average cost of funds for other time deposits was 2.11% in 2010 compared to 3.15% in 2009.

Interest expense on FHLB advances and federal funds purchased was $456 in 2010, a decrease of $243 or 34.8% from $699 in 2009. The decrease in expense is primarily due to the decrease in the average balance of FHLB advances outstanding during 2010, which was $17,592 compared to $22,471 in 2009. The decrease in expense was further impacted by a decrease in the average rate paid for FHLB advances in 2010 compared to 2009. The average rate in 2010 was 2.59% compared to 3.07% in 2009.

Other interest expense is comprised of the Company's subordinated debentures and repurchase agreement. Other interest expense was $1,631 in 2010, a decrease of $111 or 6.4% from $1,742 in 2009. The majority of the expense is related to the Company's subordinated debentures. The largest issuance of subordinated debentures is a fixed rate debenture, which prevented the average rate paid for subordinated debentures from declining during 2010 as dramatically as the average rates for other funding sources. The average rate paid for subordinated debentures in 2010 was 6.09% compared to 6.42% in 2009. The Company's repurchase agreement is a fixed rate agreement, which resulted in no change in expense or average rate for 2010 compared to 2009.

## Average Balance Sheets, Net Interest Income

*Changes in Interest Income and Interest Expense*

The following table shows the average daily balances of each principal category of our assets, liabilities and stockholders' equity and an analysis of net interest income for each of the three years ended December 31, 2011.

| | 2011 | | | 2010 | | | 2009 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average Balance | Interest Rate | Revenue/ Expense | Average Balance | Interest Rate | Revenue/ Expense | Average Balance | Interest Rate | Revenue/ Expense |
| Gross loans (1 and 2) | $486,342 | 5.41% | $26,308 | $ 528,584 | 5.69% | $30,063 | $ 560,423 | 5.60% | $ 31,376 |
| Taxable securities available for sale (3) | 50,485 | 3.17% | 1,598 | 54,564 | 3.96% | 2,161 | 70,975 | 4.52% | 3,272 |
| Tax exempt securities available for sale (3) | 13,355 | 3.44% | 459 | 11,541 | 3.59% | 414 | 8,383 | 3.75% | 314 |
| Federal funds sold and other | 61,567 | 0.52% | 321 | 34,222 | 0.84% | 287 | 22,293 | 1.33% | 296 |
| Total interest earning assets | 611,749 | 4.69% | 28,686 | 628,911 | 5.24% | 32,925 | 662,074 | 5.33% | 35,258 |
| Cash and due from banks | 9,187 | | | 9,675 | | | 11,912 | | |
| Other nonearning assets | 37,743 | | | 61,589 | | | 54,513 | | |
| Allowance for loan losses | (19,402) | | | (13,790) | | | (10,317) | | |
| Total assets | $ 639,277 | | | $ 686,385 | | | $ 718,182 | | |
| Deposits: | | | | | | | | | |
| NOW & money market investments | $136,539 | 0.79% | $ 1,076 | $100,362 | 0.83% | $ 830 | $ 83,763 | 0.93% | $ 776 |
| Savings | 19,643 | 0.15% | 29 | 19,791 | 0.15% | 30 | 19,273 | 0.20% | 38 |
| Time deposits $100 and over | 164,122 | 1.65% | 2,703 | 191,321 | 2.13% | 4,066 | 194,102 | 2.96% | 5,746 |
| Other time deposits | 208,817 | 1.57% | 3,274 | 232,461 | 2.11% | 4,908 | 270,554 | 3.15% | 8,523 |
| Total interest-bearing deposits | 529,121 | 1.34% | 7,082 | 543,935 | 1.81% | 9,834 | 567,692 | 2.66% | 15,083 |
| Federal Home Loan Bank advances | 16,000 | 2.34% | 375 | 17,592 | 2.59% | 456 | 22,471 | 3.11% | 699 |
| Subordinated debentures | 23,000 | 6.08% | 1,399 | 23,000 | 6.09% | 1,400 | 23,000 | 6.38% | 1,467 |
| Repurchase agreements | 7,000 | 3.31% | 232 | 7,000 | 3.30% | 231 | 7,000 | 3.30% | 231 |
| Federal funds purchased and other | 16 | 0.00% | - | 4 | 0.00% | - | 1,752 | 2.51% | 44 |
| Total interest-bearing liabilities | 575,137 | 1.58% | 9,088 | 591,531 | 2.02% | 11,921 | 621,915 | 2.82% | 17,524 |
| Noninterest-bearing liabilities | 46,051 | | | 51,188 | | | 48,306 | | |
| Total liabilities | 621,188 | | | 642,719 | | | 670,221 | | |
| Shareholders' equity | 18,089 | | | 43,666 | | | 47,961 | | |
| Total liabilities and shareholders' equity | $ 639,277 | | | $ 686,385 | | | $718,182 | | |
| Net interest income | | | $19,598 | | | $21,004 | | | $ 17,734 |
| Net interest margin (4) | | 3.20% | | | 3.34% | | | 2.68% | |

1 Interest income includes fees on loans of $468, $578, and $638 in 2011, 2010 and 2009.
2 Nonaccrual loans are included in average loan balances and the associated income (recognized on a cash basis) is included in interest.
3 Amortization cost is included in the calculation of yields on securities available for sale.
4 Net interest income to average interest earning assets.

The following table reflects how changes in the volume of interest earning assets and interest-bearing liabilities and changes in interest rates have affected our interest income, interest expense, and net interest income for the periods indicated. Information is provided in each category with respect to changes attributable to (1) changes in volume (changes in volume multiplied by prior rate); (2) changes in rate (changes in rate multiplied by prior volume); and (3) changes in rate/volume (changes in rate multiplied by change in volume). The changes attributable to the combined impact of volume and rate have all been allocated to the changes due to rate.

## Analysis of Changes in Net Interest Income

| | 2011 to 2010 | | | 2010 to 2009 | | |
|---|---|---|---|---|---|---|
| | Due to Volume (1) | Due to Rate (2) (3) | Total | Due to Volume (1) | Due to Rate (2) (3) | Total (3) |
| Interest Income: | | | | | | |
| Gross loans (a and b) | $ (2,402) | $ (1,353) | $ (3,755) | $ (1,783) | $ 470 | $ (1,313) |
| Taxable securities available for sale | (162) | (401) | (563) | (757) | (354) | (1,111) |
| Tax exempt securities available for sale | 65 | (20) | 45 | 118 | (18) | 100 |
| Federal funds sold and other | 229 | (195) | 34 | 158 | (167) | (9) |
| Total interest earning assets | (2,270) | (1,969) | (4,239) | (2,264) | (69) | (2,333) |
| Interest Expense: | | | | | | |
| Deposits: | | | | | | |
| NOW & money market | $ 299 | $ (53) | $ 246 | $ 154 | $ (100) | $ 54 |
| Savings | - | (1) | (1) | 1 | (9) | (8) |
| Time deposits $100 and over | (578) | (785) | (1,363) | (82) | (1,598) | (1,680) |
| Other time deposits | (500) | (1,134) | (1,634) | (1,201) | (2,414) | (3,615) |
| Total interest-bearing deposits | (779) | (1,973) | (2,752) | (1,128) | (4,121) | (5,249) |
| Federal Home Loan Bank advances | (41) | (40) | (81) | (152) | (91) | (243) |
| Subordinated debentures | - | (1) | (1) | - | (67) | (67) |
| Repurchase agreements | - | 1 | 1 | - | - | - |
| Federal funds sold and other | - | - | - | (44) | - | (44) |
| Total interest-bearing liabilities | (820) | (2,013) | (2,833) | (1,322) | (4,281) | (5,603) |
| Net interest income | $ (1,450) | $ 44 | $ (1,406) | $ (942) | $ 4,212 | $3,270 |

(a) Interest income includes fees on loans of $468, $578, and $638 in 2011, 2010 and 2009
(b) Nonaccrual loans are included in average loan balances and the associated income (recognized on a cash basis) is included in interest.
(1) Changes in volume multiplied by prior rate
(2) Changes in rate multiplied by prior volume
(3) Changes in rate multiplied by change in volume

## Noninterest Income

The Company's noninterest income consists of service charges on deposit accounts, mortgage banking activities, investment service income, earnings on bank owned life insurance policies (BOLI), and other noninterest income.

### 2011 compared to 2010

Total noninterest income was $3,353 in 2011, a decrease of $1,310 or 28.1% from $4,663 in 2010. The decrease in noninterest income is primarily due to reductions in gain on sale of securities available for sale, gain on sale of loans, and investment services income.

The Bank sold no securities during 2011 which resulted in no gains on sale. In 2010, the Bank sold a group of securities that resulted in a gain on sale of $522.

Gain on sale of loans was $548 in 2011, a reduction of $426 or 43.7% from $974 in 2010. Gain on sale of loans is comprised of two main components, secondary market sales of traditional single family mortgages, and sales of Small Business Administration ("SBA") guaranteed commercial loans.

Income recognized from sale of traditional single family mortgages totaled $205 in 2011 compared to $967 in 2010. The reduction in income is due to a reduction in demand for refinance activity and continued low sales activity in the housing market. The decrease in mortgage activity was also impacted by a restructuring of the Bank's mortgage banking operations that occurred in the first quarter of 2011. In prior years, mortgage banking activities have produced significant revenue for the Bank however; operations, additional regulatory requirements, and potential for recourse losses have prevented the Bank from operating the service line profitably. During the first quarter of 2011 the Bank partnered with a third-party mortgage originator to continue offering residential mortgage products to our customers while moving much of the overhead and a portion of the revenue to the third party. Due to this new partnership, the Bank believes it is relieved of significant regulatory reporting requirements and potential recourse losses. The restructuring of the product line also eliminated 5 full time employee positions at the Bank, resulting in significant cost savings. Management expects the reduction in revenue in future periods will be more than offset by the overhead cost savings allowing the product line to contribute to net income.

Income recognized from sale of SBA guaranteed loans totaled $343 in 2011, compared to $7 in 2010.

Investment services income was $226 in 2011 compared to $588 in 2010. The decrease is primarily due to a reduction in the size of the Bank's investment services department from three agents to one.

Other service charges, commissions, and fees were $284 in 2011, an increase of $30 or 11.8% from $247 in 2010. The increase is primarily due to the Bank leasing previously unoccupied square footage in its branch location in Franklin, Tennessee. With the pending sale of our Franklin, Tennessee branch location, this leasing income is not expected to continue beginning in the second half of 2012.

**2010 compared to 2009**

Total noninterest income was $4,663 in 2010, a decrease of $653 or 12.3% from $5,316 in 2009. The decrease is primarily due to decreases in gain on securities available-for-sale, service charges on deposit accounts, and mortgage banking activities, offset by increases in investment services income.

Deposit service charges were $1,844 in 2010, a decrease of $183 from $2,027 in 2009. The decrease is primarily due to reduced overdraft fee income as well as lower average deposit balances. Overdraft fee income was negatively impacted by new financial regulations that became effective in the second quarter of 2010 which require a customer to affirmatively opt in to overdraft protection for ATM and debit card transactions.

Total gain on sale of loans was $974 in 2010 compared to $1,110 in 2009. The decrease is primarily due to lower demand for mortgage refinances in 2010 compared to 2009 and continued lower levels of activity in new home sales when compared to historic levels.

Gain on sale of securities available-for-sale was $522 in 2010, a decrease of $613 or 54.0% from $1,135 in 2009. The decrease is due to the Bank selling fewer securities in 2010 compared to 2009.

Investment services income was $588 in 2010, an increase of $314 or 114.6% from $274 in 2009. The increase in income is due to customers taking advantage of improving market conditions during 2010, resulting in more investment transactions and commissions for the Bank. Investment services also added one additional investment officer during 2010, helping to increase investment activity.

Other service charges, commissions, and fees were $247 in 2010, an increase of $27 or 12.3% from $220 in 2009. The increase in income was primarily due to a gain on sale of a Bank owned automobile during 2010. The recorded gain on sale was $25

The table below shows noninterest income for each of the three years ended December 31:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Service charges on deposit accounts | $ 1,809 | $ 1,844 | $2,027 |
| Gain on sale of loans | 548 | 974 | 1,110 |
| Net gains on sale of securities | - | 522 | 1,135 |
| Investment services income | 226 | 588 | 274 |
| Earnings on bank owned life insurance policies | 297 | 313 | 345 |
| ATM income | 124 | 114 | 122 |
| Other customer fees | 65 | 61 | 83 |
| Other service charges, commissions, and fees: | | | |
| Safe deposit box rental | 32 | 34 | 35 |
| Other equity investment income | 3 | 5 | 8 |
| Other service charges, commissions, and fees | 217 | 174 | 141 |
| Check printer income | 25 | 28 | 28 |
| Credit life insurance commissions | 7 | 6 | 8 |
| Total noninterest income | $ 3,353 | $ 4,663 | $5,316 |

**Noninterest Expense**

Noninterest expense consists of salaries and employee benefits, net occupancy, furniture and equipment, data processing, advertising and public relations, other real estate owned expenses, regulatory and compliance expense, and other operating expenses.

**2011 compared to 2010**

Total noninterest expense was $26,529 in 2011, a decrease of $1,279 or 4.6% from $27,808 in 2010. The decrease is primarily due to decrease in goodwill impairment charges, salaries and employee benefits, advertising and public relations, loan expense, and other real estate expense offset by an increase in securities impairment losses, and losses on other repossessed assets.

In the third quarter of 2011, the Company experienced losses of $5,000 related to impairment of a trust preferred security held by the Bank and issued by Tennessee Commerce Statutory Trust, an affiliate of Tennessee Commerce Bancorp, Inc. On January 27, 2012, Tennessee Commerce Bancorp, Inc.'s bank subsidiary, Tennessee Commerce Bank, was placed into receivership by the Tennessee Department of Financial Institutions after Tennessee Commerce Bank's capital deteriorated significantly in the third quarter of 2011. The Company does not anticipate that it will recover any of the Bank's investment in the trust preferred security. As a result, the Company recorded an impairment charge of $5,000 during the third quarter of 2011, which represents the Company's full investment in the trust preferred securities.

During 2010, the Company concluded that the carrying value of its goodwill was impaired and recognized a loss of $5,204, resulting in no goodwill being reported as of December 31, 2010. As a result, there were no additional goodwill impairment charges during 2011.

Losses on other repossessed assets totaled $1,025 in 2011, compared to $0 in 2010. The entire loss relates to assets acquired through one lending relationship. The repossessed assets consisted of shares of common stock in two separate bank holding companies. The balance reported at September 30, 2011 was based on an appraisal of each company as of that date. 2011 financial results for the subsidiary bank under each holding company were such that management concluded the value of the shares had declined to the point that the shares had no value as of December 31, 2011.

Management has been focused on reducing noninterest expenses wherever possible. Those efforts have resulted in reductions in several categories. The most significant decrease is in salaries and employee benefits, which totaled $8,353 in 2011, a decrease of $1,161 or 12.2% from $9,514 in 2010. The reduction in expense is primarily due to a reduction in workforce that occurred in the first quarter of 2011. The reduction in workforce affected approximately 10% of the Bank's full time employees, with reductions affecting most departments, but most significantly impacting the mortgage banking department as discussed above. Management anticipates a gross annual savings of approximately $900 as a result of the reductions, with a portion of that savings being offset by regular salary increases for remaining employees. In addition to the reduction in workforce, reduced levels of mortgage loan production and investment services revenue resulted in lower commissions in 2011.

Advertising and public relations totaled $357 in 2011, a reduction of $287 or 44.6% from $644 in 2010. The reduction is due to management's efforts to reduce noninterest expenses and reflect changes in the Bank's marketing plan that have resulted in less expense during 2011.

Loan expense totaled $208 in 2011, a decrease of $261 or 55.7% from $469 in 2010. The decrease in loan expense is due to lower loan demand resulting in fewer loan origination expenses for the Bank.

Other real estate expense is composed of three types of charges: maintenance, marketing and selling costs; valuation adjustments based on new appraisals; and gains or losses on disposition. Other real estate expenses totaled $3,016 in 2011, a decrease of $242 or 7.4% from $3,258 in 2010. Maintenance, marketing, and selling costs totaled $996, valuation adjustments based on new appraisals totaled $1,578, and losses on sale of other real estate totaled $442 in 2011. The valuation adjustments relate to two specific high-value residential properties. Market values for homes in that segment of the real estate market have continued to experience significant declines in the Bank's market area. Market values for homes at or below the median home price have begun to level off. The majority of the Bank's residential other real estate is in this more stable category. Management currently does not expect significant amounts of additional adjustments based on new appraisals during 2012; however if market conditions and real estate values deteriorate further, additional losses could be incurred and those losses could be significant. The balance of other real estate owned, net of valuation allowance increased 87.1% to $22,055 at December 31, 2011 compared to $11,791 at December 31, 2010.

| | December 31, 2011 | December 31, 2010 | December 31, 2009 |
|---|---|---|---|
| Operating expenses, net of rental income | $ 996 | $ 829 | $ 430 |
| Valuation adjustments | 1,578 | 2,318 | 1,147 |
| Other real estate owned valuation write-downs | 442 | 111 | 239 |
| Total other real estate expense | $ 3,016 | $ 3,258 | $ 1,816 |

Management anticipates continued high levels of other real estate in 2012, which could result in additional expense.

Audit, accounting and legal expense totaled $733 in 2011, an increase of $103 or 16.4% from $630 in 2010. The majority of the increase is related to legal fees incurred in connection with the Bank's regulatory examinations and the negotiation of the Consent Order as well as disputes with former employees that have either been resolved of for which the Bank believes it has adequate insurance coverage.

In an effort to reduce noninterest expenses in 2012, the Company is considering revoking the REIT's status. The Bank's sole subsidiary is Community First Title, Inc., a Tennessee corporation ("Title"). CFBT Investments, Inc., a Nevada corporation ("Investments"), is a wholly-owned subsidiary of Community First Title, Inc., and is the parent of Community First Properties, Inc., a Maryland corporation, which was established as a real estate investment trust (the "REIT") pursuant to Internal Revenue Service regulations. The Bank's principal business is to accept demand and saving deposits from the general public and to make residential mortgage, commercial, and consumer loans. In an effort to reduce overhead expenses and due to the fact that the Company has maximized the tax benefit to be obtained from operating the REIT, management anticipates that the REIT will revoke its REIT status under the IRS rules and regulations prior to March 31, 2012. In addition, management anticipates that in connection with this process, it will dissolve and liquidate two of its subsidiaries, Title and Investments, and distribute those entities' assets up to the Bank, making the REIT a direct subsidiary of the Bank. This restructuring of the Company's subsidiaries is expected to be completed during the first quarter of 2012 and is expected to contribute approximately $70 in noninterest expense savings annually following this restructuring.

**2010 compared to 2009**

Total noninterest expense was $27,808 in 2010, an increase of $4,729 or 20.5% from $23,079 in 2009. The increase is primarily due to goodwill impairment charges of $5,204 and increases in other real estate expense, partially offset by a reduction in securities impairment losses, and regulatory and compliance expense.

Salaries and employee benefits totaled $9,514 in 2010, an increase of $240 or 2.6% from $9,274 in 2009. The increase is primarily due to regular salary increases for employees during 2010.

The Company performs an annual goodwill impairment assessment during the third quarter of each year, or more often if events warrant an interim assessment. The annual analysis performed in the third quarter of 2010 indicated that no impairment existed. Due to events in the fourth quarter of 2010, management determined that another analysis was warranted as of

December 31, 2010. The analysis performed at year end indicated that goodwill impairment did exist, resulting in an impairment charge of $5,204.

Goodwill impairment exists when the reporting unit's carrying value of goodwill exceeds its fair value, which is determined through a two-step impairment test. Step 1 includes the determination of the carrying value of the reporting unit, including the existing goodwill and intangible assets, and estimating the fair value of the reporting unit. We determined the fair value of the reporting unit and compared it to the carrying amount of its common equity. If the carrying amount of the reporting unit exceeds its fair value, we are required to perform the second step of the impairment test.

An impairment analysis as of December 31, 2010, indicated that the Step 2 analysis was necessary. Step 2 of the goodwill impairment test is performed to measure the impairment loss. Step 2 requires that the implied fair value of the reporting unit's goodwill be compared to the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. After preparing the Step 2 analysis, management determined that goodwill was fully impaired.

Regulatory and compliance expense was $1,491 in 2010, a decrease of $237 or 13.7% from $1,728 in 2009. The decrease is primarily due to a reduction of FDIC assessments in 2010 compared to 2009. As an FDIC-insured institution, the Bank is required to pay deposit insurance premiums to the FDIC. Because the FDIC's deposit insurance fund fell below prescribed levels in 2008, the FDIC announced in 2009 increased premiums for all insured depository institutions, including the Bank, in order to begin recapitalizing the fund. The FDIC imposed a 5 basis points emergency assessment on insured depository institutions which was paid on September 30, 2009, and was based on total assets less tier one capital as of June 30, 2009. The special assessment resulted in additional expense of $337 in the second quarter of 2009. The FDIC did not impose any special assessments in 2010, contributing to the decrease in expense for 2010. That decrease was partially offset by increases in assessment rates during 2010.

In the fourth quarter of 2009, the FDIC adopted a rule that, in lieu of any further special assessment in 2009 and 2010, required all insured depository institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012. The rules adopted in the fourth quarter of 2009 resulted in the Bank paying $4,047 to the FDIC on December 30, 2009. The Bank recorded a prepaid asset of $3,550 as a result of this transaction. Estimates provided by the FDIC project that the prepaid asset will be fully utilized by the end of 2012. Changes in the Bank's deposit balances as well as rule changes that the FDIC may adopt in the future could impact the period of time over which the prepaid asset will be utilized.

Securities impairment losses were $0 in 2010 compared to $1,338 in 2009. During 2009, the Company experienced losses of $1,338 related to the impairment of common stock held by the Bank and issued by Silverton and trust preferred securities held by the Bank and issued by a trust affiliated with Silverton which securities were guaranteed by Silverton. On May 1, 2009, Silverton's bank subsidiary, Silverton Bank, was placed into receivership by the Office of the Comptroller of the Currency after Silverton Bank's capital deteriorated significantly in the first quarter of 2009. Silverton filed for bankruptcy on June 5, 2009. The Company does not anticipate that it will recover any of the Bank's investment in either the common securities or trust preferred securities issued by Silverton or its affiliated trust. As a result, the Company recorded an impairment charge of $1,338 in the first quarter of 2009, which represents the Company's full investment in the securities.

The table below shows noninterest expense for each of the three years ended December 31:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Salaries and employee benefits | $ 8,353 | $ 9,514 | $9,274 |
| Securities impairment losses | 5,000 | - | 1,338 |
| Goodwill impairment | - | 5,204 | - |
| Other real estate expense | 3,016 | 3,258 | 1,816 |
| Occupancy expense | 1,543 | 1,500 | 1,513 |
| Regulatory and compliance expense | 1,390 | 1,491 | 1,728 |
| Losses on other repossessed assets | 1,025 | - | - |
| Data processing | 931 | 931 | 956 |
| Furniture and equipment expense | 737 | 916 | 1,039 |
| Audit, accounting and legal | 733 | 630 | 537 |
| Operational expenses | 706 | 788 | 881 |
| ATM expense | 580 | 541 | 523 |
| Advertising and public relations | 357 | 644 | 660 |
| Postage and freight | 345 | 351 | 331 |
| Other insurance expense | 274 | 186 | 169 |
| Amortization of intangible asset | 239 | 275 | 318 |
| Director expense | 228 | 213 | 221 |
| Loan expense | 208 | 469 | 232 |
| Other employee expenses | 139 | 254 | 245 |
| Miscellaneous chargeoffs | - | 31 | 194 |
| Miscellaneous taxes and fees | 54 | 104 | 137 |
| Correspondent bank charges | 50 | 44 | 112 |
| Other | 621 | 464 | 855 |
| | $ 26,529 | $ 27,808 | $23,079 |

**Provisions for Loan Losses**

The Bank recorded provision for loan losses of $13,029 in 2011, a decrease of $1,405 or 9.7% from $14,434 in 2010. Management's determination of the appropriate level of the provision for loan losses and the adequacy of the allowance for loan losses is based, in part, on an evaluation of specific loans, as well as the consideration of historical loss, which management believes is representative of probable incurred loan losses. Other factors considered by management include the composition of the loan portfolio, economic conditions, results of regulatory examinations, reviews of updated real estate appraisals, and the creditworthiness of the Bank's borrowers and other qualitative factors. The allowance for loan losses was 5.13% of gross loans ("AFLL Ratio") at December 31, 2011 compared to 3.58% at December 31, 2010.

Nonperforming loans decreased from $53,233 at December 31, 2010 to $41,789 at December 31, 2011. The decrease in nonperforming loans is primarily due to foreclosure and charge-off activity during 2011. Management has been focused on reducing the Bank's overall level of problem assets, particularly during the last half of 2011. Elimination of those problem assets often requires foreclosure of problem loans, resulting in some charge-off and the balance of the loan moving to other real estate owned. Once the Bank has control of the collateral, it is then able to liquidate the assets. This increased focus on eliminating problem assets contributed to the decrease in nonperforming loans and the increase in other real estate owned during 2011. The ratio of allowance to nonperforming loans was 46.77% at December 31, 2011, compared to 34.09% at December 31, 2010. The portion of the allowance attributable to impaired loans was $8,209 at December 31, 2011, an increase of $901 from December 31, 2010. Also included in impaired loans are relationships classified as troubled debt restructurings ("TDRs") totaling $12,781. The increase in impaired loans was somewhat offset by loan charge offs during 2011. The amounts charged off during 2011 approximated the specific allocations for certain collateral dependent individual impaired loans.

The portion of the allowance attributable to historical and environmental factors has increased on an absolute basis and as a percentage of gross loans during 2011. Management's evaluation of the allowance for loan losses, in addition to specific loan allocations, is based on volume of non-impaired loans and changes in credit quality and environmental factors. The balance of non-impaired loans decreased during 2011 due to the reduction in gross loans and the transfer of newly impaired relationships to the impaired loans component.

The total allowance for loan losses was $19,546 or 5.13% of gross loans at December 31, 2011 compared to $18,167 or 3.58% of gross loans at December 31, 2010. The increase is due to increases in the impaired loans component and a reduction in gross loans. Management considers the increase in the AFLL ratio to be directionally consistent with changes in risks associated with the loan portfolio as measured by various metrics.

The table below illustrates changes in the AFLL ratio over the past five quarters and the changes in related risk metrics over the same periods:

| Quarter Ended | December 31, 2011 | September 30, 2011 | June 30, 2011 | March 31, 2011 | December 31, 2010 |
|---|---|---|---|---|---|
| AFLL Ratio | 5.13% | 4.07% | 3.89% | 3.95% | 3.58% |
| ASC 450 allowance ratio (1) | 3.37% | 2.57% | 2.31% | 2.30% | 2.39% |
| Specifically Impaired Loans (ASC 310 component) | $ 8,209 | $ 8,527 | $ 9,190 | $ 9,542 | $ 7,308 |
| Historical and environmental (ASC 450-10 component) | 11,337 | 10,235 | 9,707 | 10,233 | 10,859 |
| Total allowance for loan loss | $ 19,546 | $18,762 | $ 18,897 | $ 19,775 | $ 18,167 |
| Nonperforming loans to gross loans (2) | 10.96% | 12.21% | 13.13% | 11.10% | 10.50% |
| Impaired loans to gross loans | 11.77% | 13.62% | 13.44% | 10.90% | 10.27% |
| Allowance to nonperforming loans ratio | 46.77% | 33.36% | 29.64% | 35.62% | 34.09% |
| Quarter-to-date net charge offs to average gross loans | 0.65% | 0.24% | 1.21% | 0.04% | 1.17% |

(1) Historical and environmental component as a percentage of non-impaired loans.
(2) Nonaccrual loans and loans past due 90 or more days still accruing interest as a percentage of gross loans and TDRs still accruing interest.

### Income Taxes

During 2011 and per ASC 740-20-45-7, the Company had losses in continuing operations and income in other comprehensive income, resulting in income tax benefit totaling $1,555. This benefit was recorded through current operations and reduced our deferred tax valuation allowance.

The effective income tax rates were (9.4%), (9.8%), and 12.6%, for 2011, 2010 and 2009, respectively. The change in rate for 2011 as compared to 2010 is primarily due to an exception in ASC 740-20-45, *Tax Provisions*, that required the Company to record a tax benefit of $1,555 through continuing operations related to income from other comprehensive income as a result of an increase in market value of securities available for sale. The Company was required to record a tax benefit equal to what would be realized if the securities in the Bank's portfolio were to be liquidated and the unrealized gain were to be realized.

Due to the current economic condition and losses recognized over the last three years, the Company established a valuation allowance against all of its deferred tax assets. The Company intends to maintain this valuation allowance until it determines it is more likely than not that the asset can be realized through current and future taxable income. The Company has approximately $48,639 in net operating losses for state tax purposes and $19,493 for federal tax purposes to be utilized by future earnings.

The Company currently has no unrecognized tax benefits that, if recognized, would favorably affect the income tax rate in future periods. The Company does not expect any unrecognized tax benefits to significantly increase or decrease in the next twelve months. It is the Company's policy to recognize any interest accrued related to unrecognized tax benefits in interest expense, with any penalties recognized as operating expenses.

### Analysis of Financial Condition

Total assets at December 31, 2011 were $616,773, a decrease of $50,607 or 7.6% from $667,380 at December 31, 2010. Average assets for 2011 were $639,277, a decrease of $47,108 or 6.9% from $686,385 for 2010. The decrease in total assets in 2011 is primarily due to a decrease in net loans. Total liabilities at December 31, 2011 were $607,198, a decrease of $37,421 or 5.8% from $644,619 at December 31, 2010. The decrease in total liabilities was due to decreases in total deposits. Total shareholder's equity at December 31, 2011 was $9,575, a decrease of $13,186 or 57.9% from $22,761 at December 31, 2010. The decrease in shareholder's equity is primarily due to a reduction in retained earnings as a result of the net loss for 2011 and preferred stock dividends partially offset by an increase in other comprehensive income as a result of increasing market values of securities available-for-sale.

## Loans

Net loans (excluding loans held for sale) were $361,650 at December 31, 2011, a decrease of $127,157 or 26.0% from $488,807 at December 31, 2010. Loans held for sale, at fair value totaled $5,274 at December 31, 2011, an increase of $992 or 23.2% from $4,282 at December 31, 2010. Loans held for sale net of allowance of $1,084 totaled $53,125 at December 31, 2011 compared to $0 at December 31, 2010. Loans held for sale in secondary market consist of traditional 1-4 family mortgages that have been originated with the intent to sell on the secondary market and the guaranteed portion of Small Business Administration ("SBA") guaranteed loans, which the Bank intends to sell. Loans held for sale, net of allowance of $1,084 consists of the loans that have been identified to be sold with the two branch sales that are expected to close during 2012. These loans were not originated for sale and were not adjusted to fair value when reclassified as held for sale due to pending branch sales.

The overall decrease in loans, excluding the transfers to held for sale, was primarily due to regular loan payments outpacing demand for new loans for most of 2011, transfer of certain loans to other real estate owned, and continued elevated levels of loan chargeoffs. The decrease in loan demand is due to the continued sluggishness in the economy in the Bank's market areas and further tightening of the Bank's lending standards. The most significant decreases in loans were in the 1-4 family residential, real estate construction, and commercial real estate loan segments. The continuing effects of the challenging economic environment in 2011 and 2010 reduced the number of new construction loans during 2011, resulting in a significant drop in real estate construction loans. Decreases in other loan categories are primarily the result of regular loan payments and a significant decrease in loan demand in these categories as well.

Of total loans of $381,196 in the portfolio as of year-end 2011, $112,891, or 29.6% were variable rate loans and $227,474 or 59.7% were fixed rate loans, and $40,831 or 10.7% were nonaccrual.

On December 31, 2011, the Company's loan to deposit ratio (including loans held for sale in secondary market and loans held for sale net of allowance of $1,084) was 79.2%, compared to 85.9% in 2010. Management expects loan demand to remain low throughout 2012, resulting in further reduction of gross loans, across most of the Bank's loan categories, though the reduction in 2011 is not expected to be as significant as the decrease in 2011, excluding the loans that will be sold in the branch divestitures. Management anticipates this trend will continue until there are indicators of significant improvements in both the local and national economy, leading customers to begin spending more resulting in increased demand. If the Company's deposit growth continues to outpace its loan demand, the Company's net interest margin may be adversely affected as the funds from these deposits may be invested in securities and other interest earning assets that offer lower yields than loans.

The following table presents various categories of loans contained in our loan portfolio for the periods indicated and the total amount of all loans for such period:

| | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| Real estate construction | $ 53,440 | $ 89,909 | $120,340 | $152,937 | $140,905 |
| 1-4 family residential | 121,755 | 166,876 | 168,029 | 163,211 | 151,478 |
| Commercial real estate | 152,531 | 175,516 | 172,840 | 162,475 | 116,327 |
| Other real estate secured | 7,405 | 7,206 | 4,382 | 4,779 | 4,567 |
| Commercial, financial and agricultural | 30,786 | 48,453 | 54,628 | 62,674 | 50,240 |
| Tax exempt | 52 | 118 | 239 | 354 | - |
| Consumer | 7,430 | 9,723 | 11,045 | 13,965 | 14,969 |
| Other | 7,797 | 9,173 | 9,250 | 9,718 | 12,122 |
| Total loans | $381,196 | $506,974 | $540,753 | $570,113 | 490,608 |
| Allowance for loan losses | (19,546) | (18,167) | (13,347) | (8,981) | (6,086) |
| Total loans (net of allowance) | $361,650 | $488,807 | $527,406 | $561,132 | $484,522 |

The following is a presentation of an analysis of maturities of loans as of December 31, 2011:

| Loan Segments | Due in 1 year or less | Due in 1 to 5 years | Due after 5 Years | Total |
|---|---|---|---|---|
| Real estate construction | $ 44,725 | $ 7,945 | $ 770 | $ 53,440 |
| 1-4 family residential | 30,113 | 44,880 | 46,762 | 121,755 |
| Commercial real estate | 46,441 | 97,654 | 8,436 | 152,531 |
| Other real estate secured | 2,798 | 4,403 | 204 | 7,405 |
| Commercial, financial and agricultural | 18,203 | 10,362 | 2,221 | 30,786 |
| Tax exempt | - | 52 | - | 52 |
| Consumer | 3,080 | 4,071 | 279 | 7,430 |
| Other | 7,797 | - | - | 7,797 |
| Total | $153,157 | $169,367 | $ 58,672 | $ 381,196 |

The following is a presentation of an analysis of sensitivities of loans to changes in interest rates as of December 31, 2011 for the loan types mentioned above:

| | |
|---|---|
| Loans with predetermined interest rates | $ 227,474 |
| Loans with floating, or adjustable interest rates, at floor | 80,197 |
| Loans with floating, or adjustable interest rates, not at floor | 32,694 |
| Nonaccrual loans | 40,831 |
| Total | $ 381,196 |

As market rates dropped during the economic recession, management implemented rate floors for many variable rate loans in an attempt to protect the Bank's net interest margin. As of December 31, 2011, $73,727 in variable rate loans have reached their floor rate. As a result, when market rates begin to rise, loans at their floor will not reprice at higher rates until market rates rise above their contractual floor rates. Only the loans noted above that have variable rates not at a floor rate will reprice with the first increase in market rates. The existence of these rate floors may negatively impact our net interest margin when rates begin to rise, at least until rates rise above these floors.

**Allowance for Loan Loss and Asset Quality**

The allowance for loan losses was $19,546 or 5.13% of gross loans at December 31, 2011 compared to $18,167 or 3.58% of gross loans at December 31, 2010. The increase in the allowance was based on factors indicating deteriorating trends in asset quality including charge offs, past due status, impaired loans, and indicators of environmental factors that can bear an impact on loan losses such as economic conditions in the Bank's market area.

Management's determination of the appropriate level of the provision for loan losses and the adequacy of the allowance for loan losses is based, in part, on an evaluation of specific loans, as well as the consideration of historical loss, which management believes is representative of probable incurred loan losses. Other factors considered by management include the composition of the loan portfolio, economic conditions, results of internal and external loan review, regulatory examinations, reviews of updated real estate appraisals, and the creditworthiness of the Bank's borrowers and other qualitative factors.

The Bank has experienced significant increases in past due loans, impaired loans, adversely classified loans and charge offs as a result of the economic downturn that began in 2008. The Bank and its customers continue to be affected by the impacts of the economic downturn. Historically, more than half of the Bank's loan portfolio has been secured by real estate of some form, whether residential, commercial, or development, with a significant portion of those loans being residential developments. One of the most significant impacts of the economic downturn in the Bank's market area has been the collapse of the housing market and subsequent decline in market values for existing properties, particularly higher end properties. Those impacts caused several of the Bank's borrowers who had proven track records as residential and commercial developers to find themselves owning larger parcels of partially developed land with virtually no demand for finished properties. Developers became unable to service their debt causing the loans to become past due. At the same time, the decline in activity in the housing market caused significant reductions in market values, causing collateral values for many loans to fall below the outstanding loan balance. The Bank has experienced increases in problem loans in virtually all segments of the loan portfolio; however the effect of the economic downturn as the residential real estate market has been the cause of the majority of the Bank's impaired loans and charge-offs during 2011 and 2010.

Impaired loans totaled $44,849 at December 31, 2011 compared to $52,059 at December 31, 2010, a decrease of $7,210.

Included in the $44,849 of impaired loans at December 31, 2011 are $15,919 of impaired relationships with specific allocations totaling $1,894 that were impaired as of December 31, 2010. At December 31, 2010 the Bank's total exposure to that group of relationships was $22,150, a reduction of exposure of $6,231. The majority of these relationships are real estate development projects that were severely impacted by the downturn in the economy and housing market. In general, the borrowers are residential developers with a proven track record and the collateral for the loans is raw land that was intended for development. As a result of the collapse of the housing market, lot absorption declined dramatically, reducing cash flow available to service the debt. Many of the borrowers were able to service the debt through cash reserves for a period of time, but the extended period of the economic downturn exhausted their reserve funds, rendering the loans impaired. Management has worked extensively with these borrowers to find ways to liquidate the underlying collateral or stimulate activity within the respective developments in order to avoid foreclosure and/or additional charge offs. The reduction in exposure to this group of borrowers shows that some progress was made, despite continued low activity in the housing market. The relationships in this group as of December 31, 2011 will likely continue to be classified as impaired until there is significant improvement in the housing market and lot absorption improves.

Problem loans that are not impaired are categorized into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on a monthly basis. The Company uses the following definitions for risk ratings:

Watch. Loans characterized by borrowers who have marginal cash flow, marginal profitability, or have experienced operating losses and declining financial condition. The borrower has satisfactorily handled debts with the Bank in the past, but in recent months has either been late, delinquent in making payments, or made sporadic payments. While the Bank continues to be adequately secured, the borrower's margins have decreased or are decreasing, despite the borrower's continued satisfactory condition. Other characteristics of borrowers in this class include inadequate credit information, weakness of financial statement and repayment capacity, but with collateral that appears to limit the Bank's exposure. This classification includes loans to establish borrowers that are reasonably margined by collateral, but where potential for improvement in financial capacity is limited.

Special Mention. Loans with potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deteriorating prospects for the repayment source or in the Bank's credit position in the future.

Substandard. Loans inadequately protected by the payment capacity of the borrower or the pledged collateral.

Doubtful. Loans with the same characteristics as substandard loans with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable on the basis of currently existing facts, conditions, and values. These are poor quality loans in which neither the collateral nor the financial condition of the borrower presently ensure collectability in full in a reasonable period of time or evidence of permanent impairment in the collateral securing the loan.

Impaired loans are evaluated separately from other loans in the Bank's portfolio. Credit quality information related to impaired loans was presented above and is excluded from the tables below.

As of December 31, 2011, and based on the most recent analysis performed, the risk category of loans by segment of loans is as follows:

| | Pass | Watch | Special Mention | Substandard | Doubtful |
|---|---|---|---|---|---|
| Real estate construction | $ 18,573 | $ 9,190 | $ 138 | $ 8,644 | $ - |
| 1-4 Family residential | 74,744 | 21,315 | 354 | 15,240 | - |
| Commercial real estate | 100,862 | 19,724 | 1,864 | 22,604 | - |
| Other real estate loans | 1,405 | 749 | - | 3,022 | - |
| Commercial, financial and agricultural | 23,565 | 4,961 | 490 | 1,488 | - |
| Consumer | 7,084 | 91 | - | 87 | - |
| Tax exempt | 52 | - | - | - | - |
| Other loans | 101 | - | - | - | - |
| Total | $ 226,386 | $ 56,030 | $ 2,846 | $ 51,085 | $ - |

Classified loans, excluding impaired loans, totaled $109,961 at December 31, 2011 compared to $72,344 at December 31, 2010.

The following table presents information regarding impaired, nonaccrual, past due and restructured loans at the dates indicated:

| | December 31, 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| Loans considered by management as impaired: | | | | | |
| Number | 81 | 108 | 82 | 67 | 67 |
| Amount | $44,849 | $52,059 | $32,782 | $ 4,201 | $ 3,945 |
| Loans accounted for on nonaccrual basis: | | | | | |
| Number | 87 | 79 | 47 | 59 | 63 |
| Amount | $ 40,831 | $ 36,675 | $25,510 | $ 3,357 | $ 2,764 |
| Accruing loans (including consumer loans) which are contractually past due 90 days or more as to principal and interest payments: | | | | | |
| Number | - | - | - | 5 | - |
| Amount | $ - | $ - | $ - | $ 7 | $ - |
| Loans defined as "troubled debt restructurings" still accruing | | | | | |
| Number | 1 | 22 | 1 | - | - |
| Amount | $ 958 | $16,558 | $ 3,634 | $ - | $ - |
| Other classified loans not classified as impaired | $109,961 | $72,344 | $28,613 | $ 16,787 | $ 4,882 |

There are no other loans which are not disclosed above where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

As discussed previously, management's consideration of environmental factors impact the amount of allowance for loan loss that is needed for classified and pass rated loans. Below are some of the factors considered by management:

The commercial real estate market has declined significantly as a result of the local and national economic recession that began during 2008 and the resulting sluggish economic conditions that remained through 2011. Real estate related loans, including commercial real estate loans, residential construction and residential development and 1-4 family residential loans, comprised 87.9% of the Company's loan portfolio at December 31, 2011. Market conditions for residential development and residential construction have seen substantial declines due to the effects of the recession on individual developers, contractors and builders. In addition, the local market, particularly in Maury County, has seen significantly weaker demand for residential housing.

Although our loan portfolio is concentrated in Middle Tennessee, management does not believe this geographic concentration presents an abnormally high risk. At December 31, 2011 the following loan concentrations exceeded 10% of total loans: 1-4 family residential loans, real estate construction loans, and commercial real estate. Management does not believe that this loan concentration presents an abnormally high risk. Loan concentrations are amounts loaned to a multiple number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions.

Interest income on loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

The following table presents information regarding loans included as nonaccrual and the gross income that would have been recorded in the period if the loans had been current.

| | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| Nonaccrual interest | $2,668 | $1,580 | $1,318 | $567 | $ 355 |

Nonperforming loans are defined as nonaccrual loans, loans still accruing but past due 90 days or more, and troubled debt restructured loans still accruing. The following table presents information regarding nonperforming loans at the dates indicated:

| | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| Loans secured by real estate | $ 33,004 | $ 52,296 | $28,335 | $2,868 | $2,301 |
| Commercial, financial and agricultural | 859 | 893 | 789 | 300 | 194 |
| Consumer | 229 | 44 | 20 | 194 | 256 |
| Other | 7,697 | - | - | 2 | 13 |
| Total | $41,789 | $53,233 | $29,144 | $3,364 | $2,764 |

Management classifies commercial and commercial real estate loans as nonaccrual loans when principal or interest is past due 90 days or more and the loan is not adequately collateralized. Also loans are classified as nonaccrual when, in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation and the loan is not in the process of collection. Nonaccrual loans are not reclassified as accruing until principal and interest payments are brought current and future payments appear reasonably certain. Loans are categorized as restructured if the original interest rate, repayment terms, or both were modified due to deterioration in the financial condition of the borrower.

Other real estate owned increased $10,264 to $22,055 at December 31, 2011 compared to $11,791 at December 31, 2010. The increase in the carrying balance is due to the volume of new foreclosures in 2011 outpacing the volume of sales of other real estate during 2011. The overall level of foreclosures remains high due to the effects of the economic downturn that began during 2008 on individual borrowers, both single family and developers, resulting in an increase in foreclosures. Included in the balance at year end 2011 is one loan totaling $78 that was originated to facilitate the sale of other real estate. Under current accounting rules, loans of this nature must be reported as other real estate owned until the loan to value ratio is below a certain level, depending on the type of loan. The reclassified loan is performing in accordance with the loan agreement. Interest income from this loan is included in loan interest income. At December 31, 2010, loans reclassified as other real estate owned totaled $83. Also included in the balance of other real estate owned is $484 of Bank property that was previously intended to be used as a future branch location. The property is no longer intended to be used for that purpose and is held for disposal as of December 31, 2011 and 2010.

Management is working to sell the properties that are owned in order to recover the Bank's investment in the loans that ultimately resulted in foreclosure. It is possible that the balance of other real estate owned could increase during 2012 due to the continuing sluggish economic conditions in the Bank's market areas. Additional foreclosures and low demand for both residential and commercial properties could require the Bank to hold its other real estate owned for a longer period of time, which could lead to increased noninterest expense. The Company makes every effort to avoid foreclosure, particularly for owner occupied residential properties.

## Summary of Loan Loss Experience

An analysis of our loss experience is furnished in the following table for each of the periods ended December 31 indicated, as well as a breakdown of the allowance for loan losses:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Balance at beginning of period | $18,167 | $13,347 | $8,981 |
| Charge offs: | | | |
| Real estate construction | (7,155) | (6,876) | (1,631) |
| 1-4 Family residential | (1,943) | (1,704) | (1,340) |
| Commercial real estate | (493) | (808) | (894) |
| Other real estate loans | (95) | (39) | (112) |
| Commercial, financial and agricultural | (1,076) | (298) | (2,336) |
| Consumer | (15) | (29) | (444) |
| Tax exempt | - | - | - |
| Other loans | (113) | - | - |
| | (10,890) | (9,754) | (6,757) |
| Recoveries: | | | |
| Real estate construction | 63 | 17 | 3 |
| 1-4 Family residential | 40 | 5 | 111 |
| Commercial real estate | 6 | 9 | 3 |
| Other real estate loans | 3 | 2 | - |
| Commercial, financial and agricultural | 162 | 63 | 6 |
| Consumer | 29 | 44 | 79 |
| Tax exempt | - | - | - |
| Other loans | 21 | - | - |
| | 324 | 140 | 202 |
| Net charge offs | (10,566) | (9,614) | (6,555) |
| Transfer due to branch sale | (1,084) | - | - |
| Provision for loan losses | 13,029 | 14,434 | 10,921 |
| Balance at year end | $19,546 | $18,167 | $13,347 |
| Ratio of net charge offs during the period to average loans outstanding during the period | 2.17% | 1.85% | 1.17% |
| Ratio of nonperforming loans to gross loans | 10.96% | 10.50% | 5.39% |
| Ratio of impaired loans to gross loans | 11.77% | 10.27% | 6.06% |
| Ratio of allowance for loan losses to total loans | 5.13% | 3.58% | 2.47% |

At December 31, of each period presented below, the allowance was allocated as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Real estate construction | $ 4,809 | $ 6,522 | $ 6,997 |
| 1-4 Family residential | 5,564 | 5,513 | 3,106 |
| Commercial real estate | 3,505 | 2,373 | 1,274 |
| Other real estate loans | 244 | 22 | 37 |
| Commercial, financial and agricultural | 1,394 | 1,536 | 1,152 |
| Consumer | 84 | 103 | 255 |
| Tax exempt | - | - | 1 |
| Other loans | 3,337 | 1,472 | 307 |
| Unallocated | 609 | 626 | 218 |
| Total | $ 19,546 | $18,167 | $13,347 |

At December 31, of each period presented below, loan balances by category as a percentage of gross loans were as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Real estate construction | 14.0% | 17.7% | 22.3% |
| 1-4 Family residential | 32.0% | 32.9% | 31.1% |
| Commercial real estate | 40.1% | 34.6% | 32.0% |
| Other real estate secured loans | 1.9% | 1.4% | 0.8% |
| Commercial, financial and agricultural | 8.1% | 9.6% | 10.1% |
| Consumer | 1.9% | 1.9% | 2.0% |
| Tax exempt | 0.0% | 0.0% | 0.0% |
| Other loans | 2.0% | 1.9% | 1.7% |
| Total | 100.0% | 100.0% | 100.0% |

## Securities

At December 31, 2011, securities available-for-sale totaled $63,660, an increase of $178 or 0.3% from $63,482 at year end 2010. The Company's securities portfolio represents 10.3% of total assets at December 31, 2010 compared to 9.4% at December 31, 2010. All of the Company's securities are classified as available for sale. The Company's investment portfolio is used to provide interest income and liquidity and for pledging purposes to secure public fund deposits.

Net unrealized gains in the securities portfolio at December 31, 2011 were $2,590 compared to a net unrealized loss of $1,742 at December 31, 2010. The improvement in market value is primarily due to the recognized impairment on one corporate security and significant improvements in mortgage-backed securities and state and municipal securities.

In the third quarter of 2011, the Company experienced losses of $5,000 related to impairment of a trust preferred security held by the Bank and issued by Tennessee Commerce Statutory Trust, an affiliate of Tennessee Commerce Bancorp, Inc. On January 27, 2012, Tennessee Commerce Bancorp, Inc.'s bank subsidiary, Tennessee Commerce Bank, was placed into receivership by the Tennessee Department of Financial Institutions after Tennessee Commerce Bank's capital deteriorated significantly in the third quarter of 2011. The Company does not anticipate that it will recover any of the Bank's investment in the trust preferred security. As a result, the Company recorded an impairment charge of $5,000 during the third quarter of 2011, which represents the Company's full investment in the trust preferred securities.

Unrealized losses on the Bank's remaining securities have not been recognized into income because the securities are of high credit quality, management does not have the intent to sell and it is more likely than not it will not be required to sell the investment before its anticipated recovery, and the decline in fair value is largely due to changes in market interest rates. The fair value is expected to recover as the securities approach their maturity date and/or normal liquidity returns to the marketplace.

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis and the investment committee makes such an evaluation on an annual basis. These evaluations are made more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the Company's intent to sell or it is more likely than not it will be required to sell the security before its anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition.

At year end 2011, the Company's portfolio consisted of 93 securities, 6 of which were in an unrealized loss position, compared to a total of 89 securities, 36 of which were in an unrealized loss position at December 31, 2010. In the event that securities were to be sold for liquidity purposes, there are sufficient holdings not in an unrealized loss position that could be sold, so that the Company would not be forced to sell the securities reporting an unrealized loss. The Company is further limited in the amount of securities that can be sold due to pledging requirements for Bank liabilities. Management considers security holdings in excess of our pledging requirement to be available for liquidity purposes. Sale of such holdings would not impair our ability to hold the securities reporting an unrealized loss until the loss is recovered or until maturity.

At year end 2011, the Company held securities issued by the following entities for which the aggregate face amount of investments is greater than 10% of shareholders' equity as of December 31, 2011:

| Type | Issuer | Face Value | Fair Value | % of Capital |
|---|---|---|---|---|
| State and municipals | Brentwood, Tennessee | $1,134 | $1,214 | 11.84% |
| State and municipals | Columbia, Tennessee | $1,479 | $1,548 | 15.45% |
| State and municipals | Hardin County, Tennessee | $1,547 | $1,669 | 16.16% |
| State and municipals | Hamilton County, Tennessee | $2,534 | $2,758 | 26.47% |
| State and municipals | Madison County, Tennessee | $2,985 | $3,249 | 31.18% |

At year end 2010, the Company held securities issued by the following entities for which the aggregate face amount of investments is greater than 10% of shareholders' equity as of December 31, 2010:

| Type | Issuer | Face Value | Fair Value | % of Capital |
|---|---|---|---|---|
| State and municipals | Hamilton County, Tennessee | $2,536 | $2,576 | 11.14% |
| State and municipals | Madison County, Tennessee | $3,002 | $2,881 | 13.19% |
| Corporate | Tennessee Commerce Statutory Trust | $5,000 | $3,176 | 21.97% |

Other than the above investments, the Company did not hold securities of any one issuer, other than U.S. Government sponsored entities, with a face amount greater than 10% of shareholders' equity as of December 31, 2011 or 2010.

The carrying value of securities at December 31 is summarized as follows:

| | December 31, 2011 | | December 31, 2010 | |
|---|---|---|---|---|
| | Amount | % of Total | Amount | % of Total |
| U.S. Government sponsored entities | $ 13,275 | 20.9% | $ 5,937 | 9.4% |
| Mortgage-backed securities - residential | 29,591 | 46.5% | 31,975 | 50.4% |
| State and municipals | 19,826 | 31.1% | 18,551 | 29.2% |
| Corporate | 968 | 1.5% | 7,019 | 11.0% |
| Total | $ 63,660 | 100.0% | $ 63,482 | 100.0% |

| | December 31, 2009 | |
|---|---|---|
| | Amount | % of Total |
| U.S. Government sponsored entities | $ 1,008 | 1.3% |
| Mortgage-backed securities - residential | 58,770 | 77.4% |
| State and municipals | 7,780 | 10.2% |
| Corporate | 8,414 | 11.1% |
| Total | $ 75,972 | 100.0% |

The following table presents the carrying value by maturity distribution of the investment portfolio, along with weighted average yields thereon, as of December 31, 2011:

| | Within 1 Year | 1-5 Years | 5-10 Years | Beyond 10 Years | Total |
|---|---|---|---|---|---|
| U.S. Government sponsored entities | $ - | $ 6,498 | $ 5,038 | $ 1,739 | $ 13,275 |
| State and municipals | 194 | 2,637 | 13,427 | 3,568 | 19,826 |
| Corporate | - | 968 | - | - | 968 |
| Total debt securities | $ 194 | $ 10,103 | $ 18,465 | $ 5,307 | $ 34,069 |
| Weighted average yield(tax equivalent) | 1.15% | 1.94% | 3.02% | 2.82% | 2.66% |
| Mortgage-backed securities- residential | | | | | $ 29,591 |
| Weighted average yield | | | | | 3.75% |

## Premises and Equipment

Premises and equipment totaled $9,277 at December 31, 2011, a decrease of $5,760 or 38.3% from $15,037 at December 31, 2010. The largest component of the decrease in premises and equipment was classifying $4,982 as premises and equipment held for sale at December 31, 2011, due to the pending sale of the Murfreesboro Branch and Cool Springs Branch. Premises and equipment held for sale was $0 at December 31, 2010. The next largest component of the decrease in premises and equipment was routine depreciation.

Rent expense was $368 in 2011, compared to $373 in 2010. The decrease was primarily due to elimination of two ATM locations at the end of their lease terms during 2010.

## Deposits

The following table sets forth the composition of the deposits at December 31:

| | 2011 | | 2010 | |
|---|---|---|---|---|
| | Amount | % of Total | Amount | % of Total |
| Noninterest-bearing demand accounts | $ 46,664 | 8.4% | $ 49,333 | 8.3% |
| Interest-bearing demand accounts | 104,661 | 18.9% | 121,759 | 20.5% |
| Savings accounts | 19,808 | 3.6% | 19,250 | 3.2% |
| Time deposits greater than $100 | 118,267 | 21.3% | 183,086 | 30.8% |
| Other time deposits | 172,906 | 31.2% | 221,641 | 37.2% |
| Noninterest-bearing demand accounts held for sale | 5,213 | 0.9% | - | - |
| Interest-bearing demand accounts held for sale | 39,025 | 7.0% | - | - |
| Savings accounts held for sale | 287 | 0.1% | - | - |
| Time deposits greater than $100 held for sale | 28,904 | 5.2% | - | - |
| Other time deposits held for sale | 19,302 | 3.4% | - | - |
| Total | $ 555,037 | 100.0% | $ 595,069 | 100.0% |

The majority of deposits continue to be in time deposits, though there was a decrease of $65,348 in total time deposits during 2011 and an increase in transaction accounts and savings accounts during 2011, marking a significant change in the composition of the Bank's deposit base. The decrease in time deposits and increases in transaction accounts is due to the Bank's continued focus on increasing core customer deposits and reducing reliance on wholesale funding sources. Wholesale funding sources are any deposits that are attained through means other than direct customer contact. Wholesale funding sources utilized by the Bank include brokered CDs and national market time deposits. The change in the Bank's deposit composition was also impacted by historically low market rates for deposit products and excess liquidity in the Bank's market area.

The following table shows the breakdown of time deposits at year end December 31, 2011 and 2010:

| | December 31 | |
|---|---|---|
| | 2011 | 2010 |
| Personal CDs | $ 161,624 | $ 245,746 |
| Non-Personal CDs | 6,771 | 10,061 |
| Public Funds CDs | 16,748 | 18,783 |
| National market time deposits | 57,071 | 67,591 |
| Brokered CDs | 25,124 | 32,615 |
| IRAs | 23,835 | 29,931 |
| Personal CDs held for sale | 41,332 | - |
| Non-Personal CDs held for sale | 1,498 | - |
| Public Funds CDs held for sale | 250 | - |
| IRAs held for sale | 5,126 | - |
| Total | $ 339,379 | $ 404,727 |

The total of wholesale funding sources at December 31, 2011 was $82,195, a decrease of $18,011 from $100,206 at December 31, 2010. In addition to reducing total wholesale funding during the year, management was able to reposition the majority of the retained deposits in order to significantly reduce cost of funds. The average rate paid for brokered CDs during 2011 was 1.71% compared to 2.08% in 2010. The average rate paid for national market time deposits in 2011 was 1.28% compared to 2.05% in 2010. The decrease in average rate paid on national market time deposits was primarily due to excess liquidity in the national market during the majority of 2010.

Brokered CDs totaled $25,124 with a weighted average rate of 1.49% compared to $32,615 with a weighted average rate of 1.45% at December 31, 2010. Maturities of brokered CDs range from May of 2012 to September of 2015. Two separate brokered CDs are 60 month CDs with call provisions. The first CD is $4,095 with a fixed rate of 2.00% for 60 months and a monthly call option that began March 1, 2011. The second CD is $4,322 with a current rate of 1.70% with an automatic step-up provision for annual rate increases until maturity and a monthly call option that began September 10, 2011. Under the terms of the Consent Order, the Bank is restricted from accepting, renewing or rolling over brokered deposits without prior consent of the FDIC. In 2011, $7,491 of brokered deposits matured. In 2012 $9,648 of brokered deposits are expected to mature. Due to the Bank's current liquidity position, management does not anticipate that they will seek permission to obtain, renew or rollover brokered deposits during the time that the Consent Order remains in effect. However, if market conditions change, resulting in significant reductions in the Bank's liquidity, management may decide to seek approval for new brokered deposits or to renew or rollover existing brokered deposits.

The Bank has policies in place to ensure that total wholesale funding is maintained at a reasonable level. The Bank, beginning in 2010, has also experienced pressure from its primary regulators to reduce reliance on wholesale funding sources. Management made significant reductions in its reliance on wholesale funding during 2010 and that trend continued into 2011, though to a lesser extent. The Bank's reliance on wholesale funding has decreased to a point that management does not anticipate further criticism from regulators. The Bank's reliance on wholesale funding should continue to decrease as brokered deposits and additional national market CDs mature during 2012.

The increase in noninterest-bearing deposits, interest-bearing transaction accounts and savings accounts is related to the decrease in personal CDs and to a Bank initiative during the fourth quarter of 2010 to increase deposits in transaction accounts. As market rates for personal CDs reached historic lows during 2010, customers began to move funds from maturing CDs into interest-bearing money market accounts as the immediate availability of funds offered more value to them than the rates that could be earned by locking in time deposits. The shift from time deposits to interest-bearing money market accounts continued into 2011.

At December 31, 2011, we had $270,977 in time deposits maturing within two years, of which $16,707 were brokered deposits. Time deposits maturing within one year of December 31, 2011, excluding deposits to be sold in the branch divestiture, were $217,887, or 74.8% of total time deposits. If we are not able to retain these deposits at maturity, or attract additional deposits at comparable rates, we may be required to seek higher cost deposits to replace these deposits which could negatively impact our net interest margin. Further, because we have entered into the Consent Order we are not able to offer deposit rates above certain regulatory rate caps. If, as a result of these rate caps, we are unable to secure replacement deposits for these maturing deposits, our liquidity could be negatively impacted which could materially and adversely affect our results of operations. The weighted average cost of all deposit accounts was 1.34% in 2011 compared to 1.81% in 2010. The weighted average rate on time deposits was 1.60% in 2011, compared to 2.12% in 2010. Management expects to seek short-term time deposit funding to match variable rate loans. These efforts, if successful, are expected to reduce interest rate risk and expand our net interest margin.

The following tables present, at December 31 for each of the periods indicated, the average amount of and average rate paid on each of the following deposit categories:

| | 2011 | | 2010 | | 2009 | |
|---|---|---|---|---|---|---|
| | Average Amount | Average Rate Paid | Average Amount | Average Rate Paid | Average Amount | Average Rate Paid |
| Noninterest-bearing demand deposits | $ 48,415 | n/a | $ 45,766 | n/a | $ 44,543 | n/a |
| Interest-bearing demand accounts | 136,539 | 0.79% | 100,362 | 0.83% | 83,763 | 0.93% |
| Savings deposits | 19,643 | 0.15% | 19,791 | 0.15% | 19,273 | 0.20% |
| Time deposits $100 and over | 164,122 | 1.65% | 191,321 | 2.13% | 194,102 | 2.96% |
| Other time deposits | 208,817 | 1.57% | 232,461 | 2.11% | 270,554 | 3.15% |

## Contractual Obligations

The Company has the following contractual obligations as of December 31, 2010:

| | Less than 1 year | 1 - 3 years | 3 - 5 years | More than 5 years | Total |
|---|---|---|---|---|---|
| Operating leases | $ 329 | $ 452 | $ 390 | $ 2,541 | $ 3,712 |
| Time deposits | 317,654 | 73,187 | 13,848 | 38 | 404,727 |
| Long term borrowings (1) | 3,000 | 13,000 | - | 23,000 | 39,000 |
| Repurchase agreements | - | 7,000 | - | - | 7,000 |
| Preferred stock dividends (2) | 970 | 1,943 | 158 | - | 3,071 |
| Total | $321,953 | $ 98,582 | $ 14,396 | $ 25,579 | $ 457,510 |

(1) Reflects only the principal amounts due on the Company's subordinated debentures. Due to the Company's deferral of interest payments on the subordinated debentures, the Company has also accrued $1,454 of interest due as of December 31, 2011. The deferred interest amounts will be repaid at such time as the Company is able to obtain approval from the FRB.

(2) Reflects payments due on shares issued through the CPP on February 27, 2009. Amounts presented assume that the Preferred Stock will be fully redeemed on February 26, 2014. In the event that we are unable to redeem the Preferred Stock on or before February 26, 2014, the dividend rate on the shares increases from the current rate of 5% to 9%, which will result in annual required dividends of $1,683 until the shares are redeemed.

## Subordinated Debentures

In 2002, the Company issued $3,000 of floating rate mandatory redeemable subordinated debentures through a special purpose entity as part of a private offering of trust preferred securities. The securities mature on December 31, 2032; however, the Company can currently repay the securities at any time without penalty, subject to approval from the Federal Reserve Bank. The interest rate on the subordinated debentures as of December 31, 2011 was 3.75%. The subordinated debentures bear interest at a floating rate equal to the New York Prime rate plus 50 basis points. The Company has the right from time to time, without causing an event of default, to defer payments of interest on the debentures for up to 20 consecutive quarterly periods. These debentures are presented in liabilities on the balance sheet and count as Tier 1 capital for regulatory capital purposes, subject to certain limitations on the amount of these securities that may be counted as Tier 1 capital. Debt issuance costs of $74 have been capitalized and are being amortized over the term of the securities. Principal officers, directors, and their affiliates at year end 2011 and 2010 owned $700 of the $3,000 subordinated debentures. The proceeds from this offering were utilized to increase the Bank's capital by $3,000.

In 2005, the Company issued $5,000 of floating rate mandatory redeemable subordinated debentures through a special purpose entity as part of a pooled offering of trust preferred securities. These securities mature on September 15, 2035, however, the Company can currently repay the securities at any time without penalty, subject to approval from the Federal Reserve Bank. The interest rate on the subordinated debentures as of December 31, 2011 was 2.05%. The subordinated debentures bear interest at a floating rate equal to the 3-Month LIBOR plus 1.50%. The Company has the right from time to time, without causing an event of default, to defer payments of interest on the debentures for up to 20 consecutive quarterly periods. These debentures are presented in liabilities on the balance sheet and count as Tier 1 capital for regulatory purposes, subject to certain limitations on the amount of these securities that may be counted as Tier 1 captial. There was no debt issuance cost in obtaining the subordinated debentures. The proceeds from the pooled offering were used to increase the Bank's capital.

In 2007, the Company issued $15,000 of redeemable subordinated debentures through a special purpose entity as part of a pooled offering of trust preferred securities. These subordinated debentures mature in 2037, however, the Company may repay these debentures at any time beginning after December 15, 2012. The interest rate on the subordinated debentures is 7.96% until December 15, 2012, and thereafter the subordinated debentures bear interest at a floating rate equal to the 3-month LIBOR plus 3.0%. The Company has the right from time to time, without causing an event of default, to defer payments of interest on the debentures for up to 20 consecutive quarterly periods. These debentures are presented in liabilities on the balance sheet and $1,900 count as Tier 1 capital and the remaining $3,295 is considered as Tier 2 capital for regulatory purposes. There was no debt issuance cost in obtaining the subordinated debentures. The proceeds were used to help fund the acquisition of First National.

The portion of the subordinated debentures qualifying as Tier 1 capital will not change for existing debentures under the Dodd-Frank Act. The portion of the subordinated debentures qualifying as Tier 1 capital is limited to 25% of total Tier 1 capital. Subordinated debentures in excess of the Tier 1 capital limitation generally qualify as Tier 2 capital.

Distributions on the subordinated debentures are payable quarterly, and the Company has adopted a board resolution at the request of the Federal Reserve Bank of Atlanta (the "FRB") that it will not pay interest on the subordinated debentures or dividends on its common or preferred stock without the prior consent of the FRB. On January 27, 2011, the FRB denied the Company's request to make the March 15, 2011 quarterly interest payment due on subordinated debentures that mature in 2012, and the Company has been unable to pay interest on those subordinated debentures or any of its other subordinated debentures since that date. Under the terms of indentures pursuant to which the debentures were issued, if the Company defers payment of interest on the debentures it may not, during such a deferral period, pay dividends on its common stock or preferred stock or interest on any of the other subordinated debentures issued by the Company. Accordingly, the Company does not expect to be able to pay interest on its other subordinated debentures or dividends on its common stock or preferred stock until such time as it is able to secure the approval of the FRB. Furthermore, the indentures pursuant to which the debentures issued in 2005 and 2007 were issued provide that the Company's subsidiaries are similarly prohibited from paying dividends on the subsidiaries' common and preferred stock not held by the Company or its subsidiaries. The Company's subsidiary Community First Properties, Inc. has issued and outstanding 125 shares of preferred stock totaling $125 in liquidation value, which are held by 125 unaffiliated shareholders. Dividends totaling approximately $16 are payable on these shares annually in two equal installments. Community First Properties, Inc. paid the dividends owed to the preferred stockholders on June 30, 2011 in violation of the terms of the indentures pursuant to which the subordinated debentures that were issued in 2005 and 2007 were issued and as a result has breached its obligations under the terms of those indentures. As a result, holders of the related trust preferred securities, following notice and the lapse of 60 or 90 days, could seek a judicial determination that the Company must cure the covenant breach. The cure would most likely require the Company to seek the contribution of approximately $8 of capital to Community First, Inc. Community First Properties, Inc. deferred the payment of its preferred dividend payment due on December 31, 2011, as permitted under the terms of the documents governing the terms of those shares of preferred stock. Community First Properties, Inc. will not be able to resume dividend payments on its preferred stock or common stock until the Company has resumed the payment of interest on the subordinated debentures issued in 2005 and 2007 and paid in full all unpaid dividends thereon. In the event that the Company is unable to pay interest on the subordinated debentures it has issued for twenty (20) consecutive quarters, the holders of the related trust preferred securities would be able to claim an event of default under the indentures and all amounts then owed on the debentures would be immediately due and payable.

## Liquidity

Our liquidity, primarily represented by cash and cash equivalents, is a result of our operating, investing and financing activities. These activities are summarized below for the three years ended December 31:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Net loss | $ (15,052) | $ (18,206) | $ (9,572) |
| Adjustments to reconcile net loss to net cash from operating activities | 23,827 | 25,300 | 9,826 |
| Net cash from operating activities | 8,775 | 7,094 | 254 |
| Net cash from investing activities | 47,928 | 35,046 | 15,960 |
| Net cash used in financing activities | (40,264) | (12,957) | (4,905) |
| Net change in cash and cash equivalents | 16,439 | 29,183 | 11,309 |
| Cash and cash equivalents at beginning of period | 60,303 | 31,120 | 19,811 |
| Cash and cash equivalents at end of period | $ 76,742 | $ 60,303 | $ 31,120 |

The significant adjustments to reconcile net loss to net cash from operating activities in 2011 were $13,029 provision for loan losses, a $5,000 securities impairment loss, net write-downs and losses on sale of other real estate of $2,020, and losses on repossessed assets of $1,025. The significant components of investing activities in 2011 were net decrease in loans of $40,010; total securities purchases of $15,181; maturities, prepayments and calls of securities of $13,743; and proceeds from sale of other real estate owned of $7,887. The most significant component of financing activities in 2011 was the decrease in deposits of $40,032.

The adjustments to reconcile net loss to net cash from operating activities in 2010 were a $522 gain on sale of securities, $53,654 of mortgage loans originated for sale and proceeds from the sale of mortgage loans of $54,928 which resulted in a gain of $967, provisions for loan loss of $14,434, goodwill impairment of $5,204 and deferred income tax expense, net of valuation allowance of $1,631. The significant components of operating activities for 2009 were a $1,135 gain on sale of securities, $70,762 of mortgage loans originated for sale and proceeds from the sale of mortgage loans of $71,720 which resulted in a gain of $1,110, and provisions for loan loss of $10,921.

Significant components of investing activities during 2010 were net loan payoffs of $17,006 and purchases of securities available for sale of $88,281, offset by the proceeds from the maturities and redemptions of securities available for sale of $65,696 and sales of $33,174 of investment securities, net maturity of investment in time deposits in other financial institutions of $2,034. Significant components of investing activities during 2009 were net loan payoffs of $15,937 and purchases of securities available for sale of $81,790, offset by the proceeds from the maturities and redemptions of securities available for sale of $38,006 and sales of $44,509 of investment securities, net investment in time deposits in other financial institutions of $3,993.

Significant financing activities during 2010 included net reduction in total deposits of $11,127 and a net repayment of FHLB advances of $1,000. Significant financing activities during 2009 included net repayment of FHLB advances of $15,000, issuance of preferred stock for $17,702, repayment of federal funds purchased of $9,000, net increase in deposits of $6,878, and repayment of other borrowed funds of $4,835.

Liquidity refers to our ability to fund loan demand, meet deposit customers' withdrawal needs and provide for operating expenses. As summarized in the statement of cash flows, our main sources of cash flow are receipts of deposits from our customers and, to a lesser extent, repayment of loan principal and interest income on loans and securities.

The primary uses of cash are lending to the Company's borrowers and investing in securities and short-term interest earning assets. In 2011, 2010, and 2009, loan repayments were greater than demand for new loans, which provided additional liquidity to pay off outstanding liabilities such as federal funds purchased, FHLB advances, and other borrowed money. In addition to proceeds from loan repayments, proceeds from issuance of preferred stock also contributed to the Company's ability to repay the liabilities mentioned.

We consider our liquidity sufficient to meet our outstanding short and long-term needs. We expect to be able to fund or refinance, on a timely basis, our material commitments and long-term liabilities.

### Off-Balance Sheet Arrangements

At December 31, 2011, we had unfunded loan commitments outstanding of $29,406 and unfunded letters of credit of $3,416. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If we needed to fund these outstanding commitments, we have the ability to liquidate federal funds sold or securities available for sale or on a short-term basis to borrow and purchase federal funds from other financial institutions. Additionally, we could sell participations in these or other loans to correspondent banks.

### Capital Resources

Our total shareholders' equity at December 31, 2011 was $9,575 compared to $22,761 at December 31, 2010, and $43,645 at December 31, 2009. The factors that changed shareholders' equity in 2011 were the net loss of $15,052 and the other comprehensive income of $2,756.

As of December 31, 2011, the Bank's capital levels exceeded those required to be considered adequately capitalized under the regulatory framework for prompt corrective action. While the Bank's capital levels at December 31, 2011, exceeded those necessary to be considered adequately capitalized, our consolidated capital ratios were well below those required by federal regulators and are critically low. Our consolidated total capital to risk-weighted assets ratios for year end 2011 and 2010 were 4.85% and 10.57%. Our consolidated Tier 1 to risk weighted assets ratios were 2.37% and 6.30% at year-end 2011 and 2010, respectively. Also, our Tier 1 to average assets ratios were 1.61% and 4.57% at year-end 2011 and 2010 respectively. In order for the Company to be considered well capitalized, it must have a consolidated total capital to risk weighted assets ratio of at least 10% and a Tier 1 to average assets ratio of at least 6% and not be subject to a written agreement, order, or directive requiring it to maintain capital above specified levels. Furthermore, virtually all of our capital on a consolidated basis consists of preferred stock and subordinated debentures which require repayments.

At December 31, 2011 and December 31, 2010, the Bank's and the Company's risk-based capital ratios and the minimums to be considered well-capitalized under applicable regulatory provisions and the ratios required by the Consent Order were as follows:

| | Actual | | For Capital Adequacy Purposes | | To Be Well Capitalized Under Regulatory Provisions | | Required by terms of Consent Order with FDIC | |
|---|---|---|---|---|---|---|---|---|
| 2011 | Amount | Ratio | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| Total Capital to risk weighted assets | | | | | | | | |
| Community First Bank & Trust | $ 36,229 | 8.51% | $ 34,044 | 8.00% | $ 42,555 | 10.00% | $ 51,066 | 12.00% |
| Consolidated | 20,662 | 4.85% | 34,101 | 8.00% | 42,627 | 10.00% | N/A | N/A |
| Tier I to risk weighted assets | | | | | | | | |
| Community First Bank & Trust | $ 30,734 | 7.22% | $ 17,022 | 4.00% | $ 25,533 | 6.00% | $ 42,555 | 10.00% |
| Consolidated | 10,105 | 2.37% | 17,051 | 4.00% | 25,576 | 6.00% | N/A | N/A |
| Tier I to average assets | | | | | | | | |
| Community First Bank & Trust | $30,734 | 4.92% | $ 25,011 | 4.00% | $ 31,263 | 5.00% | $53,147 | 8.50% |
| Consolidated | 10,105 | 1.61% | 25,072 | 4.00% | N/A | N/A | N/A | N/A |
| 2010 | | | | | | | | |
| Total Capital to risk weighted assets | | | | | | | | |
| Community First Bank & Trust | $ 50,066 | 10.14% | $ 39,508 | 8.00% | $ 49,385 | 10.00% | N/A | N/A |
| Consolidated | 52,220 | 10.57% | 39,538 | 8.00% | N/A | N/A | N/A | N/A |
| Tier I to risk weighted assets | | | | | | | | |
| Community First Bank & Trust | $ 43,745 | 8.86% | $ 19,754 | 4.00% | $ 29,631 | 6.00% | N/A | N/A |
| Consolidated | 31,123 | 6.30% | 19,770 | 4.00% | N/A | N/A | N/A | N/A |
| Tier I to average assets | | | | | | | | |
| Community First Bank & Trust | $43,745 | 6.44% | $ 27,159 | 4.00% | $ 33,949 | 5.00% | N/A | N/A |
| Consolidated | 31,123 | 4.57% | 27,259 | 4.00% | N/A | N/A | N/A | N/A |

During the fourth quarter of 2011, the Company was informed that the FRB would be proposing a formal agreement following an offsite examination of the Company that was completed during the third quarter of 2011. Management has not yet been informed as to the provisions of that expected agreement but we expect that it will require, among other things, the Company to achieve, and thereafter maintain, capital levels in excess of those required to be considered well capitalized and prior approval of the FRB before we are permitted to pay dividends on our capital stock or interest payments on our indebtedness.

On September 20, 2011, the Bank consented to the issuance of a consent order (the "Consent Order") by the Federal Deposit Insurance Corporation (the "FDIC"). The Consent Order replaces the memorandum of understanding ("MOU") that the Bank had entered into with the FDIC on October 19, 2010. Under the terms of the Consent Order, the Bank has agreed to, among other things, take the following actions:

• Establish, within 30 days after September 20, 2011, a board committee to oversee the Bank's compliance with the Consent Order;

• Make, within 30 days after September 20, 2011, provisions to its allowance for loan and lease losses (the "ALLL") in an amount equal to those loans required to be charged off by the Consent Order, and thereafter maintain a reasonable ALLL and quarterly have its board of directors review the adequacy of the ALLL;

• Review, within 30 days after September 20, 2011, the Bank's Consolidated Reports on Condition and Income filed with the FDIC after December 31, 2010, and amend such reports if necessary to accurately reflect the Bank's financial condition as of such dates;

• Use, within 30 days after September 20, 2011, Financial Accounting Standards Board Accounting Standards Codification Numbers 450 and 310 for determining the Bank's ALLL reserve adequacy;

• Retain, within 60 days after September 20, 2011, a bank consultant to develop, within 90 days after September 20, 2011, a written analysis and assessment of the Bank's management and staffing needs for the purpose of providing qualified management;

• Formulate and submit to the FDIC and the Tennessee Department of Financial Institutions (the "Department"), within 60 days after September 20, 2011, a written policy covering expense reimbursement to the Bank's directors, officers and employees, and while the Consent Order is in effect have the Board conduct monthly reviews of all expenses submitted for customer entertainment, business development and/or any other expense submitted by the Bank's officers and directors;

• Prepare and submit, within 120 days after September 20, 2011, to its supervisory authorities a budget and profit plan for calendar year 2012;

• On or before December 31, 2011 achieve, and thereafter, maintain the Bank's Tier 1 leverage capital ratio, Tier 1 risk-based capital ratio and Total risk-based capital ratios equal to or greater than 8.5%, 10.0% and 12.0%, respectively;

• If the Bank's capital ratios fall below the minimum levels set out in the previous bullet as of the date of any of the Bank's Reports on Condition and Income, submit within 30 days of receiving a request to do so, to the FDIC and the Department a capital plan to increase the Bank's capital to levels above these minimum levels; then initiate action within 30 days after the FDIC and the Department respond to the plan;

- Refrain from paying cash dividends to the Company without the prior written consent of the FDIC and the Department;

- Increase, within 30 days after September 20, 2011, the participation of the Bank's board of directors in the affairs of the Bank by assuming full responsibility for the approval of the Bank's policies and objectives and for the supervision of management, including all Bank activities;

- Develop, within 120 days after September 20, 2011, a strategic plan that addresses issues including plans for sustaining adequate liquidity, strategies for pricing policies and asset/liability management, goals for reducing problem loans, plans for attracting and retaining qualified individuals to fill vacancies in the lending and accounting functions, financial goals and formulation of a mission statement;

- Not extend, directly or indirectly, any additional credit to or for the benefit of any borrower whose extension of credit is classified "Doubtful" and/or "Substandard" by the FDIC or the Department unless the Bank's board of directors has signed a detailed written statement giving reasons why the failure to extend such credit would be detrimental to the Bank;

- Take, within 30 days after September 20, 2011, specific actions to eliminate all assets classified as "Loss" as of March 14, 2011, and, within 60 days of September 20, 2011 submit a written plan to reduce the level of assets classified "Doubtful" or "Substandard" with a balance in excess of $1,000,000, in each case as of March 14, 2011;

- Refrain from extending any additional credit to, or for the benefit of, any borrower who has a loan or other extension of credit from the Bank that has been charged off or classified in a certain specified manner and is uncollected;

- Take, within 120 days after September 20, 2011, specified actions to reduce concentrations of construction and development loans in the Bank's portfolio to not more than 100% of the Bank's Tier 1 capital and commercial real estate loans (other than owner-occupied commercial real estate loans) to not more than 300% of the Bank's Tier 1 capital;

- Take, within 60 days after September 20, 2011, specified action for the reduction and collection of delinquent loans;

- Eliminate, within 30 days after September 20, 2011, and/or correct all applicable violations of law and regulation as discussed in the Bank's most recent exam report and implement procedures to ensure future compliance with all applicable laws and regulations;

- Refrain from entering into any new line of business without the prior written consent of the FDIC while the Consent Order is in effect;

- Establish, within 30 days after September 20, 2011, a loan review committee (at least two-thirds of the members of which shall be independent directors) to periodically review the Bank's loan portfolio and identify and categorize problem credits;

- Review, within 90 days after September 20, 2011, and annually thereafter, the Bank's loan policy and procedures for effectiveness; and

- Furnish, within 30 days following the end of each calendar quarter, quarterly progress reports to the banking regulators.

The Bank's capital levels as of December 31, 2011 were significantly below those that the Bank agreed to achieve by that date under the terms of the Consent Order. Based on December 31, 2011 levels of average assets and risk-weighted assets, the required amount of additional Tier 1 capital necessary for the Bank to meet the requirements of the Consent Order was approximately $22,413 which would also satisfy the total capital requirement. As a result of entering into the Consent Order, the Bank is subject to additional limitations on its operations including accepting, rolling over, or renewing brokered deposits, which could adversely affect the Bank's liquidity and/or operating results. By virtue of entering into the Consent Order, the Bank is also limited from paying deposit rates above national rate caps published weekly by the FDIC, unless the Bank is determined to be operating in a high-rate market area. On December 1, 2011, the Bank received notification from the FDIC that it is operating in a high-rate environment, which allows the Bank to pay rates higher than the national rate caps, but continues to limit the Bank to rates that do not exceed the prevailing rate in the Bank's market by more than 75 basis points. The Bank is also limited, as a result of its condition, in its ability to pay severance payments to its employees and must receive the consent of the FDIC and the Department to appoint new officers or directors.

As of December 31, 2011, we believe that we are in compliance with all provisions of the Consent Order that were required to be completed by December 31, 2011, with the exception of attaining the regulatory capital ratios required by the Consent Order. In accordance with the terms of the Consent Order, management has submitted a capital plan with the objective of attaining the capital ratios required by the Consent Order. The FDIC has not responded as to their acceptance or rejection of the capital plan. In addition to the capital plan, all other plans required by the Consent Order have been prepared and submitted to the FDIC for review.

At the request of the FRB, the board of directors of the Company, on January 18, 2011, adopted a board resolution agreeing that the Company would not incur additional debt, pay common or preferred dividends, or redeem treasury stock without approval from the FRB. The Company requested permission to make dividend payments on its Preferred Stock and interest payments on its subordinated debt that were scheduled for the first quarter of 2011. The FRB granted permission to pay the preferred dividends that were due on February 15, 2011, but denied permission to make interest payments on the Company's subordinated debt. As a result of the FRB's decision, the Company was required to begin the deferral of interest payments on each of its three subordinated debentures during the first quarter of 2011. The Company has the right to defer the payment of interest on the subordinated debentures at any time, for a period not to exceed 20 consecutive quarters. During the period in which it is deferring the payment of interest on its subordinated debentures, the Company may not pay any dividends on its common or preferred stock and the Company's subsidiaries may not pay dividends on the subsidiaries' common or preferred stock owned by entities other than the Company and its subsidiaries. Accordingly, the Company was required to suspend dividend payments on the Preferred Stock beginning in the second quarter of 2011. At December 31, 2011, the Company has $1,497 of interest accrued for which payment is being deferred. In addition, the Company has accumulated $847 in deferred dividends on its preferred stock. The Company's subsidiary Community First Properties, Inc. suspended payment of its dividends on its preferred stock beginning with the dividend payment due December 31, 2011. At December 31, 2011,

Community First Properties, Inc. has $8 of preferred stock dividends accrued for which payment is being deferred.

As a result of its losses in 2011, 2010 and 2009, the Bank is prohibited under applicable Tennessee law from declaring dividends, without prior approval from the Department. The terms of the Consent Order also prohibit the Bank from paying dividends to the Company without prior approval from the FDIC and the Department. The Company is prohibited from paying any dividends as a result of the board resolution it adopted at the request of the FRB and the suspension of dividends on the Preferred Stock the Company sold the U.S. Treasury and of interest on its subordinated debentures associated with its trust preferred securities. The Bank believes that the pending branch sales, described in Note 2 to the financial statements, if consummated, will improve the Bank's capital levels. However, the consummation of the pending branch sales may not increase the Bank's capital levels to those required to be maintained by the Bank in the Consent Order. As a result, and because the Company does not have cash available to contribute to the Bank in an amount sufficient to enable the Bank to achieve the capital levels it committed to maintain in the Consent Order, the Company will have to seek additional alternatives beyond the branch sales to raise capital in order to assist the Bank in meeting its obligations. The Company is currently considering the options available to it to increase capital levels at the Bank, including the sale of common or preferred stock of the Company or the sale of certain branch locations or other assets, or alternatively the sale of the Company. Any sale of the Company's common stock would likely be at a price that would result in substantial dilution in ownership for the Company's existing common shareholders and could result in a change in control of the Company.

On October 3, 2008, Congress passed the Emergency Economic Stabilization Act of 2008 ("EESA"), which provides the U. S. Treasury with broad authority to implement certain actions to help restore stability and liquidity to U.S. markets. One of the provisions resulting from the EESA is the CPP, which provided for direct equity investment of perpetual preferred stock by the Treasury in qualified financial institutions. The program is voluntary and requires an institution to comply with a number of restrictions and provisions, including limits on executive compensation, stock redemptions and declaration of dividends.

The Company applied to participate in the program during the fourth quarter of 2008 and received notification of approval for the program in the first quarter of 2009. Under the terms of the program, the U.S. Treasury purchased $17,806 in Senior Preferred shares of the Company on February 27, 2009. The Senior Preferred shares have a cumulative dividend rate of 5% per year, until the fifth anniversary of the U.S. Treasury's investment, and a dividend rate of 9% thereafter. In addition, under the terms of the agreement, the Company issued warrants to the U.S. Treasury to purchase additional preferred shares equal to 5% of the investment in Senior Preferred shares at a discounted exercise price. The U.S. Treasury exercised the warrants immediately upon investment in the Senior Preferred shares. The Warrant Preferred shares have a cumulative dividend rate of 9% per year until redeemed. Dividends on both the Senior Preferred and the Warrant Preferred shares are required to be paid quarterly.

Dividend requirement for the preferred shares in years 2012 and 2013 are $970; 2014, $1,564; 2015 through redemption of the shares $1,683 per year. The increase in 2014 is due to the increase in the dividend rate on the Senior Preferred shares from 5% to 9%. The Company is able to redeem all or a portion of the Senior Preferred shares at any time following consultation with its primary regulator, but may not redeem the Warrant Preferred shares unless all of the

Senior Preferred shares have been redeemed. The required dividends in future periods would be reduced for any redemptions.

Because the Bank incurred losses in 2011 and 2010, the Bank is currently unable to pay dividends to the Company, including, if necessary, dividends to support the Company's payment of interest on its subordinated debentures and dividends on the Senior Preferred or Warrant Preferred Shares without prior approval by the Commissioner of the Department. In addition, the Bank is prohibited by the terms of the Consent Order form paying dividends to the Company without the prior approval of the Department and the FDIC.

As mentioned above, in January 2011, the Company adopted a board resolution agreeing that the Company would not pay any dividends on common or preferred stock or any interest payments on outstanding subordinated debentures without the FRB's prior approval. During the first quarter of 2011, the Company sought such approval from the FRB and was approved to make the dividend payment on the Company's outstanding Preferred Stock issued to the U.S. Treasury that was due on February 15, 2011. The FRB denied the Company's request to make interest payments on outstanding subordinated debentures that were due in March 2011 and the Company has not been permitted to pay dividends on its subordinated debentures since that denial. As a result of the FRB's decision, the Company was required to begin the deferral of interest payments on each of its three subordinated debentures during the first quarter of 2011. The Company has the right to defer the payment of interest on the subordinated debentures at any time, for a period not to exceed twenty (20) consecutive quarters. During the period in which it is deferring the payment of interest on its subordinated debentures, however, the Company may not pay any dividends on its common, or Preferred Stock, and the Company's subsidiaries may not pay dividends on those subsidiaries' common or preferred stock owned by entities other than the Company and its subsidiaries. Accordingly, the Company was required to suspend dividend payments on its Preferred Stock beginning in the second quarter of 2011. At December 31, 2011, the Company has $847 of Preferred Stock dividends accrued for which payment is being deferred. The Company's subsidiary Community First Properties, Inc. suspended the payment of dividends on its preferred stock beginning with the dividend payment due on December 31, 2011. At December 31, 2011, Community First Properties, Inc. has $8 of preferred stock dividends accrued for which payment is being deferred.

**Return on Equity and Assets**

Returns on average consolidated assets and average consolidated equity and the ratio of average equity to average assets and the dividend payout ratio for the periods indicated are as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Return on average assets | (2.35%) | (2.65%) | (1.33%) |
| Return on average equity | (83.21%) | (41.69%) | (19.96%) |
| Average equity to average assets ratio | 2.83% | 6.36% | 6.68% |
| Dividend payout ratio | n/a | n/a | n/a |

## Quantitative and Qualitative Disclosures About Market Risk

*Interest Rate Sensitivity*

Management uses a gap simulation model that takes cash flows into consideration. These include mortgage-backed securities, loan prepayments, and expected calls on securities. Non-maturing balances such as money markets, savings, and NOW accounts have no contractual or stated maturities. A challenge in the rate risk analysis is to determine the impact of the non-maturing balances on the net interest margin as the interest rates change. Because these balances do not "mature" it is difficult to know how they will reprice as rates change. It is possible to glean some understanding by reviewing our pricing history on these categories relative to interest rates. Using the interest rate history from the Asset Liability Management software database spanning up to 20 quarters of data, we can derive the relationship between interest rates changes and the offering rates themselves. The analysis uses the T-Bill rate as an indicator of rate changes. The gap analysis uses beta factors to spread balances to reflect repricing speed. In the gap analysis the model considers deposit rate movements to determine what percentage of interest-bearing deposits that is actually repriceable within a year. Our cumulative one year gap position at December 31, 2011, was 1.27% of total assets. Our policy states that our one-year cumulative gap should not exceed 15% of total assets.

At year end 2011, $322,400 of $488,191 of interest earning assets will reprice or mature within one year. Loans maturing or repricing within one year totaled $153,157, or 40.2% of total loans at December 31, 2011. We had $58,672 of loans maturing or repricing after five years. As of December 31, 2011, we had $217,887 in time deposits maturing or repricing within one year.

Gap analysis only shows the dollar volume of assets and liabilities that mature or reprice. It does not provide information on how frequently they will reprice. To more accurately capture the Company's interest rate risk, we measure the actual effects the repricing opportunities have on earnings through income simulation models such as rate shocks of economic value of equity and rate shock interest income simulations.

To truly evaluate the impact of rate change on income, we believe the rate shock simulation of interest income is the best technique because variables are changed for the various rate conditions. The interest income change in each category of earning assets and liabilities is calculated as rates move up and down. In addition, the prepayment speeds and repricing speeds are changed. Rate shock is a method for stress testing the net interest margin over the next four quarters under several rate change levels. These levels span four 100 basis point increments up and down from the current interest rate. Our policy guideline is that the maximum percentage change in net interest income cannot exceed plus or minus 15% on a 200 basis point interest rate change.

Although interest rates are currently very low, the Company believes a -200 basis point rate shock is an effective and realistic test since interest rates on many of the Company's loans still have the ability to decline 200 basis points. For those loans that have floors above the -200 basis point rate shock, the interest rate would be at the floor rate. All deposit account rates would likely fall to their floors under the -200 basis point rate shock as well. This simulation analysis assumes that NOW and savings accounts have a lower correlation to changes in market interest rates than do loans, securities, and time deposits.

| December 31, 2011 | | | | |
|---|---|---|---|---|
| Basis Point Change | +200 bp | +100bp | -100bp | -200bp |
| Increase (decrease) in net interest income | 8.36% | 3.60% | (5.07%) | (12.89%) |

| December 31, 2010 | | | | |
|---|---|---|---|---|
| Basis Point Change | +200 bp | +100bp | -100bp | -200bp |
| Increase (decrease) in net interest income | 9.91% | 3.35% | (1.24%) | (2.14%) |

Although interest rates are currently very low, the Company believes a -200 bps rate shock is an effective and realistic test since interest rates on many of the Company's loan still have the ability to decline 200 bps. For those loans that have floors above the -200 bps rate shock, the interest rate would be the floor rate. All deposit account rates would likely fall to their floors under the -200 bps rate shock as well.

Our Economic Value of Equity simulation measures our long-term interest rate risk. The economic value is the difference between the market value of the assets and the liabilities and, technically, it is our liquidation. The technique is to apply rate changes and compute the value. The slope of the change between shock levels is a measure of the volatility of value risk. The slope is called duration. The greater the slope, the greater the impact or rate change on our long-term performance. Our policy guideline is that the maximum percentage change on economic value of equity cannot exceed plus or minus 10% on 100bp change and 20% on 200bp change. The following illustrates our equity at risk in the economic value of equity model.

| December 31, 2011 | | | | |
|---|---|---|---|---|
| Basis Point Change | +200 bp | +100bp | -100bp | -200bp |
| Increase (decrease) in equity at risk | 9.09% | 6.25% | (2.83%) | 7.38% |

| December 31, 2010 | | | | |
|---|---|---|---|---|
| Basis Point Change | +200 bp | +100bp | -100bp | -200bp |
| Increase (decrease) in equity at risk | 0.10% | (1.0%) | 1.20% | 1.60% |

One of management's objectives in managing our balance sheet for interest rate sensitivity is to reduce volatility in the net interest margin by matching, as closely as possible, the timing of the repricing of its interest rate sensitive assets with interest rate sensitive liabilities.

**Impact of Inflation**

The consolidated financial statements and related notes presented elsewhere in the report have been prepared in accordance with accounting principles generally accepted in the United States. This requires the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

## MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

No public market exists for the Company's Common Stock, and there can be no assurance that a public trading market for the Company's Common Stock will develop. As of March 30, 2012 there were 2,178 holders of record of the Company's Common Stock and 3,273,915 shares outstanding, excluding vested options. As of March 30, 2012, there were 119,550 vested options outstanding to purchase shares of Common Stock.

While there is no public market for the Company's Common Stock, the most recent trade of the Company's Common Stock known to the Company occurred on February 15, 2012 at a price of $7.00 per share. These sales are isolated transactions and, given the small volume of trading in the Company's Common Stock, may not be indicative of its present value. Below is a table which sets forth Company's high and low prices of which the Company is aware for the relevant quarters during the three fiscal years ended December 31:

| 2011 | High | Low |
|---|---|---|
| First quarter | $ 9.00 | $ 8.50 |
| Second quarter | $ 8.50 | $ 8.50 |
| Third quarter | $ 8.50 | $ 8.50 |
| Fourth quarter | $ 8.50 | $ 8.50 |

| 2010 | High | Low |
|---|---|---|
| First quarter | $12.00 | $10.00 |
| Second quarter | $10.00 | $10.00 |
| Third quarter | $10.14 | $ 9.00 |
| Fourth quarter | $10.00 | $ 9.00 |

| 2009 | High | Low |
|---|---|---|
| First quarter | $20.00 | $20.00 |
| Second quarter | $20.00 | $15.00 |
| Third quarter | $15.00 | $15.00 |
| Fourth quarter | $15.00 | $12.00 |

Historically, the principal sources of cash revenue for the Company were dividends paid to it by the Bank. There are certain restrictions on the payment of these dividends imposed by federal banking laws, regulations and authorities. Further, the dividend policy of the Bank is subject to the discretion of the Board of Directors of the Bank and will depend upon such factors as future earnings, financial conditions, cash needs, capital adequacy and general business conditions. The Company paid no dividends to common shareholders in 2011 or 2010, $121 in cash dividends and $314 in stock dividends to shareholders in the second quarter of 2009. Tennessee law provides that without the approval of the Commissioner of the Department dividends may be paid by the Bank in an amount equal to net income in the calendar year the dividend is declared plus retained earnings for the prior two years. This means that because of the losses we incurred in 2010 and 2009, the Bank cannot pay to us dividends in 2012 without the prior approval of the Commissioner of the Department. Tennessee laws regulating banks require certain charges against and transfers from an institution's undivided profits account before undivided profits can be made available for the payment of dividends. In addition to these general restrictions applicable to Tennessee state-chartered banks, the terms of the Consent Order prohibit the Bank from paying dividends to us without the prior approval of the Department and the FDIC.

In addition to the limitations on the Company's ability to pay dividends under Tennessee law, the Company's ability to pay dividends on its Common Stock is also limited by the Company's participation in the CPP and by the terms of the indentures pursuant to which its subordinated debentures have been issued.

From February 28, 2012 until February 27, 2019, unless the U.S. Treasury has transferred the Senior Preferred and Warrant Preferred shares to third parties or the Senior Preferred and Warrant Preferred shares have been redeemed in total, the Company may increase the dividends paid to holders of the Common Stock by up to 3% in the aggregate per year over the amount paid in the prior year without the U.S. Treasury's consent; provided that no increase in common dividends may be made as a result of any dividend paid in common shares, any stock split or any similar transactions. From February 28, 2019 until the Senior Preferred and Warrant Preferred shares held by the U.S. Treasury have been redeemed in whole or the U.S. Treasury has transferred all of the Senior Preferred and Warrant Preferred shares to third parties, the Company may not declare or pay any dividend or make any distribution on any capital stock or other equity securities of the Company other than regular dividends on shares of preferred stock in accordance with the terms thereof and which are permitted by the terms of the Senior Preferred and Warrant Preferred shares, or dividends or distributions by any wholly-owned subsidiary of the Company. Further, during such period the Company may not redeem, purchase or acquire any shares of Common Stock or other capital stock or other equity securities of any kind of the Company, including any trust preferred securities, other than the Senior Preferred and Warrant Preferred shares.

In the future, the declaration and payment of dividends on the Company's common stock will depend upon the Company's earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, the Company's ability to service any equity or debt obligations senior to the Common Stock, including the Senior Preferred and Warrant Preferred shares, and other factors deemed relevant by the Board of Directors.

**Shareholder Return Performance Graph**

The following graph compares the percentage change in the unaudited total return on the Company's common stock against the cumulative total return of the NASDAQ Index and The Carson Medlin Company's Independent Bank Index between December 31, 2006 and December 31, 2011. The graph assumes the value of the investment in the Company's common stock and each index was $100 at December 31, 2006 and that all dividends were reinvested.


140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2006
2007
2008
2009
2010
2011
Community First Bank & Trust
NASDAQ Index
Independent Bank Index

| | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|---|---|
| COMMUNITY FIRST, INC. | 100 | 100 | 67 | 40 | 30 | 28 |
| INDEPENDENT BANK INDEX | 100 | 111 | 66 | 97 | 114 | 113 |
| NASDAQ INDEX | 100 | 77 | 52 | 52 | 50 | 44 |

## BOARD OF DIRECTORS AND MANAGEMENT

The following chart gives the name, age and biographical information of each of the Company's directors along with that person's principal occupation during the preceding five years. Directors are elected for a term of three years.

| Name | Age | Principal Occupation |
|---|---|---|
| Eslick E. Daniel | 70 | Mr. Daniel is Chairman of the Board of Directors. He is a retired orthopedic surgeon and founder of Mid-Tennessee Bone and Joint Clinic, P.C. |
| Fred C. White | 70 | Mr. White is currently a local businessman. He was formerly the co-owner of Smelter Service Corporation. |
| H. Allen Pressnell, Jr. | 66 | Mr. Pressnell is President and owner of Columbia Rock Products and the Chief Executive Officer and owner of Industrial Contractors Inc. |
| W. Roger Witherow | 63 | Mr. Witherow is President of Roger Witherow & Associates, Inc., a firm specializing in executive and employee fringe benefits. Mr. Witherow is a registered representative and sells securities through Thoroughbred Financial Services LLC. |
| Vasant (Vince) G. Hari | 63 | Mr. Hari is an investor in the hospitality industry. |
| Dinah C. Vire | 60 | Ms. Vire is the former manager of a physician's office, a position she held from 1978 to 2007. |
| Bernard Childress | 56 | Mr. Childress is a former educator. He is currently the Executive Director of the Tennessee Secondary School Athletic Association and is active in community activities through Leadership Maury County, the YMCA, the Rotary Club and the Maury Regional Hospital Advisory Board. |
| Randy A. Maxwell | 55 | Mr. Maxwell is Assistant Vice President for Investments of Tennessee Farmers Mutual Insurance Company. |
| Stephen F. Walker | 42 | Mr. Walker is the Commercial Property Manager for Walker Family Limited Partnership and is active in the Columbia Main Street Corporation. |

The following is biographical information regarding those persons who are executive officers of the Company, but who are not members of the Board of Directors:

Louis E. Holloway, 59, President and CEO of Community First, Inc. and Community First Bank & Trust. Prior to joining the Bank in January of 2008, Mr. Holloway served in market development of Bank of America as Senior Vice President/Market President in Macon, Georgia. He also held various positions in lending and consumer business. Mr. Holloway served as the Bank's Chief Retail Officer and Chief Credit Officer prior to becoming President and CEO in June 2011. Mr. Holloway has 37 years of banking experience.

James A. Bratton, 47, is Senior Vice President and Chief Credit Officer of Community First Bank & Trust and has held that position since July 2011. Mr. Bratton joined Community First Bank & Trust in January 2003 as Vice President, Commercial Lending. Prior to joining Community First Bank & Trust, he served in various positions with First Farmers and Merchants National Bank in Columbia, Tennessee. Mr. Bratton has 24 years of banking experience.

Mike Saporito, 61, is Senior Vice President and Chief Operations Officer of Community First Bank & Trust and has held that position since September 2004. Mr. Saporito has 41 years of banking experience with several community banks. Prior to joining the Bank, Mr. Saporito served as Senior Vice President and Chief Operations Officer of Ohio Legacy Bank in Wooster, Ohio, from 2003 to 2004. He served as Senior Vice President, Chief Operations Officer and Chief Information Officer of Commercial and Savings Bank in Millersburg, Ohio, from 2001 to 2003 and Senior Vice President and Senior Operations Officer of The Bank/First Citizens Bank in Cleveland, Tennessee from 1996 to 2001.

Dianne Scroggins, 52, is Chief Financial Officer of Community First, Inc. and Vice President and Chief Financial Officer of Community First Bank & Trust. Ms. Scroggins serves on the Asset Liability Committee and the Investment Committee. Ms. Scroggins joined the Bank in its organization phase in 1998. Prior to joining the Bank, Ms. Scroggins served as assistant cashier from 1994-1997, and Vice President in 1998 with Middle Tennessee Bank. She served in many areas of Middle Tennessee Bank, including manager of the credit card department, and investment accountant. She also assisted the Chief Financial Officer in the Finance Department, and served on the Asset Liability Committee. She has 34 years of banking experience.

Elaine Chaffin, 54, is Vice President and Chief Risk Manager of Community First Bank & Trust and has held that position since July 2010. Prior to this position, she served as the Bank's Compliance Officer beginning in April 2010. Prior to joining Community First Bank & Trust, she served as Sr. Vice President, Executive Officer and Chief Risk Manager for Community Bank of the Cumberlands in Cookeville, TN. She also served as Chief Compliance Officer for Cumberland Bancorp from 1999 to 2001 and served as Compliance officer for TransFinancial Bank for the Tennessee offices from 1988 to 1999. She has 29 years of banking experience.

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# Board Of Directors



**Dr. Eslick Daniel**
Chairman



**Bernard Childress**



**Vasant Hari**



**Randy Maxwell**



**H. Allen Pressnell, Jr.**



**Dinah C. Vire**



**Stephen Walker**



**Fred C. White**



**Roger Witherow**

# Senior Management Team



**Louis E. Holloway**
President/CEO
and Member of the
Board of Directors



**Michael J. Saporito**
Senior Vice President and
Chief Operations Officer



**Jim Bratton**
Senior Vice President and
Chief Lending Officer



**L. Dianne Scroggins**
Vice President and
Chief Financial Officer



**J. Elaine Chaffin**
Vice President and
Chief Risk Officer

**Guiding Principles that Set Us Apart.** There will always be internal and external factors that cause the bank's management team to reassess the ways in which Community First caters to our customers. No matter the circumstances, rest assured there are fundamental guiding principles that define who we are and set us apart as a different type of financial services company:

- Our growth and success will always be driven by local bankers who focus on building local relationships.
- We will strive to be the preferred bank for customers throughout our primary markets.
- We will honor our team members, customers, investors and communities for their vital roles in our success.

www.cfbk.com

501 S. James Campbell Blvd. • Columbia, TN 38401 • 931.380.2265

03/12-250